



Rabobank Nederland
Directoraat Control Rabobank Groep

Sender *UC-G 717, Postbus 17100, 3500 HG Utrecht*

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Visiting address *Croeselaan 18, Utrecht*

Telephone *00 31 302162615*
Fax *61928*

SUPPL

Our reference BB/jcd
Date July 4, 2005


RECEIVED
JUL 14 2005
PROCESSING
SECTION

Subject **Rabobank Nederland Rule 12g3-2(b) File No. 82-5010**

The enclosed press releases from the period June 2005 and the Pricing Supplements of June 2005 are being furnished to the Securities and Exchange Commission (the "**SEC**") on behalf of Rabobank Nederland (the "**Bank**") pursuant to the exemption from the Securities Exchange Act of 1934 (the "**Act**") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Bank is subject to the Act.

Yours sincerely,
Rabobank Nederland

Prof.dr.ir.Bert Bruggink
Executive Board / CFO Rabobank Group


Rabobank

Latest News

16 June 2005

Rabobank is having a 'positive' year

Chairman of the Executive Board Heemskerk: 'We are on track'.

Rabobank has got off to a good start in 2005. Mr H. (Bert) Heemskerk, Chairman of the Executive Board of the Rabobank Group, reported that the developments across the breadth of the Rabobank Group were 'once again positive' in the first months of 2005. In his speech to the Rabobank General Meeting held this afternoon in Utrecht, the Chairman of the Executive Board said that: 'We are on track. But we clearly need all hands on deck to ensure that we stay on course. Because we are definitely working against a strong headwind.'



Rabobank's large-scale annual General Meeting was held this afternoon in Utrecht. For the co-operative bank this meeting is comparable to a shareholders' meeting attended by representatives of all the local member banks.

In his speech, Mr Heemskerk stated that despite the economic headwind, shrinking interest margins and tough competition in the mortgages market, the Rabobank Group could look back on a good start in 2005. In line with the previously stated expectations, the bank expects to be able to achieve a rise in profits of 10 to 12 percent this year. 'But it is important to remember that we are only halfway through the year,' Heemskerk added. 'While the precise impact of the negative results of the referendums on the constitution in Europe is still unclear at this point, we already see a weaker euro, even lower interest rates and ailing economic development.'

Rabobank is not only performing well financially. The Chairman of the Executive Board reported a number of other important milestones achieved in the first half of 2005 including the rising market share in the mortgages market, growing customer satisfaction ('improved service'), a closer alliance with Eureko/Achmea and the Golden Effie for the campaign featuring Jochem de Bruin.

Strategy
Chairman of the Executive Board Heemskerk explained to the meeting that Rabobank is currently reassessing its strategic framework. The results of this reassessment will be discussed in detail with the local member banks this autumn. The strategy will ultimately be presented to the Central Delegates Assembly, i.e. the 'Rabo Parliament', for adoption. 'This is crucial in order to prevent the Rabobank Group from experiencing what the European Union recently discovered: that policy is construed as being carried out above the heads of the people involved.'

Heemskerk went on to provide a brief outline of the strategic development of Rabobank. 'We first developed from a credit co-operative into a fully-fledged retail bank. We then developed into an All Finanz institution with a growing international business. Within the context of our 'Outlook 2010' programme we now aim to emerge as an All Finanz player that both has its roots in the Netherlands and is a sustainable, international Food & Agri bank.'
Heemskerk says that the core foundations of the strategy will remain the same: Rabobank is committed to remaining a co-operative institution and a nearby bank and is furthermore dedicated to maintaining its AAA status.

Rabobank Development Programme
A central theme of this year's General Meeting was the Rabobank Development Programme, which is a collective name for a series of the bank's initiatives in developing countries. These programmes range from providing financial support to credit co-operatives (in countries such as India and Honduras) to the provision of technical assistance in developing countries (for example in Egypt). Since last year Rabobank has extended the scope of its activities to include participating in rural banks in the Third World. Rabobank is currently working out the details for the acquisition of a participating interest in the National Microfinance Bank in Tanzania. Letters of intent have furthermore been signed with the Zhejiang Provincial Rural Credit Cooperative Union and the Hangzhou Rural Credit Cooperative Union in China.

'The Rabobank Development Programme reflects the spirit of Raiffeisen,' says Chairman Heemskerk. 'We want to export our success formula - which is founded on banking by and for customers - to developing countries. It is a form of involved banking that optimally suits Rabobank.'

The initiatives of the Rabobank Development Programme have been 'portrayed' in a special book. Heemskerk presented the first copy of this publication to Minister Van Ardenne of the Dutch Ministry for Development Co-operation. This 'bookazine' provides the (artistic) interpretation of trips taken by Rabobank customers, members and employees to countries such as India, Honduras and Egypt. These tours were guided by artists, writers and photographers including Rosita Steenbeek, Koen Vermeule and Gijs Wanders.


Rabobank


SEC MAIL
PROCESSING
RECEIVED
2005
WASH. D.C.
SECTION

Latest News

16 June 2005

New supervisory director appointed at Rabobank Nederland

The General Meeting of Rabobank Nederland this afternoon appointed Mr P.F.M. (Paul) Overmars (59) to the Supervisory Board of Rabobank Nederland. Mr L. Koopmans, Mr S.E. Eisma and Mr L.J.M. Berndsen have been reappointed to the Supervisory Board. The appointment of Mr Overmars ensues from the alliance that Rabobank entered into with Eureko/Achmea at the beginning of last year, which is now also taking shape at the level of the Supervisory Board. Mr Overmars is the second Eureko/Achmea Supervisory Director to be appointed to the Supervisory Board of Rabobank Nederland. In 2004, the General Meeting appointed Mr A.H.C.M. (Arnold) Walravens to serve on the Supervisory Board of Rabobank Nederland.

Mr Overmars joined the Supervisory Board of Eureko/Achmea earlier this year. As of the foundation of the Achmea Insurance Group, resulting from the merger between Centraal Beheer Groep en Zilveren Kruis Groep in 1995, he was a member of the Executive Board of Achmea. Prior to that he held a number of positions including Chairman of the Zilveren Kruis Group. From 2002 to October 2004 he was CEO of Achmea.

With the appointment of Mr Overmars, the Supervisory Board now has a total of fourteen members. The composition of Supervisory Board of Rabobank Nederland is as follows: Mr L. (Lense) Koopmans (Chairman), Mr A.J.A.M. (Antoon) Vermeer (Deputy Chairman), Mr S. (Sjoerd) Eisma, Mr L.J.M. (Leo) Berndsen, Mr B. (Bernard) Bijvoet, Mr Teun de Boon, Mr W.F. (Wim) Duisenberg, Mr M. (Marinus) Minderhoud, Mr P.F.M. (Paul) Overmars, Mr J.A.A.M. (Hans) van Rossum, Mr H.C. (Herman) Scheffer, Mr M.J.M. (Martin) Tielen, Mr A.W. (Aad) Veenman and Mr A.H.C.M. (Arnold) Walravens.

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Pricing Supplement


SEC MAIL
RECEIVED
PROCESSING
JUL 14 2005
WASH, D.C.
SECTION

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND)
(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)
COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND) AUSTRALIA BRANCH
(Australian Business Number 70 003 917 655)
(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)
COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND) SINGAPORE BRANCH
(Singapore Company Registration Number F03634W)
(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)
RABO AUSTRALIA LIMITED
(Australian Business Number 39 060 452 217)
(incorporated under the Corporations Act 2001 of Australia)
RABOBANK IRELAND plc
(a company incorporated with limited liability in Ireland)

Euro 60,000,000,000
Global Medium-Term Note Programme
Due from seven days to perpetuity
Guaranteed in respect of Notes issued by Rabo Australia Limited and
Rabobank Ireland plc by
COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND)

SERIES NO: 1360A

TRANCHE NO: 1

EUR 25,000,000 Callable Cumulative Inverse Floater Notes 2005 due 30 June 2015

Issue Price: 100.00 per cent.

UBS Limited

The date of this Pricing Supplement is 24 June 2005

This Pricing Supplement, under which the Notes described herein (the "**Notes**") are issued, contains the final terms of the Notes and must be read in conjunction with, the Offering Circular (the "**Offering Circular**") dated October 15, 2004, issued in relation to the Euro 60,000,000,000 Global Medium-Term Note Programme of Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland), Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) Australia Branch, Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) Singapore Branch, Rabo Australia Limited and Rabobank Ireland plc, guaranteed in respect of Notes issued by Rabo Australia Limited and Rabobank Ireland plc by Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland). Terms defined in the Offering Circular have the same meaning in this Pricing Supplement. The Notes will be issued on the terms of this Pricing Supplement read together with the Offering Circular. Each Issuer (in relation to itself) and the Guarantor (in relation to each Issuer and itself) accepts responsibility for the information contained in this Pricing Supplement which, when read together with the Offering Circular, contains all information that is material in the context of the issue of the Notes.

In the event of inconsistency between the Offering Circular and this Pricing Supplement, the terms set out in this Pricing Supplement shall be decisive.

This Pricing Supplement comprises the details required to list the issue of Notes described herein pursuant to the Euro 60,000,000,000 Global Medium-Term Note Programme of Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland), Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) Australia Branch, Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) Singapore Branch, Rabo Australia Limited and Rabobank Ireland plc, guaranteed in respect of Notes issued by Rabo Australia Limited and Rabobank Ireland plc by Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland).

In conformity with article 14.1 of the Listing Procedure Rules ('*Reglement Procedure Beursnotering*') of Euronext Amsterdam N.V., Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) in its capacity as Amsterdam Listing Agent has not made a due dilligence investigation wiht respect to the Offering Circular pursuant to the Listing Procedure Rules.

This Pricing Supplement does not constitute, and may not be used for the purposes of, an offer of, or an invitation by or on behalf of anyone to subscribe or purchase any of the Notes.

Please find additional selling restrictions in item 36 of this Pricing Supplement.

Except as disclosed in this document, there has been no significant change in the financial or trading position of the Issuer or of the Group since 30 June 2004 and no material adverse change in the financial position or prospects of the Issuer or of the Group since 31 December 2004.

KBL Group European Private Bankers acquires Effectenbank Stroeve from Rabobank.

On April 26, 2005, Rabobank Nederland and Kredietbank Luxembourgeoise ('KBL') reached an agreement regarding the sale of Effectenbank Stroeve. KBL intends to merge Theodoor Gilissen Bankiers and Effectenbank Stroeve. The agreement must still be approved by the relevant supervisory bodies and authorities. The works councils have also been requested to provide a recommendation.

Eureko, the parent company of Achmea, and the Rabobank Group, have the intention to broaden their current co-operation.

On April 27, 2005, Rabobank and Eureko signed a letter of intent in which Interpolis, the insurance arm of the Rabobank Group, is to merge with Achmea, the Dutch insurance arm of Eureko. Rabobank's shareholding in Eureko will then, as a result, increase from 5% to 37%.

This transaction will result in an insurance group with significant activities in a number of other European countries. The details of the intended transaction are laid out in a Letter of Intent. This is a progression of an earlier co-operation, which was announced in February 2004. In the merged entity, Rabobank will remain the principal insurance distribution channel for Interpolis. The merger of Interpolis and Achmea creates a major Dutch insurance group with strong, well-known brands. The co-operation will create synergies in a number of areas, for example, in market strategy and I.T. The Supervisory and Executive Boards of the new group will be reorganised accordingly. After Vereniging Achmea, Rabobank will be the second largest shareholder of Eureko. The transaction between Rabobank and Eureko is subject to all necessary approvals by, inter alia, shareholders and regulatory bodies.

1	Issuer:	Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland).
2	(i) Series Number:	1360A
	(ii) Tranche Number:	1
3	Specified Currency or Currencies:	Euro ("EUR")
4	Aggregate Nominal Amount:	
	(i) Series:	EUR 25,000,000
	(ii) Tranche:	EUR 25,000,000
5	(i) Issue Price:	100.00 per cent. of the Aggregate Nominal Amount.
	(ii) Net proceeds:	EUR 25,000,000
6	Specified Denominations:	EUR 10,000
7	Issue Date:	30 June 2005
8	Maturity Date:	30 June 2015
9	Domestic Note: (if Domestic Note, there will be no gross-up for withholding tax):	No
10	Interest Basis:	For the period from and including the Issue Date to but excluding 30 June, 2006 and from and including 30 June, 2010 to but excluding 30 June, 2011: 6.00 per cent. Fixed Rate (further particulars specified in Paragraph 17 below). For the period from and including 30 June, 2006 to but excluding 30 June, 2010 and from and including 30 June, 2011 to but excluding the Maturity Date: Floating Rate (further particulars specified in Paragraph 18 below).
11	Redemption/Payment Basis:	Redemption at par
12	Change of Interest or Redemption/Payment Basis:	Applicable. See Paragraph 10 above.
13	Put/Call Options:	Call (further particulars specified below)
14	Status of the Notes:	Senior
15	Listing:	Euronext Amsterdam N.V.
16	Method of distribution:	Non-syndicated

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

17	**Fixed Rate Note Provisions:**	Applicable.
(i)	Rate(s) of Interest:	6.00 per cent. per annum payable semi-annually in arrear.
(ii)	Interest Payment Date(s):	30 December 2005, 30 June 2006, 30 December 2010 and 30 June 2011
(iii)	Fixed Coupon Amount(s):	EUR 300.00 per EUR 10,000 in nominal amount.
(iv)	Broken Amount:	Not Applicable
(v)	Day Count Fraction (Condition 1(a)):	Actual/Actual-ISMA (unadjusted)
(vi)	Determination Date(s) (Condition 1(a)):	Not Applicable
(vii)	Other terms relating to the method of calculating interest for Fixed Rate Notes:	Not Applicable
18.	**Floating Rate Provisions:**	Applicable.
(i)	Interest Period(s):	The Period beginning on (and including) 30 June, 2006 and ending on (but excluding) 30 December, 2006 and each subsequent period beginning on (and including) a Specified Interest Payment Date and ending on (but excluding) the next Specified Interest Payment Date.
(ii)	Specified Interest Payment Dates:	30 December and 30 June in each year from and including 30 December, 2006 to but excluding 30 June, 2010 and from and including 30 June, 2011 to but excluding the Maturity Date
(iii)	Business Day Convention:	Following Business Day Convention
(iv)	Business Centre (Condition 1(a)):	TARGET

(v) Manner in which Rates of Interest are to be determined:

The Rate of Interest shall be reset semi-annually and Calculated in the following manner:

(i) For the period from 30 June, 2006 to but excluding 30 June, 2007 the Rate of Interest shall be: (The Rate of Interest for the immediately preceding Fixed Interest Period plus 4.50 per cent.) less 2 x 6 Month EURIBOR;

(ii) For the period from 30 June, 2007 to but excluding 30 June, 2008 the Rate of Interest shall be: (The Rate of Interest for the immediately preceding Interest Period plus 5.00 per cent.) less 2 x 6 Month EURIBOR;

(iii) For the period from 30 June, 2008 to but excluding 30 June, 2009 the Rate of Interest shall be: (The Rate of Interest for the immediately preceding Interest Period plus 5.50 per cent.) less 2 x 6 Month EURIBOR;

(iv) For the period from 30 June, 2009 to but excluding 30 June, 2010 the Rate of Interest shall be: (The Rate of Interest for the immediately preceding Interest Period plus 6.00 per cent.) less 2 x 6 Month EURIBOR;

(v) For the period from 30 June, 2011 to but excluding 30 June, 2012 the Rate of Interest shall be: (The Rate of Interest for the immediately preceding Fixed Interest Period plus 7.00 per cent.) less 2 x 6 Month EURIBOR;

(vi) For the period from 30 June, 2012 to but excluding 30 June, 2013 the Rate of Interest shall be: (The Rate of Interest for the immediately preceding Interest Period plus 7.50 per cent.) less 2 x the 6 Month EURIBOR;

(vii) For the period from 30 June, 2013 to but excluding 30 June, 2014 the Rate of Interest shall be: (The Rate of Interest for the immediately preceding Interest Period plus 8.00 per cent.) less 2 x 6 Month EURIBOR; and

(viii) For the period from 30 June, 2014 to but excluding the Maturity Date the Rate of Interest shall be: (The Rate of Interest for the immediately preceding Interest Period plus 8.50 per cent.) less 2 x 6 Month EURIBOR.

"**6 Month EURIBOR**" means the rate for deposits in EURO for a period of 6 months, which appears on the Telerate Page 248 (Screen Reference Rate Source) as of 11:00 a.m. Brussels time ("Fixing Time") 5 Business Days prior to the end of the relevant Interest Period, as determined by the Calculation Agent (in its sole and absolute discretion).

"Telerate Page 248" means the page of the Moneyline Telerate Service specified as page 248, or such other page, section, caption, column or other part as may replace it on that information service or other such information service, in each case as may be nominated by the person or organisation providing or sponsoring the information appearing there for the purposes of displaying rates or prices comparable to the Reference Rate. If no other such page, section, caption, column or other part of the Moneyline Telerate service is available or if no such other information service is available, the Reference Rate will be determined in accordance with the fall back provisions provided for in connection with Screen Rate Determination of the Relevant Rate.

(vi)	Interest Period Date(s)	Not Applicable
(vii)	Party responsible for calculating the Rate(s) of Interest and Interest Amount(s) (if not the Calculation Agent):	UBS AG, London Branch
(viii)	Screen Rate Determination (Condition 1(a))	Applicable, as modified herein
	- Relevant Time:	11.00am Brussels Time
	- Interest Determination Date:	5 TARGET Business Days prior to the end of the relevant Interest Payment Period.
	- Primary Source for Floating Rate:	Telerate Page 248
	- Reference Banks (if Primary Source is "Reference Banks"):	Not Applicable
	- Relevant Financial Centre:	TARGET
	- Benchmark:	EURIBOR
	- Representative Amount:	Not Applicable
	- Effective Date:	Not Applicable
	- Specified Duration:	6 month
(ix)	ISDA Determination (Condition1 (a)):	Not Applicable

(x)	Margin(s):	Not Applicable
(xi)	Minimum Rate of Interest:	0 per cent. per annum
(xii)	Maximum Rate of Interest:	Not Applicable
(xiii)	Day Count Fraction (Condition 1(a)):	Actual/Actual-ISMA (unadjusted)
(xiv)	Rate Multiplier:	Not Applicable
(xv)	Fall back provisions, rounding provisions, denominator and any other terms relating to the method of calculating interest on Floating Rate Notes, if different form those set out in the Conditions:	Not Applicable

19 Zero Coupon Note Provisions: Not Applicable

20 Index Linked Interest Note Provisions: Not Applicable

21 Dual Currency Note Provisions: Not Applicable

PROVISIONS RELATING TO REDEMPTION

22 Call Option: Applicable

(i)	Optional Redemption Date(s):	Any Interest Payment Date, commencing on and including the Interest Payment Date falling on or nearest to 30 June, 2006 to and including the Interest Payment Date falling on or nearest to 30 December, 2014.
(ii)	Optional Redemption Amount(s) and method, if any, of calculation of such amount(s):	EUR 10,000 per Note of EUR 10,000 specified denomination.
(iii)	If redeemable in part:	Not Applicable
(iv)	Option Exercise Date(s):	Not Applicable
(v)	Description of any other Noteholders' option:	Not Applicable
(vi)	Notice Period (if other than set out in the Conditions):	The Issuer shall give notice in accordance with Condition 15 of its intention to redeem the Notes, in whole and not in part, no later than 5 TARGET Business Days prior to the relevant Optional Redemption Date.

23 Put Option: Not Applicable

24 Final Redemption Amount: EUR 10,000 per Note of EUR 10,000 specified denomination.

25	**Early Redemption Amount:**	
	(i) Early Redemption Amount(s) payable on redemption for taxation reasons (Condition 7(c)) or an event of default (Condition 11) and/or the method of calculating the same (if required or if different from that set out in the Conditions):	Yes, as set out in the Conditions.
	(ii) Redemption for taxation reasons permitted on days other than Interest Payment Dates (Condition 7(c)):	Yes
	(iii) Unmatured Coupons to become void upon early redemption (Bearer Notes only) (Condition 8(f)):	Yes

GENERAL PROVISIONS APPLICABLE TO THE NOTES

26	**Form of Notes:**	**Bearer Notes**
	(i) Temporary or permanent global Note/ Certificate:	Temporary Global Note exchangeable for a permanent Global Note which is exchangeable for Definitive Notes in the limited circumstances specified in the permanent Global Note.
	(ii) Applicable TEFRA exemption:	D Rules
27	Financial Centre(s) (Condition 8(h)) or other special provisions relating to payment dates:	TARGET
28	Talons for future Coupons or Receipts to be attached to Definitive Notes (and dates on which such Talons mature):	No
29	Details relating to Partly Paid Notes: amount of each payment comprising the Issue Price and date on which each payment is to be made and consequences (if any) of failure to pay, including any right of the Issuer to forfeit the Notes and interest due on late payment:	Not Applicable
30	Details relating to Instalment Notes:	Not Applicable
31	Redenomination, renominalisation and reconventioning provisions:	Not Applicable
32	Consolidation provisions:	Not Applicable

33	Other terms or special conditions:	So long as Bearer Notes are represented by a permanent Global Note and the permanent Global Note is held on behalf of Euroclear, Clearstream, Luxembourg or any other clearing system, notwithstanding Condition 15, notices to Noteholders may be given by delivery of the relevant notice to that clearing system for communication by it to entitled accountholders. Any notice thus delivered to that clearing system shall be deemed to have been given to the Noteholders on the day on which that notice is delivered to the clearing system.

DISTRIBUTION

34	If syndicated, names of Managers:	Not Applicable
35	If non-syndicated, name of Dealer:	UBS Limited

36	Additional selling restrictions:	Hong Kong: The Notes have not been offered and sold, and the purchaser represents and agrees that it will not offer and sell the Notes in Hong Kong, by means of any document, other than to persons whose ordinary business is to buy or sell shares or debentures, whether as principal or agent, or in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap. 32 of the laws of Hong Kong) or to "professional investors" within the meaning of the Securities and Futures Ordinance (Cap. 571) of Hong Kong and any rules made that Ordinance, or in other circumstances which do not result in the document being a "prospectus" within the meaning of the Companies Ordinance. In relation to the issue of the Notes, each purchaser represents and agrees that it has not issued and will not issue any advertisement, invitation or document relating to the Notes, whether in Hong Kong or elsewhere, which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to Notes which are or are intended to be disposed of only to persons outside Hong Kong or only to "professional investors" within the meaning of the Securities and Futures Ordinance (Cap. 571) of Hong Kong and any rules made thereunder. UK and Germany Minimum Levels: As a guide, this Note should not be sold with a consideration of less than EUR 50,000 or equivalent.
37	Costs of Issue:	Not Applicable[1]
38	Subscription period:	Not Applicable

OPERATIONAL INFORMATION

39	ISIN Code:	XS0221462111
40	Common Code:	022146211
41	Any clearing system(s) other than Euroclear and Clearstream, Luxembourg and the relevant number(s):	Not Applicable

[1] The costs in relation to the listing of the Notes at Euronext Amsterdam N.V. will not be borne by the Noteholders, but by the Issuer/Dealer. Please note that these costs are not of a material nature.

42	Delivery:	Delivery against payment
43	The Agents appointed in respect of the Notes are:	Fiscal and Paying Agent: Deutsche Bank AG, London Bra Paying Agent: Deutsche Bank Luxembourg S.A. Calculation Agent: UBS AG, London Branch

GENERAL

44	Additional steps that may only be taken following approval by an Extraordinary Resolution in accordance with Condition 12(a):	Not Applicable
45	The aggregate principal amount of Notes issued has been translated into Euro at the rate of [ ], producing a sum of (for Notes not denominated in Euro):	Not Applicable
46	In the case of Notes listed on Eurolist by Euronext Amsterdam N.V.:	Applicable
	(i)Listing:	The Issuer undertakes to comply with the provisions (as far as applicable) of Appendix VII and Schedule B, under 2.1.20 of the Listing and Issuing Rules of Euronext Amsterdam N.V. as in force on the Issue Date
	(ii) Numbering and letters:	Not Applicable
	(iii) Whether CF-Form Notes will be issued:	No
	(iv) Numbering and letters of CF-Form Notes:	Not Applicable
	(v) Net proceeds:	The net proceeds of the issue of the Notes amount to approximately EUR 25,000,000
	(vi) Amsterdam Listing Agent:	Rabobank Nederland
	(vii) Amsterdam Paying Agent:	Rabo Securities N.V.
	(viii) Notices:	In addition to Condition 15, notices will be published in the Euronext Official Daily List (**'Daily Official List'**) of Euronext Amsterdam N.V. and a daily newspaper of general circulation in the Netherlands
47	Effective yield at Issue Price:	Not Applicable
48	Date of Pricing Supplement:	24 June, 2005
49	Date of Base Offering Circular:	15 October, 2004

Signed on behalf of the Issuer:



By: ______________________

Duly authorised

Pricing Supplement



COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A. (RABOBANK NEDERLAND)

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A. (RABOBANK NEDERLAND) AUSTRALIA BRANCH

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A. (RABOBANK NEDERLAND) SINGAPORE BRANCH

RABO AUSTRALIA LIMITED

RABOBANK IRELAND plc

Euro 60,000,000,000
Global Medium-Term Note Programme
Due from seven days to perpetuity
Guaranteed in respect of Notes issued by Rabo Australia Limited and Rabobank Ireland plc by

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A. (RABOBANK NEDERLAND)

SERIES NO: 1372A

TRANCHE NO: 1

EUR 50,270,000 Fixed to Capped Reverse Floating Rate Notes due June 30, 2015

Issue Price: 100.00 per cent.

CALYON

The date of this Pricing Supplement is June 28, 2005

This Pricing Supplement, under which the Notes described herein (the "**Notes**") are issued, contains the final terms of the Notes, and must be read in conjunction with, the Offering Circular dated October 15, 2004, (the "**Offering Circular**"), issued in relation to the Euro 60,000,000,000 Global Medium-Term Note Programme of Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland), Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) Australia Branch, Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) Singapore Branch, Rabo Australia Limited and Rabobank Ireland plc guaranteed in respect of Notes issued by Rabo Australia Limited and Rabobank Ireland plc by Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland). Terms defined in the Offering Circular have the same meaning in this Pricing Supplement. The Notes will be issued on the terms of this Pricing Supplement read together with the Offering Circular. Each Issuer (in relation to itself) and the Guarantor (in relation to each Issuer and itself) accepts responsibility for the information contained in this Pricing Supplement which, when read together with the Offering Circular, contains all information that is material in the context of the issue of the Notes.

In the event of inconsistency between the Offering Circular and this Pricing Supplement, the terms set out in this Pricing Supplement shall be decisive.

This Pricing Supplement comprises the details required to list the issue of Notes described herein pursuant to the Euro 60,000,000,000 Global Medium-Term Note Programme of Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland), Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) Australia Branch, Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) Singapore Branch, Rabo Australia Limited and Rabobank Ireland plc guaranteed in respect of Notes issued by Rabo Australia Limited and Rabobank Ireland plc by Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland).

This Pricing Supplement does not constitute, and may not be used for the purposes of, an offer of, or an invitation by or on behalf of anyone to subscribe or purchase any of the Notes.

There are additional selling restriction in clause 36 of this Pricing Supplement.

Except as disclosed in this document, there has been no significant change in the financial or trading position of the Issuer since June 30, 2004 and no material adverse change in the financial position or prospects of the Issuer since December 31, 2004.

A copy of this Pricing Supplement has been filed with the Netherlands Authority for the Financial Markets.

Recent Developments:

KBL Group European Private Bankers acquires Effectenbank Stroeve from Rabobank.

On April 26, 2005, Rabobank Nederland and Kredietbank Luxembourgeoise ('KBL') reached an agreement regarding the sale of Effectenbank Stroeve. KBL intends to merge Theodoor Gilissen Bankiers and Effectenbank Stroeve. The agreement must still be approved by the relevant supervisory bodies and authorities. The works councils have also been requested to provide a recommendation.

Eureko, the parent company of Achmea, and the Rabobank Group, have the intention to broaden their current co-operation.

On April 27, 2005, Rabobank and Eureko signed a letter of intent in which Interpolis, the insurance arm of the Rabobank Group, is to merge with Achmea, the Dutch insurance arm of Eureko. Rabobank's shareholding in Eureko will then, as a result, increase from 5% to 37%.

This transaction will result in an insurance group with significant activities in a number of other European countries. The details of the intended transaction are laid out in a Letter of Intent. This is a progression of an earlier co-operation, which was announced in February 2004. In the merged entity, Rabobank will remain the principal insurance distribution channel for Interpolis. The merger of Interpolis and Achmea creates a major Dutch insurance group with strong, well-known brands. The co-operation will create synergies in a number of areas, for example, in market strategy and I.T. The Supervisory and Executive Boards of the new group will be reorganised accordingly. After Vereniging Achmea, Rabobank will be the

second largest shareholder of Eureko. The transaction between Rabobank and Eureko is subject to all necessary approvals by, inter alia, shareholders and regulatory bodies.

1	Issuer:	Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland)
2	(i) Series Number:	1372A
	(ii) Tranche Number:	1
3	Specified Currency or Currencies:	Euro ("EUR")
4	Aggregate Nominal Amount:	
	(i) Series:	EUR 50,270,000
	(ii) Tranche:	EUR 50,270,000
5	Issue Price:	100.00 per cent. of the Aggregate Nominal Amount
6	Specified Denominations:	EUR 1,000
7	Issue Date and Interest Commencement Date:	June 30, 2005
8	Maturity Date:	June 30, 2015.
9	Domestic Note: (if Domestic Note, there will be no gross-up for withholding tax)	No
10	Interest Basis:	- Fixed Rate for each Interest Period from and including June 30, 2005 to but excluding June 30, 2007 - Floating Rate thereafter (further particulars specified below)
11	Redemption/Payment Basis:	Redemption at par
12	Change of Interest or Redemption/Payment Basis:	See item 10 above
13	Put/Call Options:	Not Applicable
14	Status of the Notes:	Senior
15	Listing:	Luxembourg
16	Method of distribution:	Non-syndicated

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

17	**Fixed Rate Note Provisions**	Applicable
(i)	Rate (s) of Interest:	-for each Interest Period from and including June 30, 2005 to but excluding June 30, 2006: 5.50 per cent. per annum payable quarterly in arrear

		-for each Interest Period from and including June 30, 2006 to but excluding June 30, 2007: 5.00 per cent. per annum payable quarterly in arrear
(ii)	Interest Payment Date(s):	Every March 30; June 30; September 30 and December 30 in each starting on September 30, 2005 and ending on June 30, 2007
(iii)	Fixed Coupon Amount (s):	Not Applicable
(iv)	Broken Amount:	Not Applicable
(v)	Day Count Fraction (Condition 1(a)):	Actual/Actual (ISMA), unadjusted
(vi)	Determination Date(s) (Condition 1(a)):	Determination Date means the Interest Commencement Date and each successive Interest Payment Date
(vii)	Other terms relating to the method of calculating interest for Fixed Rate Notes:	**Calculation Agent** means CALYON
18	**Floating Rate Provisions**	Applicable

(i)	Specified Period(s):	Quarterly
(ii)	Specified Interest Payment Dates:	Every March 30; June 30; September 30 and December 30 in each starting on September 30, 2007 and ending on the Maturity Date, subject to adjustment in accordance with the Business Day Convention
(iii)	Business Day Convention:	Following Business Day Convention
(iv)	Additional Business Centre(s) (Condition 1(a)):	TARGET
(v)	Manner in which the Rate(s) of Interest is/are to be determined:	Screen Rate Determination
(vi)	Interest Period Date(s):	Not Applicable
(vii)	Party responsible for calculating the Rate(s) of Interest and Interest Amount(s) (if not the Calculation Agent):	CALYON 9, quai du President Paul Doumer 92920 Paris la Defense
(viii)	Screen Rate Determination (Condition 1(a)):	
	- Relevant Time:	11:00 a.m. (Frankfurt time).
	- Interest Determination Date:	2 (two) TARGET Business Days prior to the first day of each Interest Period.

- Primary Source for Floating Rate:	Telerate Page 248 If the Telerate Page 248 is cancelled or unavailable, the fall back provisions described under the Definition of "EUR-EURIBOR-Reference Banks" contained within the Annex to the 2000 ISDA Definitions shall apply, save that the sentence "on the day that is two TARGET Settlement Days preceding that Reset Date" shall be replaced by "on the day that is two TARGET Business Day prior to the beginning of each Interest Period" and "Reset Date" shall be replaced by "TARGET Business Day"
- Reference Banks (if Primary Source is "Reference Banks"):	Not Applicable
- Relevant Financial Centre:	TARGET
- Benchmark:	3 months EURIBOR
- Representative Amount:	Not Applicable
- Effective Date:	Not Applicable
- Specified Duration:	3 months
(ix) ISDA Determination (Condition 1(a)):	
(x) Margin(s):	Not Applicable
(xi) Minimum Rate of Interest:	0.00 per cent per annum
(xii) Maximum Rate of Interest:	Not Applicable
(xiii) Day Count Fraction (Condition 1(a)):	Actual/Actual (ISMA), unadjusted
(xiv) Rate Multiplier:	Not Applicable

(xv) Fall back provisions, rounding provisions, denominator and any other terms relating to the method of calculating interest on Floating Rate Notes, if different from those set out in the Conditions:

In each Specified Interest Payment Date, the calculation Agent will determine the Rate of Interest as follow :

(6.00% - (1.50 * Benchmark)), subject to the Maximum Amount

The **Maximum Amount** sets an absolute limit on the aggregate amount of interest that will be paid over the life of the Notes. The sum of all Interest Amounts paid over the life of the Notes will be equal to but not greater than the Maximum Amount.

Maximum Amount means EUR 150 per each Specified Denomination (i.e.: 15.00% per annum)

- If on any Interest Payment Date (other than the Maturity Date), the Maximum Amount is reached or exceeded, the Notes will automatically early redeem at par (an "**Automatic Early Redemption**") on that Interest Payment Date (the "**Automatic Early Redemption Date**"), and the Interest Amount payable on the **Automatic Early Redemption Date** shall be calculated by the Calculation Agent in accordance with the following :

Maximum Amount minus the sum of all Interest Amounts already paid for each Specified Denomination on every Interest Payment Date preceding but excluding the **Automatic Early Redemption Date**

- If the Maximum Amount is not reached during the life of the Notes, the Notes will be redeem on the Maturity Date and the Interest Amount paid on the Maturity Date shall be calculated by the Calculation Agent in accordance with the following:

Maximum Amount minus the sum of all Interest Amounts already paid for each Specified Denomination on every Interest Payment Date preceding but excluding the Maturity Date

For the avoidance of doubt the sum of all Interest Amounts for each Specified Denomination paid over the life of the Notes (including the Interest Amount paid on the Maturity Date) will not exceed the Maximum Amount per each Specified Denomination.

The Calculation Agent shall notify the Issuer of the occurrence of an Automatic Early Redemption in case the Maximum Amount is reached or exceeded during the life of the Notes.

19	**Zero Coupon Note Provisions**	Not Applicable
20	**Index Linked Interest Note Provisions**	Not Applicable
21	**Dual Currency Note Provisions**	Not Applicable

PROVISIONS RELATING TO REDEMPTION

22	**Call Option**	Not Applicable
23	**Put Option**	Not Applicable
24	**Final Redemption Amount**	EUR 1,000 per Note of EUR 1,000 specified denomination
25	**Early Redemption Amount**	
	(i) Early Redemption Amount(s) payable on redemption for taxation reasons (Condition 7(c)) or an event of default (Condition 11) and/or the method of calculating the same (if required or if different from that set out in the Conditions):	Yes, as set out in the Conditions
	(ii) Redemption for taxation reasons permitted on days other than Interest Payment Dates (Condition 7(c)):	Yes
	(iii) Unmatured Coupons to become void upon early redemption (Bearer Notes only) (Condition 8(f)):	Yes

GENERAL PROVISIONS APPLICABLE TO THE NOTES

26	Form of Notes:	**Bearer Notes**
	(i) Temporary or permanent global Note/Certificate:	Temporary Global Note exchangeable for a permanent Global Note which is exchangeable for Definitive Notes in the limited circumstances specified in the permanent Global Note.
	(ii) Applicable TEFRA exemption:	D Rules

27	Additional Financial Centre (Condition 8(h)) or other special provisions relating to payment dates:	TARGET
28	Talons for future Coupons or Receipts to be attached to Definitive Notes (and dates on which such Talons mature):	No
29	Details relating to Partly Paid Notes: amount of each payment comprising the Issue Price and date on which each payment is to be made and consequences (if any) of failure to pay, including any right of the Issuer to forfeit the Notes and interest due on late payment:	Not Applicable
30	Details relating to Instalment Notes:	Not Applicable
31	Redenomination, renominalisation and reconventioning provisions:	Not Applicable
32	Consolidation provisions:	Not Applicable
33	Other terms or special conditions:	So long as Bearer Notes are represented by a permanent Global Note and the permanent Global Note is held on behalf of Euroclear, Clearstream, Luxembourg or any other clearing system, notwithstanding Condition 15, notices to Noteholders may be given by delivery of the relevant notice to that clearing system for communication by it to entitled accountholders. Any notice thus delivered to that clearing system shall be deemed to have been given to the Noteholders on the day on which that notice is delivered to the clearing system.

DISTRIBUTION

34	(i) If syndicated, names of Managers:	Not Applicable
	(ii) Stabilising Manager (if any):	Not Applicable
	(iii) *Dealer's Commission:*	Not Applicable
35	If non-syndicated, name of Dealer:	CALYON
36	Additional selling restrictions:	The Netherlands The Notes may only be offered, sold, delivered or transferred, directly or indirectly, to persons (including legal entities) established, resident or domiciled outside the Netherlands. The relevant rules of any state where the Notes are or will be offered will be complied with.
37	Costs of Issue:	Not Applicable
38	Subscription period:	Not Applicable

OPERATIONAL INFORMATION

39	ISIN Code:	XS0222807918
40	Common Code:	22280791
41	Any clearing system(s) other than Euroclear and Cedelbank and the relevant identification number(s):	Not Applicable
42	Delivery:	Delivery against payment
43	The Agents appointed in respect of the Notes are:	Deutsche Bank AG London as Fiscal Agent and Paying Agent, and CALYON as Determination and Calculation Agent.
44	Additional steps that may only be taken following approval by an Extraordinary Resolution in accordance with Condition 12(a):	Not Applicable
45	The aggregate principal amount of Notes issued has been translated into Euro at the rate of producing a sum of (for Notes not denominated in Euro):	Not Applicable
46	In the case of Notes listed on the Official Segment of the Stock Market of Euronext Amsterdam N.V. -	Not Applicable
47	Effective yield at Issue Price:	Not Applicable
48	Date of Pricing Supplement:	June 28, 2005
49	Date of Base Offering Circular:	October 15, 2004

Signed on behalf of the Issuer:

By:

Duly authorised

Pricing Supplement

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND)
(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND) AUSTRALIA BRANCH
(Australian Business Number 70 003 917 655)
(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND) SINGAPORE BRANCH
(Singapore Company Registration Number F03634W)
(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)

RABO AUSTRALIA LIMITED
(Australian Business Number 39 060 452 217)
(incorporated under the Corporations Act 2001 of Australia)

RABOBANK IRELAND plc
(a company incorporated with limited liability in Ireland)

Euro 60,000,000,000
Global Medium-Term Note Programme
Due from seven days to perpetuity
Guaranteed in respect of Notes issued by Rabo Australia Limited and
Rabobank Ireland plc by

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND)

SERIES NO: 1161A
TRANCHE NO.: 3
ZAR 300,000,000 8.00 *per cent.* Notes due 2010
(to be consolidated and form a single series with the ZAR 250,000,000 8.00 per cent. Notes due 2010 (Series Number:1161A/1) issued on 11 November 2004 and the ZAR 200,000,000 8.00 per cent. Notes due 2010 (Series Number: 1161A/2) issued on 14 April 2005)

Issue Price: 102.765 per cent.

Deutsche Bank

Rabobank International

Daiwa Securities SMBC Europe

RBC Capital Markets

TD Securities

UBS Investment Bank

ING BELGIUM NV/SA

The date of this Pricing Supplement is 17 June 2005

This Pricing Supplement, under which the Notes described herein (the "**Notes**") are issued, contains the final terms of the Notes and must be read in conjunction with the Offering Circular (the "**Offering Circular**") dated 15 October 2004 issued in relation to the Euro 60,000,000,000 Global Medium-Term Note Programme of Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland), Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) Australia Branch, Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) Singapore Branch, Rabo Australia Limited and Rabobank Ireland plc guaranteed in respect of Notes issued by Rabo Australia Limited and Rabobank Ireland plc by Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland). Terms defined in the Offering Circular have the same meaning in this Pricing Supplement. The Notes will be issued on the terms of this Pricing Supplement read together with the Offering Circular. The Issuer accepts responsibility for the information contained in this Pricing Supplement which, when read together with the Offering Circular, contains all information that is material in the context of the issue of the Notes.

In the event of inconsistency between the Offering Circular and this Pricing Supplement, the terms set out in this Pricing Supplement shall be decisive.

This Pricing Supplement comprises the details required to list the issue of Notes described herein pursuant to the Euro 60,000,000,000 Global Medium-Term Note Programme of Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland), Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) Australia Branch, Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) Singapore Branch, Rabo Australia Limited and Rabobank Ireland plc guaranteed in respect of Notes issued by Rabo Australia Limited and Rabobank Ireland plc by Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland).

This Pricing Supplement does not constitute, and may not be used for the purposes of, an offer of, or an invitation by or on behalf of anyone to subscribe or purchase any of the Notes.

Please find the additional Dutch, South African and Italian selling restrictions in Paragraph 36 of this Pricing Supplement.

Except as disclosed in this document there has been no significant adverse change in the financial or trading position of the Issuer or of the Group since 31 December 2004 and no material adverse change in the financial position or prospects of the Issuer or of the Group since 31 December 2004.

In connection with this issue, Deutsche Bank AG, London Branch (the "**Stabilising Manager**") or any person acting for it may over-allot or effect transactions with a view to supporting the market price of the Notes at a higher level than that which might otherwise prevail for a limited period. However, there may be no obligation on the Stabilising Manager or any agent acting for it to do this. Such stabilising, if commenced, may be discontinued at any time, and must be brought to an end after a limited period.

KBL Group European Private Bankers acquires Effectenbank Stroeve from Rabobank.

On April 26 2005, Rabobank Nederland and Kredietbank Luxembourgeoise ('KBL') reached an agreement regarding the sale of Effectenbank Stroeve. KBL intends to merge Theodoor Gilissen Bankiers and Effectenbank Stroeve. The agreement must still be approved by the relevant supervisory bodies and authorities. The works councils have also been requested to provide a recommendation.

Eureko, the parent company of Achmea, and the Rabobank Group, intend to broaden their current co-operation.

On April 27 2005, Rabobank and Eureko signed a letter of intent in which Interpolis, the insurance arm of the Rabobank Group, is to merge with Achmea, the Dutch insurance arm of Eureko. Rabobank's shareholding in Eureko will then, as a result, increase from 5% to 37%.

This transaction will result in an insurance group with significant activities in a number of other European countries. The details of the intended transaction are laid out in a letter of intent. This is a progression of an earlier co-operation, which was announced in February 2004. In the merged entity, Rabobank will remain the principal insurance distribution channel for Interpolis. The merger of Interpolis and Achmea will create a major Dutch insurance group with strong, well-known brands. The co-operation will create synergies in a number of areas, for example, in market strategy and information technology. The Supervisory and Executive Boards of the new group will be reorganised accordingly. After Vereniging Achmea, Rabobank will be the second largest shareholder of Eureko. The transaction between Rabobank and Eureko is subject to all necessary approvals by, inter alia, shareholders and regulatory bodies.

1	Issuer:		Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland)
2	(i)	Series Number:	1161A (to be consolidated and form a single series with the ZAR 250,000,000 8.00 per cent. Notes due 2010 (Series Number: 1161A/1) issued on 11 November 2004 and the ZAR 200,000,000 8.00 per cent. Notes due 2010 (Series Number: 1161A/2) issued on 14 April 2005)
	(ii)	Tranche Number:	3
3	Specified Currency or Currencies:		South African Rand ("**ZAR**")
4	Aggregate Nominal Amount:		
	(i)	Series:	ZAR 750,000,000
	(ii)	Tranche:	ZAR 300,000,000
5	(i)	Issue Price:	102.765 per cent. of the Aggregate Nominal Amount of the Notes in respect of the Tranche plus 102 days accrued interest from and including 11 March 2005 to but excluding 21 June 2005
	(ii)	Net proceeds:	ZAR 309,376,849.32 (excluding any agreed expenses)
6	Specified Denominations:		ZAR 5,000, ZAR 50,000 and ZAR 500,000
7	(i)	Issue Date:	21 June 2005
	(ii)	Interest Commencement Date (if different from the Issue Date):	11 March 2005
8	Maturity Date:		11 March 2010
9	Domestic Note: (if Domestic Note, there will be no gross-up for withholding tax)		No
10	Interest Basis:		8.00 per cent. Fixed Rate
11	Redemption/Payment Basis:		Redemption at par
12	Change of Interest or Redemption/Payment Basis:		Not Applicable
13	Put/Call Options:		None
14	Status of the Notes:		Senior
15	Listing:		Luxembourg
16	Method of distribution:		Syndicated

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

17	Fixed Rate Note Provisions		Applicable
	(i)	Rate of Interest:	8.00 per cent. per annum payable annually in arrear
	(ii)	Interest Payment Dates:	11 March in each year commencing 11 March 2006
	(iii)	Fixed Coupon Amounts:	ZAR 400.00 per ZAR 5,000 in nominal amount ZAR 4,000 per ZAR 50,000 in nominal amount ZAR 40,000 per ZAR 500,000 in nominal amount
	(iv)	Broken Amount:	Not Applicable
	(v)	Day Count Fraction (Condition 1(a)):	Actual/Actual-ISMA
	(vi)	Determination Dates (Condition 1(a)):	Interest Payment Dates
	(vii)	Other terms relating to the method of calculating interest for Fixed Rate Notes:	Not Applicable
18	Floating Rate Provisions		Not Applicable
19	Zero Coupon Note Provisions		Not Applicable
20	Index Linked Interest Note Provisions		Not Applicable
21	Dual Currency Note Provisions		Not Applicable

PROVISIONS RELATING TO REDEMPTION

22	Call Option		Not Applicable
23	Put Option		Not Applicable
24	Final Redemption Amount of each Note		ZAR 5,000 per note of ZAR 5,000 specified denomination ZAR 50,000 per note of ZAR 50,000 specified denomination ZAR 500,000 per note of ZAR 500,000 specified denomination
25	Early Redemption Amount		
	(i)	Early Redemption Amount(s) of each Note payable on redemption for taxation reasons (Condition 7(c)) or an event of default (Condition 11) and/or the method of calculating the same (if required or if different from that set out in the Conditions):	Yes, as set out in the Conditions

	(ii)	Redemption for taxation reasons permitted on days other than Interest Payment Dates (Condition 7(c)):	Yes
	(iii)	Unmatured Coupons to become void upon early redemption (Bearer Notes only) (Condition 8(f)):	Yes

GENERAL PROVISIONS APPLICABLE TO THE NOTES

26	Form of Notes:		Bearer Notes
	(i)	Temporary or permanent global Note/Certificate:	Temporary Global Note exchangeable for a permanent Global Note which is exchangeable for Definitive Notes in the limited circumstances specified in the permanent Global Note
	(ii)	Applicable TEFRA exemption:	D Rules
27	Financial Centre(s) (Condition 8(h)) or other special provisions relating to payment dates:		Not Applicable
28	Talons for future Coupons or Receipts to be attached to Definitive Notes (and date on which such Talons mature):		No
29	Details relating to Partly Paid Notes: amount of each payment comprising the Issue Price and date on which each payment is to be made and consequences (if any) of failure to pay, including any right of the Issuer to forfeit the Notes and interest due on late payment:		Not Applicable
30	Details relating to Instalment Notes:		Not Applicable
31	Redenomination, renominalisation and reconventioning provisions:		Not Applicable
32	Consolidation provisions:		The provisions in Condition 14 will apply to further issues
33	Other terms or special conditions:		So long as Bearer Notes are represented by a permanent Global Note and the permanent Global Note is held on behalf of Euroclear, Clearstream, Luxembourg or any other clearing system, notwithstanding Condition 15, notices to Noteholders may be given by delivery of the relevant notice to that clearing system for communication by it to entitled accountholders. Any notice thus delivered to that clearing system

shall be deemed to have been given to the Noteholders on the day on which that notice is delivered to the clearing system.

DISTRIBUTION

34	(i)	If syndicated, names of Managers:	Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank International) Deutsche Bank AG, London Branch Daiwa Securities SMBC Europe Limited Royal Bank of Canada Europe Limited The Toronto-Dominion Bank UBS Limited ING Belgium NV/SA
	(ii)	Stabilising Manager (if any):	Deutsche Bank AG, London Branch
	(iii)	Dealer's Commission:	1.875 per cent. of the nominal amount of the Notes comprising a management and underwriting commission of 0.25 per cent. and a selling commission of 1.625 per cent.
35		If non-syndicated, name of Dealer:	Not Applicable
36		Additional selling restrictions:	

The Netherlands

The Notes qualify as "Euro-Securities" within the meaning of the 1995 Exemption Regulation (*Vrijstellingsregeling wet toezicht Effectenverkeer 1995*), i.e. (i) the Notes are subscribed for and placed by a syndicate of which at least two members are established according to their constitutional documents in different member states of the European Economic Area; (ii) 60% or more of the Notes are offered in one or more states other than the state where the Issuer is established according to its constitutional documents; and (iii) the Notes may only be subscribed for or initially be purchased through a credit institution or another institution which in the conduct of its business or profession provides one or more of the services referred to under 7 and 8 of Annex 1 to EC Directive 2000/12/EC.

No general advertising or canvassing campaign shall be conducted at any time in relation to the Notes anywhere in the world.

The Republic of South Africa

Each Manager represents and agrees that it has not and will not offer for sale or subscription any

Notes, directly or indirectly, to any person, corporate or other entity resident in the Republic of South Africa except in accordance with South African Exchange Control Regulations, and in circumstances which would not constitute and offer to the public within the meaning of the South African Companies Act, 1973 (as amended).

Republic of Italy

Each Manager represents and agrees that the offering of the Notes has not been cleared by CONSOB (the Italian Securities Exchange Commission) pursuant to Italian securities legislation and, accordingly, no Notes may be offered, sold or delivered, nor may copies of the Offering Circular or of any other document relating to the Notes be distributed in the Republic of Italy, except:

(i) to professional investors (*operatori qualificati*), as defined in Article 31, second paragraph, of CONSOB Regulation No. 11522 of July 1, 1998, as amended; or

(ii) in circumstances which are exempted from the rules on solicitation of investments pursuant to Article 100 of Legislative Decree No. 58 of February 24, 1998 (the "**Financial Services Act**") and Article 33, first paragraph, of CONSOB Regulation No. 11971 of May 14, 1999, as amended.

Each Manager further represents and agrees that any offer, sale or delivery of the Notes or distribution of copies of the Offering Circular or any other document relating to the Notes in the Republic of Italy under (i) or (ii) above must be:

(a) made by an investment firm, bank or financial intermediary permitted to conduct such activities in the Republic of Italy in accordance with the Financial Services Act and Legislative Decree No. 385 of September 1, 1993 (the "**Banking Act**"), as amended; and

(b) in compliance with Article 129 of the Banking Act and the implementing guidelines of the Bank of Italy pursuant to which the issue on the offer of securities in the Republic of Italy may need to be preceded and followed by an appropriate notice to be filed with the Bank of

		Italy depending, inter alia, on the aggregate value of the securities issued or offered in the Republic of Italy and their characteristics; and (c) in accordance with any other applicable laws and regulations.
37	Costs of Issue:	Not Applicable
38	Subscription period:	Not Applicable

OPERATIONAL INFORMATION

39	(i) Temporary ISIN Code:	XS0222270844
	(ii) ISIN Code:	XS0204689474
40	(i) Temporary Common Code:	022227084
	(ii) Common Code:	020468947
41	Any clearing system(s) other than Euroclear and Clearstream, Luxembourg and the relevant identification number(s):	Not Applicable
42	Delivery:	Delivery against payment
43	The Agents appointed in respect of the Notes are:	Deutsche Bank AG, London Branch Deutsche Bank Luxembourg S.A. Rabobank Securities N.V.

GENERAL

44	Additional steps that may only be taken following approval by an Extraordinary Resolution in accordance with Condition 12(a):	Not Applicable
45	The aggregate principal amount of Notes issued has been translated into Euro at the rate of 0.120161, producing a sum of (for Notes not denominated in Euro):	Euro 36,048,300
46	In the case of Notes listed on Eurolist by Euronext Amsterdam N.V.:	Not Applicable
47	Effective yield at Issue Price:	Not Applicable
48	Date of Pricing Supplement:	17 June 2005
49	Date of Base Offering Circular:	15 October 2004

Signed on behalf of the Issuer:

By : 

Duly authorised


SEC MAIL
RECEIVED
PROCESSING
2005
SECTION

Pricing Supplement

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND)
(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND) AUSTRALIA BRANCH
(Australian Business Number 70 003 917 655)
(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND) SINGAPORE BRANCH
(Singapore Company Registration Number F03634W)
(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)

RABO AUSTRALIA LIMITED
(Australian Business Number 39 060 452 217)
(incorporated under the Corporations Act 2001 of Australia)

RABOBANK IRELAND plc
(a company incorporated with limited liability in Ireland)

Euro 60,000,000,000
Global Medium-Term Note Programme
from seven days to perpetuity
Guaranteed in respect of Notes issued by Rabo Australia Limited and
Rabobank Ireland plc by

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND)

SERIES NO: 1368A
TRANCHE NO: 1
EUR 75,000,000 Target Redemption Note due 2015

Issue Price: 100.00 per cent

Cassa Lombarda

The date of this Pricing Supplement is 16 June 2005.

This Pricing Supplement, under which the Notes described herein (the "**Notes**") are issued, contains the final terms and must be read in conjunction with, the Offering Circular (the "**Offering Circular**") dated 15 October 2004 issued in relation to the Euro 60,000,000,000 Global Medium-Term Note Programme of Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland), Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) Australia Branch, Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) Singapore Branch, Rabo Australia Limited and Rabobank Ireland plc, guaranteed in respect of Notes issued by Rabo Australia Limited and Rabobank Ireland plc by Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland). Terms defined in the Offering Circular have the same meaning in this Pricing Supplement. The Notes will be issued on the terms of this Pricing Supplement read together with the Offering Circular. Each Issuer (in relation to itself) and the Guarantor (in relation to each Issuer and itself) accepts responsibility for the information contained in this Pricing Supplement which, when read together with the Offering Circular, contains all information that is material in the context of the issue of the Notes.

In the event of inconsistency between the Offering Circular and this Pricing Supplement, the terms set out in this Pricing Supplement shall be decisive.

This Pricing Supplement comprises the details required to list the issue of Notes described herein pursuant to the Euro 60,000,000,000 Global Medium-Term Note Programme of Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland), Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) Australia Branch, Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) Singapore Branch, Rabo Australia Limited and Rabobank Ireland plc guaranteed in respect of Notes issued by Rabo Australia Limited and Rabobank Ireland plc by Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland).

This Pricing Supplement does not constitute, and may not be used for the purposes of, an offer of, or an invitation by or on behalf of anyone to subscribe or purchase any of the Notes.

Except as disclosed in this Pricing Supplement, there has been no significant change in the financial or trading position of the Issuer since 31st December, 2004 and no material adverse change in the financial position or prospects of the Issuer 31st December, 2004.

A copy of this Pricing Supplement has been filed with the Netherlands Authority for the Financial Markets.

KBL Group European Private Bankers acquires Effectenbank Stroeve from Rabobank.

On April 26, 2005, Rabobank Nederland and Kredietbank Luxembourgeoise ('KBL') reached an agreement regarding the sale of Effectenbank Stroeve. KBL intends to merge Theodoor Gilissen Bankiers and Effectenbank Stroeve. The agreement must still be approved by the relevant supervisory bodies and authorities. The works councils have also been requested to provide a recommendation.

Eureko, the parent company of Achmea, and the Rabobank Group, have the intention to broaden their current co-operation.

On April 27, 2005, Rabobank and Eureko signed a letter of intent in which Interpolis, the insurance arm of the Rabobank Group, is to merge with Achmea, the Dutch insurance arm of Eureko. Rabobank's shareholding in Eureko will then, as a result, increase from 5% to 37%.

This transaction will result in an insurance group with significant activities in a number of other European countries. The details of the intended transaction are laid out in a Letter of Intent. This is a progression of an earlier co-operation, which was announced in February 2004. In the merged entity, Rabobank will remain the principal insurance distribution channel for Interpolis. The merger of

Interpolis and Achmea creates a major Dutch insurance group with strong, well-known brands. The co-operation will create synergies in a number of areas, for example, in market strategy and I.T. The Supervisory and Executive Boards of the new group will be reorganised accordingly. After Vereniging Achmea, Rabobank will be the second largest shareholder of Eureko. The transaction between Rabobank and Eureko is subject to all necessary approvals by, inter alia, shareholders and regulatory bodies.

1	Issuer:	Coöperatieve Centrale Raiffeisen-Boerenleenbank Nederland B.A. (Rabobank Nederland)
2	(i) Series Number:	1368A
	(ii) Tranche Number:	1
3	Specified Currency or Currencies:	Euro ("EUR")
4	Aggregate Nominal Amount:	
	(i) Series:	EUR 75,000,000
	(i) Tranche:	EUR 75,000,000
5	Issue Price:	100.00 per cent. of the Aggregate Nominal Amount
6	Specified Denominations:	EUR 1,000
7	Issue Date:	20 June , 2005
8	Maturity Date:	20 June, 2015
9	Domestic Note: (if Domestic Note, there will be gross-up for withholding tax)	No
10	Interest Basis:	Fixed Rate and Floating Rate Interest (further particulars specified below)
11	Redemption/Payment Basis:	Redemption at par
12	Change of Interest or Redemption/Payment Basis:	Fixed Rate in respect of the period from and including the Issue Date to but excluding 20th June, 2007 and Floating Rate Interest in respect of the period from and including 20th June, 2007 to but excluding the Maturity Date subject to the Target Redemption in accordance with the provisions in item 33 of this Pricing Supplement.
13	Put/Call Options:	Not Applicable
14	Status of the Notes:	Senior
15	Listing:	Luxembourg
16	Method of distribution:	Non-syndicated

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

17	**Fixed Rate Note Provisions**		Applicable
	(i)	Rates of Interest:	For the period from and including 20 June 2005 to but excluding 20 June 2006 (the "**Fixed Rate Period**", 'year 1'), the Notes shall bear interest at 7.00 per cent. per annum payable in arrear on 20 June 2006 and For the period from and including 20 June 2006 to but excluding 20 June 2007 (the "**Fixed Rate Period**", 'year 2'), the Notes shall bear interest at 5.00 per cent. per annum payable in arrear on 20 June 2007
	(ii)	Interest Payment Date(s):	20 June, 2006 and 20 June, 2007
	(iii)	Fixed Coupon Amount [(s)]:	Year 1: EUR 70.00 per EUR 1,000 in nominal amount Year 2: EUR 50.00 per EUR 1,000 in nominal amount
	(iv)	Broken Amount:	Not Applicable
	(v)	Day Count Fraction (Condition 1(a)):	Actual/Actual-ISMA
	(vi)	Determination Date(s) (Condition 1(a)):	Not Applicable
	(vii)	Other terms relating to the method of calculating interest for Fixed Rate Notes:	Not Applicable
18	**Floating Rate Provisions**		Applicable
	(i)	Interest Period(s):	Twelve (12) months
	(ii)	Specified Interest Payment Dates:	Interest will be payable annually in arrear on 20th June in each year, from and including 20th June, 2008 to and including the Maturity Date (each a "**Specified Interest Payment Date**") or the Target Redemption Date respectively
	(iii)	Business Day Convention:	Following Business Day Convention
	(iv)	Business Centre(s) (Condition 1(a)):	Target

(v)	Manner in which the Rate(s) of Interest is/are to be determined:	For the period from (and including) 20th June, 2007 to (but excluding) 20th June, 2015 interest will be paid annually in arrear and the Interest Amount will be calculated as follows: Max [0; (4.25% - 12 Month Euribor)] Cumulative Interest cannot exceed the Target Cap. The last coupon will be adjusted, if necessary, to ensure that the Cumulative Interest does not fall short of the Target Floor. Where: *Cumulative Interest:* The sum total of all Coupon payments; *Target Cap*: 16.00 per cent. of Principal; *Target Floor*: 16.00 per cent. of Principal;
(vi)	Interest Period Date(s):	Not Applicable
(vii)	Party responsible for calculating the Rate(s) of Interest and Interest Amount(s) (if not the [Calculation Agent]):	Not Applicable
(viii)	Screen Rate Determination (Condition 1(a)):	12 month EURIBOR
	- Relevant Time:	11 a.m. Brussels time
	- Interest Determination Date:	2 TARGET business days prior to the beginning of relevant Specified Period
	- Primary Source for Floating Rate:	Reuters Screen "EURIBOR01" page
	- Reference Banks (if Primary Source is "Reference Banks"):	Not Applicable
	- Relevant Financial Centre:	Brussels
	- Benchmark:	EURIBOR
	- Representative Amount:	Not Applicable
	- Effective Date:	Not Applicable
	- Specified Duration:	12 months
(ix)	ISDA Determination (Condition 1(a)):	Not Applicable
(x)	Margin(s):	Not Applicable

	(xi)	Minimum Rate of Interest:	Zero per cent. per annum
	(xii)	Maximum Rate of Interest:	Not Applicable
	(xiii)	Day Count Fraction (Condition 1(a)):	Actual/Actual, unadjusted
	(xiv)	Rate Multiplier:	Not Applicable
	(xv)	Fall back provisions, rounding provisions, denominator and any other terms relating to the method of calculating interest on Floating Rate Notes, if different from those set out in the Conditions:	Not Applicable
19	**Zero Coupon Note Provisions**		Not Applicable
20	**Index Linked Interest Note Provisions**		Not Applicable
21	**Dual Currency Note Provisions**		Not Applicable

PROVISIONS RELATING TO REDEMPTION

22	**Call Option**		Not Applicable
23	**Put Option**		Not Applicable
24	**Final Redemption Amount of Each Note**		EUR 1,000 per Note of EUR 1,000 specified denomination
25	**Early Redemption Amount**		
	(i)	Early Redemption Amount(s) of each Note payable on redemption for taxation reasons (Condition 7(c)) or an event of default (Condition 11) and/or the method of calculating the same (if required or if different from that set out in the Conditions):	Yes, as set out in the Conditions
	(ii)	Redemption for taxation reasons permitted on days other than Interest Payment Dates (Condition 7(c)):	Yes
	(iii)	Unmatured Coupons to become void upon early redemption (Bearer Notes only) (Condition 8(f)):	Yes

GENERAL PROVISIONS APPLICABLE TO THE NOTES

26	**Form of Notes:**	Bearer Notes
	(i) Temporary or permanent global Note/Certificate:	temporary Global Note exchangeable for a permanent Global Note which is exchangeable for Definitive Notes in the limited circumstances specified in the permanent Global Note
	(ii) Applicable TEFRA exemption:	D Rules
27	Financial Centre(s) (Condition 8(h)) or other special provisions relating to payment dates:	Target
28	Talons for future Coupons or Receipts to be attached to Definitive Notes (and dates on which such Talons mature):	No
29	Details relating to Partly Paid Notes: amount of each payment comprising the Issue Price and date on which each payment is to be made and consequences (if any) of failure to pay, including any right of the Issuer to forfeit the Notes and interest due on late payment:	Not Applicable
30	Details relating to Instalment Notes:	Not Applicable
31	Redenomination, renominalisation and reconventioning provisions:	Not Applicable
32	Consolidation provisions:	Not Applicable
33	Other terms or special conditions:	a) So long as Bearer Notes are represented by a permanent Global Note and the permanent Global Note is held on behalf of Euroclear, Clearstream, Luxembourg or any other clearing system, notwithstanding Condition 15, notices to Noteholders may be given by delivery of the relevant notice to that clearing system for communication by it to entitled accountholders. Any notice thus delivered to that clearing system shall be deemed to have been given to the Noteholders on the day on which that notice is delivered to the clearing system. b) Target Redemption. As soon as the Total Rate is greater than or equal to 16 per cent., the Notes will be redeemed automatically on the next Specified Interest Payment Date

("Target Redemption Date").

"Total Rate" means the sum of the already paid interest amounts plus the interest amount due on the next Specified Interest Payment Date expressed as percentage of the Aggregate Principal Amount.

DISTRIBUTION

34	(i)	If syndicated, names of Managers:	Not Applicable
	(ii)	Stabilising Manager (if any):	Not Applicable
	(iii)	Dealer's Commission:	Not Applicable
35		If non-syndicated, name of Dealer:	Cassa Lombarda
36		Additional selling restrictions:	Not Applicable
37		Cost of Issue:	Not Applicable
38		Subscription period:	Not Applicable

OPERATIONAL INFORMATION

39	ISIN Code:	XS0222754375
40	Common Code:	022275437
41	Any clearing system(s) other than Euroclear and Clearstream, Luxembourg and the relevant number(s):	Not Applicable
42	Delivery:	Delivery against payment
43	The Agents appointed in respect of the Notes are:	Deutsche Bank AG London as Paying Agent and Calculation Agent; Deutsche Bank Luxembourg S.A. as Luxembourg Listing and Paying Agent

GENERAL

44	Additional steps that may only be taken following approval by an Extraordinary Resolution in accordance with Condition 12(a):	Not Applicable
45	The aggregate principal amount of Notes issued has been translated into Euro at the rate of [•], producing a sum of (for Notes not denominated in Euro):	Not Applicable
46	In the case of Notes listed on Eurolist by Euronext Amsterdam N.V.	Not Applicable
47	Effective yield at Issue Price:[1]	Not Applicable

48	Date of Pricing Supplement:	June 16, 2005
49	Date of Base Offering Circular:	October 15, 2004

Signed on behalf of the Issuer:

By: ______________________
Duly authorised

Execution copy


SEC MAIL PROCESSING
RECEIVED
2005
WASH, D.C.
198
SECTION

Pricing Supplement

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND)
(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND) AUSTRALIA BRANCH
(Australian Business Number 70 003 917 655)
(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND) SINGAPORE BRANCH
(Singapore Company Registration Number F03634W)
(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)

RABO AUSTRALIA LIMITED
(Australian Business Number 39 060 452 217)
(incorporated under the Corporations Act 2001 of Australia)

RABOBANK IRELAND plc
(a company incorporated with limited liability in Ireland)

Euro 60,000,000,000
Global Medium-Term Note Programme
Due from seven days to perpetuity
Guaranteed in respect of Notes issued by Rabo Australia Limited and
Rabobank Ireland plc by

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND)

SERIES NO: 1365A
TRANCHE NO: 1
EUR 58,050,000 Index Linked Notes 2005 due June 20, 2015

Issue Price: 100.00 per cent.

Banco Santander Central Hispano, S.A.

The date of this Pricing Supplement is June 16, 2005

This Pricing Supplement, under which the Notes described herein (the "**Notes**") are issued, contains the finale terms of the Notes and must be read in conjunction with, the Offering Circular (the "**Offering Circular**") dated October 15, 2004, issued in relation to the Euro 60,000,000,000 Global Medium-Term Note Programme of Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland), Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) Australia Branch, Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) Singapore Branch, Rabo Australia Limited and Rabobank Ireland plc, guaranteed in respect of Notes issued by Rabo Australia Limited and Rabobank Ireland plc by Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland). Terms defined in the Offering Circular have the same meaning in this Pricing Supplement. The Notes will be issued on the terms of this Pricing Supplement read together with the Offering Circular. Each Issuer (in relation to itself) and the Guarantor (in relation to each Issuer and itself) accepts responsibility for the information contained in this Pricing Supplement which, when read together with the Offering Circular, contains all information that is material in the context of the issue of the Notes.

In the event of inconsistency between the Offering Circular and this Pricing Supplement, the terms set out in this Pricing Supplement shall be decisive.

This Pricing Supplement comprises the details required to list the issue of Notes described herein pursuant to the Euro 60,000,000,000 Global Medium-Term Note Programme of Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland), Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) Australia Branch, Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) Singapore Branch, Rabo Australia Limited and Rabobank Ireland plc, guaranteed in respect of Notes issued by Rabo Australia Limited and Rabobank Ireland plc by Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland).

This Pricing Supplement does not constitute, and may not be used for the purposes of, an offer of, or an invitation by or on behalf of anyone to subscribe or purchase any of the Notes.

An additional selling restriction is set out in item 36 of this Pricing Supplement.

Except as disclosed in this document, there has been no significant change in the financial or trading position of the Issuer since 31 December 2004 and no material adverse change in the financial position or prospects of the Issuer since 31 December 2004.

A copy of this Pricing Supplement has been filed with the Netherlands Authority for the Financial Markets.

KBL Group European Private Bankers acquires Effectenbank Stroeve from Rabobank.

On April 26, 2005, Rabobank Nederland and Kredietbank Luxembourgeoise ('KBL') reached an agreement regarding the sale of Effectenbank Stroeve. KBL intends to merge Theodoor Gilissen Bankiers and Effectenbank Stroeve. The agreement must still be approved by the relevant supervisory bodies and authorities. The works councils have also been requested to provide a recommendation.

Eureko, the parent company of Achmea, and the Rabobank Group, have the intention to broaden their current co-operation.

On April 27, 2005, Rabobank and Eureko signed a letter of intent in which Interpolis, the insurance arm of the Rabobank Group, is to merge with Achmea, the Dutch insurance arm of Eureko. Rabobank's shareholding in Eureko will then, as a result, increase from 5% to 37%.

This transaction will result in an insurance group with significant activities in a number of other European countries. The details of the intended transaction are laid out in a Letter of Intent. This is a progression of an earlier co-operation, which was announced in February 2004. In the merged entity, Rabobank will remain the principal insurance distribution channel for Interpolis. The merger of Interpolis and Achmea creates a major Dutch insurance group with strong, well-known brands. The co-operation will create synergies in a number of areas, for example, in market strategy and I.T. The Supervisory and Executive Boards of the new group will be reorganised accordingly. After Vereniging Achmea, Rabobank will be the second largest shareholder of Eureko. The transaction between Rabobank and Eureko is subject to all necessary approvals by, inter alia, shareholders and regulatory bodies.

1	(i) Issuer:	Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland)
2	(i) Series Number:	1365A
	(ii) Tranche Number:	1
3	Specified Currency or Currencies:	Euro (EUR)
4	Aggregate Nominal Amount:	
	(i) Series:	EUR 58,050,000
	(ii) Tranche:	EUR 58,050,000
5	Issue Price:	100.00 per cent. of the Aggregate Nominal Amount
6	Specified Denominations:	EUR 10,000
7	Issue Date:	June 20, 2005
8	Maturity Date:	June 20, 2015
9	Domestic Note: (if Domestic Note, there will be gross-up for withholding tax)	No
10	Interest Basis:	4.00 per cent. Fixed Rate for the first Interest Period and Index Linked Interest for the remaining Interest Periods (further particulars specified below)
11	Redemption/Payment Basis:	Redemption at par
12	Change of Interest or Redemption/Payment Basis:	Fixed Rate Interest for the period from and including the Issue Date to but excluding June 20, 2006; Thereafter: Index Linked Interest for the period from and including June 20, 2006 to but excluding the Maturity Date.
13	Put/Call Options:	Not Applicable
14	Status of the Notes:	Senior
15	Listing:	Luxembourg
16	Method of distribution:	Non-syndicated

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

17	**Fixed Rate Note Provisions**	Applicable

	(i) Rate of Interest:	4.00 per cent. per annum payable annually in arrear
	(ii) Interest Payment Dates	June 20, 2006
	(iii) Fixed Coupon Amounts:	EUR 400 per EUR 10,000 in nominal amount
	(iv) Broken Amount:	Not Applicable
	(v) Day Count Fraction (Condition 1(a)):	30/360 (unadjusted)
	(vi) Determination Dates (Condition 1(a)):	Not Applicable
	(vii) Other terms relating to the method of calculating interest for fixed rate notes:	Not Applicable
18	**Floating Rate Provisions**	Not Applicable
19	**Zero Coupon Note Provisions**	Not Applicable
20	**Index Linked Interest Note Provisions**	Applicable
	(i) Index/Formula:	From June 20, 2006, the Notes will pay annual interest which will be calculated in accordance with the formula set forth in Annex I.

(ii) Calculation Agent responsible for calculating the interest due:	Banco Santander Central Hispano, S.A. The determination by the Calculation Agent of any amount or of any state of affairs, circumstance, event or other matter, or the formation of any opinion or the exercise of any discretion required or permitted to the determined, formed or exercised by the Calculation Agent under or pursuant to this Pricing Supplement shall, in the absence of manifest error be final and conclusive, and the Calculation Agent shall have no liability to the Issuer, the Holders of the Notes or any third party in relation to such determinations. Nothing contained herein shall prevent the Calculation Agent from dealing in the Notes or from entering into any related transactions, including without limitation any swap or hedging transactions, with the Issuer or any holder of the Notes.
(iii) Provisions for determining Coupon where Calculation by reference to index and/or formula is impossible or impracticable:	Not Applicable
(iv) Interest Period(s):	The First interest Period will run from June 20, 2006 to but excluding the first Specified Interest Payment Date. Subsequent Interest Periods will run from and including each Specified Interest Payment Date to and excluding the subsequent Specified Interest Payment Date.
(v) Specified Interest Payment Dates:	The 20th of each June, commencing on June 20, 2007 and ending on the Maturity Date, both dates included.
(vi) Business Day Convention:	Modified Following Business Day Convention
(vii) Business Centre(s) Condition 1(a):	TARGET
(viii) Minimum Rate of Interest:	0.00 per cent. per annum
(ix) Maximum Rate of Interest:	Not Applicable

	(x) Day Count Fraction (condition 1(a):	30/360 (unadjusted)
21	**Dual Currency Note Provisions**	Not Applicable

PROVISIONS RELATING TO REDEMPTION

22	**Call Option**	Not Applicable
23	**Put Option**	Not Applicable
24	**Final Redemption Amount of Each Note**	EUR 10,000 per note of EUR 10,000 specified denomination
25	**Early Redemption Amount**	
	(i) Early Redemption Amount(s) of each Note payable on redemption for taxation reasons (Condition 7(c)) or an event of default (Condition 11) and/or the method of calculating the same (if required or if different from that set out in the Conditions):	Yes, as set out in the Conditions
	(ii) Redemption for taxation reasons permitted on days other than Interest Payment Dates (Condition 7(c)):	Yes
	(iii) Unmatured Coupons to become void upon early redemption (Bearer Notes only) (Condition 8(f)):	Yes

GENERAL PROVISIONS APPLICABLE TO THE NOTES

26	**Form of Notes:**	**Bearer Notes**
	(i) Temporary or permanent global Note/Certificate:	temporary Global Note exchangeable for a permanent Global Note which is exchangeable for Definitive Notes in the limited circumstances specified in the permanent Global Note
	(ii) Applicable TEFRA exemption:	D Rules

27	Financial Centre(s) (Condition 8(h)) or other special provisions relating to payment dates:	TARGET Condition 8(h) shall be deemed to be deleted and replaced with the following: "If any date for payment in respect of any Note is not a business day, the holder shall not be entitled to payment until the next following business day, unless it would thereby fall into the next calendar month, in which event such date for payment shall be brought forward to the immediately preceding business day, nor to any interest or other sum in respect of such early or postponed payment."
28	Talons for future Coupons or Receipts to be attached to Definitive Notes (and dates on which such Talons mature):	No
29	Details relating to Partly Paid Notes: amount of each payment comprising the Issue Price and date on which each payment is to be made and consequences (if any) of failure to pay, including any right of the Issuer to forfeit the Notes and interest due on late payment:	Not Applicable
30	Details relating to Instalment Notes:	Not Applicable
31	Redenomination, renominalisation and reconventioning provisions:	Not Applicable
32	Consolidation provisions:	Not Applicable
33	Other terms or special conditions:	So long as Bearer Notes are represented by a permanent Global Note and the permanent Global Note is held on behalf of Euroclear, Clearstream, Luxembourg or any other clearing system, notwithstanding Condition 15, notices to Noteholders may be given by delivery of the relevant notice to that clearing system for communication by it to entitled accountholders. Any notice thus delivered to that clearing system shall be deemed to have been given to the Noteholders on the day on which that notice is delivered to the clearing system.

DISTRIBUTION

34	If syndicated, names of Managers:	Not Applicable

35	If non-syndicated, name of Dealer:	Banco Santander Central Hispano, S.A.
36	Additional selling restrictions:	The Netherlands: The Notes may only be offered, sold, delivered or transferred, directly or indirectly, to persons (including legal entities) established, resident or domiciled outside the Netherlands. The relevant rules of any state where the Notes are or will be offered will be complied with.
37	Cost of Issue:	Not Applicable
38	Subscription period:	Not Applicable

OPERATIONAL INFORMATION

39	ISIN Code:	XS0221829608
40	Common Code:	022182960
41	Any clearing system(s) other than Euroclear and Clearstream, Luxembourg and the relevant number(s):	Not Applicable
42	Delivery:	Delivery against payment
43	The Agents appointed in respect of the Notes are:	Deutsche Bank AG, London Branch as Fiscal and Paying Agent Deutsche Bank Luxembourg S.A. as Paying Agent Banco Santander Central Hispano, S.A. as Calculation Agent

GENERAL

44	Additional steps that may only be taken following approval by an Extraordinary Resolution in accordance with Condition 12(a):	Not Applicable
45	The aggregate principal amount of Notes issued has been translated into Euro at the rate of [•], producing a sum of (for Notes not denominated in Euro):	Not Applicable
46	In the case of Notes listed on the Official Segment of the Stock Market of Euronext Amsterdam N.V.:	Not Applicable
47	Effective yield at Issue Price:	Not Applicable
48	Date of Pricing Supplement:	June 16, 2005

49 Date of Base Offering Circular: October 15, 2004

Signed on behalf of the Issuer:



By: ______________________
Duly authorised

APPENDIX 1

SPECIAL CONDITIONS

The Conditions shall be supplemented and modified by the following Special Conditions. In the event of any inconsistency between the Conditions and such Special Conditions, such Special Conditions shall prevail.

(1) Index linked Interest Note Provisions:

For each Interest Period the interest amount payable on each Specified Interest Payment Date will be calculated in accordance with the following formula:

$$\text{S.D. x } \frac{Dividends_i}{Index_{initial}}$$

where:

S.D. means the Specified Denomination

$Index_{initial}$ means the Closing Price of the Index on June 20, 2005

$Dividend_i$ means the aggregate amount of Ordinary Dividends (as such term is defined below), expressed as Index points, paid by the component shares of the Ibex 35 Index during the Interest Period and which is calculated as follows:

At each Dividend Payment Date **d** – for each share **n**, the following calculation will be done;

$$\text{Dividend}_d^n = \frac{Payment_d^n x Weight_{d-1}^n}{\Pr ice_{d-1}^n} xIBEX_{d-1}$$

For each share n, component of the Index, in the relevant interest period i there may be different Dividend Payment Dates, therefore for each share n in each interest period i we will have;

$$\text{Dividend}_i^n = \sum_{d=0}^{D} \text{Dividend}_d^n$$

For the whole components of the Index we will have for the relevant interest period i:

$$\text{Dividend}_i = \sum_{n=1}^{35} Dividend_i^n$$

where,

$Payment_d^n$: Gross dividend in euros paid by share n on day d

$Weight_{d-1}^n$: Weight of share n expressed as percentage at the closing of Ibex on day d-1 (last business day prior to the Dividend Payment Date, page REUTERS "IBEY")

$\Pr ecio_{d-1}^n$: Closing price of share n on the Exchange on date d-1

$IBEX_{d-1}$: Closing price of index IBEX-35 on date d-1

Calculation Agent

Any adjustments to the Index values or calculations by the Calculation Agent will be made by reference to the rules and adjustments made by the Related Exchange.

If the Index is (i) not calculated and announced by the Index Sponsor but is calculated and announced by a successor sponsor acceptable to the Calculation Agent, or (ii) replaced by a successor index using, in the determination of the Calculation Agent, the same or a substantially similar formula for and method of calculation as used in the calculation of that Index, then in each case that index (the "Successor Index") will be deemed to be the Index.

If on or prior to any valuation date, a relevant Index Sponsor announces that it will make a material change in the formula for or the method of calculating that Index or in any other way materially modifies that Index (other than a modification prescribed in that formula or method to maintain that Index in the event of changes in constituent stock and capitalization and other routine events) (an "Index Modification") or permanently cancels the Index and no Successor Index exists (and "Index Cancellation) or (ii) on any valuation date, the Index Sponsor fails to calculate and announce the Index, then the Calculation Agent shall determine if any such event has a material effect on this transaction, and if so, shall calculate the relevant price on any valuation date, using in lieu of a published level for that Index, the level for that Index as at that valuation date as determined by the Calculation Agent in accordance with the formula and method of calculating that Index last in effect prior to the change, failure or cancellation, but using only those securities that comprised that Index immediately prior to that event.

Market Disruption Event:

means the occurrence or existence of a i) Trading Disruption, ii) an Exchange Disruption, wich in either case the Calculation Agent determines is material at any time during the one period that ends at the relevant Valuation Time or iii) an Early Closure:

"Trading Disruption" means any suspension of or limitation imposed on trading by the Exchange or Related Exchange or otherwise and whether by reason of movements in price exceeding limits permitted by the relevant Exchange or Related Exchange or otherwise (a) on any relevant Exchange(s) relating to securities that comprise 20 percent or more of the level of the Index or (b) in futures or options contracts relating to the Index on the Related Exchange

"Exchange Disruption" means any event (other than an Early Closure) that disrupts or impairs as determined by the Calculation Agent the ability of market participants in general (i) to effect transactions in, or obtain market values for, on any Relevant Exchange(s) in securities that comprise 20 percent or more of the level of the Index, or ii) to effect transactions in, or obtain market values for, futures or options contracts relating to the Index on the Related Exchange.

"Early Closure" means the closure on any Exchange Business Day of the Exchange or the Related Exchange prior to its Scheduled Closing Time unless such earlier closing time is announced by such Exchange or Related Exchange at least one hour prior to the earlier of (i) the actual closing time for the regular trading session on such Exchange or Related Exchange on such Exchange Business Day and (ii) the submission deadline for orders to be entered into the Exchange or Related Exchange system for execution at the Valuation Time on such Exchange Business Day.

"Disrupted Day" means any Scheduled Trading Day on which the Exchange or the Related Exchange fails to open for trading during its regular trading session or on which a Market Disruption has occurred.

If any Valuation Date is a Disrupted Day, then such Valuation Date shall be the first succeeding Scheduled Trading Day that is not a Disrupted Day, unless each of the eight Scheduled Trading Days immediately following the relevant Valuation Date is a Disrupted Day. In that case, that eighth Scheduled Trading Day shall be deemed to be the Valuation Date, notwithstanding the fact that such day is a Disrupted Day and the Calculation Agent shall determine its good faith estimate of the value as of the Valuation Time on that eighth Scheduled Trading Day.

Definitions

(a) **"Index"** means the IBEX 35 Index, an Index of the 35 most capitalised Spanish Stocks listed on the Spanish Stock Exchanges, which is calculated and published by Sociedad de Bolsas (the "Index Sponsor")

(b) **"Exchange"** means the Spanish Stock Exchanges (Sistema de Interconexión Bursátil) or any successor to such exchange;

(c) **"Ordinary Dividends"** (*Dividendos ordinarios y otras retribuciones a los accionistas asimilables al pago de dividendos ordinaries)* are the ordinary dividends paid by the component shares of the Index, which payment does not purport to an adjustment of the Index. The Ordinary Dividends are defined in the Index rules, which are set forth in the paper dated July 2003 "NORMAS TECNICAS PARA LA COMPOSICION Y CALCULO DE LOS INDICES Ibex®" which is available through the Sponsor's web page: www.sbolsas.com.

(d) **"Valuation Time"** means the close of trading on the Exchange;

(e) **"Exchange Business Day"** means any Scheduled Trading day on which the Exchange and the Related Exchange are open for trading during their respective regular trading sessions, notwithstanding any such Exchange or Related Exchange closing prior to its Scheduled Closing Time (or, but for the occurrence of a Market Disruption Event, would have been) a trading day on the Exchange and Related Exchange other than a day on which trading on any such Exchanges is scheduled to close prior to its regular weekday closing time.

(f) **"Scheduled Trading Day"** means any day on which each Exchange and each Related Exchange are scheduled to be open for trading for their respective regular trading sessions.

(g) **"Scheduled Closing Time"** means in respect of the Exchange or Related Exchange and a Scheduled Trading Day, the scheduled weekday closing time of such Exchange or Related Exchange on such Scheduled Trading Day, without regard to after hours or any other trading outside of the regular trading sessions hours.


SEC MAIL PROCESSING
RECEIVED
JUL 4 2005
WASH. D.C.
SECTION

Execution copy

Pricing Supplement

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND)
(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND) AUSTRALIA BRANCH
(Australian Business Number 70 003 917 655)
(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND) SINGAPORE BRANCH
(Singapore Company Registration Number F03634W)
(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)

RABO AUSTRALIA LIMITED
(Australian Business Number 39 060 452 217)
(incorporated under the Corporations Act 2001 of Australia)

RABOBANK IRELAND plc
(a company incorporated with limited liability in Ireland)

Euro 60,000,000,000
Global Medium-Term Note Programme
Due from seven days to perpetuity
Guaranteed in respect of Notes issued by Rabo Australia Limited and
Rabobank Ireland plc by

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND)

SERIES NO: 1043A
TRANCHE NO: 3

USD 250,000,000 4.00 per cent. Notes 2005 due 27 May 2008 (to be consolidated and form a single series with the existing USD 500,000,000 4.00 per cent. Notes 2004 due 27 May 2008 issued on 27 May 2004 and the existing USD 250,000,000 4.00 per cent. Notes 2005 due 27 May 2008 issued on 1 February 2005)

TD Securities **Rabobank International**

The date of this Pricing Supplement is 24 May 2005.

This Pricing Supplement, under which the notes described herein (the "**Notes**") are issued, contains the final terms of the Notes and must be read in conjunction with the Offering Circular (the "**Offering Circular**") dated 15 October 2004 issued in relation to the Euro 60,000,000,000 Global Medium-Term Note Programme of Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland), Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) Australia Branch, Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) Singapore Branch, Rabo Australia Limited and Rabobank Ireland plc. guaranteed in respect of Notes issued by Rabo Australia Limited and Rabobank Ireland plc by Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland), save in respect of the Conditions. The Conditions as included in the Offering Circular dated 7 October 2003 are applicable. Terms defined in the Offering Circular have the same meaning in this Pricing Supplement. The Notes will be issued on the terms of this Pricing Supplement read together with the Offering Circular. The Issuer accepts responsibility for the information contained in this Pricing Supplement which, when read together with the Offering Circular, contains all information that is material in the context of the issue of the Notes.

In the event of inconsistency between the Offering Circular and this Pricing Supplement, the terms set out in this Pricing Supplement shall be decisive.

This Pricing Supplement comprises the details required to list the issue of Notes described herein pursuant to the Euro 60,000,000,000 Global Medium-Term Note Programme of Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland), Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) Australia Branch, Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) Singapore Branch, Rabo Australia Limited and Rabobank Ireland plc guaranteed in respect of Notes issued by Rabo Australia Limited and Rabobank Ireland plc by Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland).

This Pricing Supplement does not constitute, and may not be used for the purposes of, an offer of, or an invitation by or on behalf of anyone to subscribe or purchase any of the Notes.

Additional selling restrictions are set out in item 36 of this Pricing Supplement.

There has been no significant change in the financial or trading position of the Issuer and of the Group since 31 December 2004 and no material adverse change in the financial position or prospects of the Issuer or of the Group since 31 December 2004.

In connection with this issue, The Toronto-Dominion Bank (the "**Stabilising Agent**") may over-allot or effect transactions with a view to supporting the market price of the Notes at a higher level than that which might otherwise prevail for a limited period after the Issue Date. However, there may be no obligation on The Toronto-Dominion Bank to do this. Such stabilising, if commenced, may be discontinued at any time and must be brought to an end after a limited period.

KBL Group European Private Bankers acquires Effectenbank Stroeve from Rabobank.

On April 26, 2005, Rabobank Nederland and Kredietbank Luxembourgeoise ('KBL') reached an agreement regarding the sale of Effectenbank Stroeve. KBL intends to merge Theodoor Gilissen Bankiers and Effectenbank Stroeve. The agreement must still be approved by the relevant supervisory bodies and authorities. The works councils have also been requested to provide a recommendation.

Eureko, the parent company of Achmea, and the Rabobank Group, have the intention to broaden their current co-operation. On April 27, 2005, Rabobank and Eureko signed a letter of intent in which Interpolis, the insurance arm of the Rabobank Group, is to merge with Achmea, the Dutch insurance arm of Eureko. Rabobank's shareholding in Eureko will then, as a result, increase from 5% to 37%. This transaction will result in an insurance group with significant activities in a number of other European countries. The details of the intended transaction are laid out in a Letter of Intent. This is a progression of an earlier co-operation, which was announced in February 2004. In the merged entity, Rabobank will remain the principal insurance distribution channel for Interpolis. The merger of Interpolis and Achmea creates a major Dutch insurance group with strong, well-known brands. The co-operation will create synergies in a number of areas, for example, in market strategy and I.T. The Supervisory and Executive Boards of the new group will be reorganised accordingly. After Vereniging Achmea, Rabobank will be the second largest shareholder of Eureko. The transaction between Rabobank and Eureko is subject to all necessary approvals by, inter alia, shareholders and regulatory bodies.

1	(i)	Issuer:	Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland)
2	(i)	Series Number:	1043A
	(ii)	Tranche Number:	3
3	Specified Currency or Currencies:		United States Dollars ("USD")
4	Aggregate Nominal Amount:		
	(i)	Series:	USD 1,000,000,000
	(ii)	Tranche:	USD 250,000,000
5	(i)	Issue Price:	100.8025 per cent. of the Aggregate Nominal Amount of the Notes
	(ii)	Net proceeds:	USD 248,568,750
6	Specified Denominations:		USD 1,000; USD 10,000; USD 100,000
7	(i)	Issue Date:	27 May 2005
	(ii)	Interest Commencement Date	27 May 2005
8	Maturity Date:		27 May 2008
9	Domestic Note: (if Domestic Note, there will be gross-up for withholding tax)		No
10	Interest Basis:		4.00 per cent. Fixed Rate
11	Redemption/Payment Basis:		Redemption at par
12	Change of Interest or Redemption/Payment Basis:		Not Applicable
13	Put/Call Options:		Not Applicable
14	Status of the Notes:		Senior
15	Listing:		Luxembourg
16	Method of distribution:		Syndicated

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

17	**Fixed Rate Note Provisions**		Applicable
	(i)	Rate of Interest:	4.00 per cent. per annum payable annually in arrear
	(ii)	Interest Payment Date(s):	27 May in each year commencing on 27 May 2006 and ending on the Maturity Date

	(iii)	Fixed Coupon Amounts:	USD 40 on each denomination of USD 1,000, USD 400 on each denomination of USD 10,000, USD 4,000 on each denomination of USD 100,000
	(iv)	Broken Amount:	Not Applicable
	(v)	Day Count Fraction (Condition 1(a)):	30/360, unadjusted
	(vi)	Determination Date(s) (Condition 1(a)):	Interest Payment Dates
	(vii)	Other terms relating to the method of calculating interest for Fixed Rate Notes:	Not Applicable
18	**Floating Rate Provisions**		Not Applicable
19	**Zero Coupon Note Provisions**		Not Applicable
20	**Index Linked Interest Note Provisions**		Not Applicable
21	**Dual Currency Note Provisions**		Not Applicable

PROVISIONS RELATING TO REDEMPTION

22	**Call Option**		Not Applicable
23	**Put Option**		Not Applicable
24	**Final Redemption Amount**		Nominal Amount
25	**Early Redemption Amount**		
	(i)	Early Redemption Amount(s) of each Note payable on redemption for taxation reasons (Condition 7(c)) or an event of default (Condition 11) and/or the method of calculating the same (if required or if different from that set out in the Conditions):	Yes, as set out in the Conditions
	(ii)	Redemption for taxation reasons permitted on days other than Interest Payment Dates (Condition 7(c)):	Yes
	(iii)	Unmatured Coupons to become void upon early redemption (Bearer Notes only) (Condition 8(f)):	Yes

GENERAL PROVISIONS APPLICABLE TO THE NOTES

26	**Form of Notes:**	Bearer Notes
	(i) Temporary or permanent global Note/Certificate:	Upon issue the Notes will be represented by a Temporary Global Note. The Temporary Global Note will be exchangeable for interests in a Permanent Global Note on or after a date which is expected to be not earlier than 40 days after 27 May 2005 upon certification as to non-U.S. beneficial ownership. Interests in a Permanent Global Note will be exchangeable for Definitive Notes in the limited circumstances specified in the Permanent Global Note.
	(ii) Applicable TEFRA exemption:	D Rules
27	Financial Centre(s) (Condition 8(h)) or other special provisions relating to payment dates:	London, New York
28	Talons for future Coupons or Receipts to be attached to Definitive Notes (and dates on which such Talons mature):	No
29	Details relating to Partly Paid Notes: amount of each payment comprising the Issue Price and date on which each payment is to be made and consequences (if any) of failure to pay, including any right of the Issuer to forfeit the Notes and interest due on late payment:	Not Applicable
30	Details relating to Instalment Notes:	Not Applicable
31	Redenomination, renominalisation and reconventioning provisions:	Not Applicable
32	Consolidation provisions:	Not Applicable
33	Other terms or special conditions:	So long as Bearer Notes are represented by a permanent Global Note and the permanent Global Note is held on behalf of Euroclear, Clearstream, Luxembourg or any other clearing system, notwithstanding Condition 15, notices to Noteholders may be given by delivery of the relevant notice to that clearing system for communication by it to entitled accountholders. Any notice thus delivered to that clearing system shall be

deemed to have been given to the Noteholders on the day on which that notice is delivered to the clearing system.

DISTRIBUTION

34	(i)	If syndicated, names of Managers:	The Toronto-Dominion Bank, Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank International)
	(ii)	Stabilising Manager (if any):	The Toronto-Dominion Bank
	(iii)	Manager's Commission:	Combined management and underwriting commission is 0.1875 per cent. of the principal amount of the Notes. Selling commission is 1.1875 per cent. of the principal amount of the Notes.
35		If non-syndicated, name of Dealer:	Not Applicable
36		Additional selling restrictions:	The Netherlands

The Notes qualify as **"Euro-Securities"** within the meaning of the 1995 Exemption Regulation (*Vrijstellingsregeling Wet Toezicht Effectenverkeer 1995*), i.e. (i) which are subscribed for and placed by a syndicate of which at least two members are established according to their constitutional documents in different member states of the European Union or the European Economic Area; (ii) 60% or more of the Notes are offered in one or more states other than the state where the Issuer is established according to its constitutional documents; and (iii) the Notes may only be subscribed for or initially be purchased through a credit institution or another institution which in the conduct of its business or profession provides one or more of the services referred to under 7 and 8 of Annex 1 to EC Directive 2000/12/EC.

No general advertising or canvassing campaign shall be conducted in relation to the Notes anywhere in the world.

U.S.

Selling Restrictions - Reg. S Category 2

		TEFRA D. <u>United Kingdom</u> Each of the Managers has represented and agreed that (1) it has not offered or sold and, prior to the expiry of a period of six months from the issue date of the Notes, will not offer or sell any Notes to persons in the United Kingdom except to persons whose ordinary activities involve them in acquiring, holding, managing or disposing of investments (as principal or agent) for the purposes of their businesses or otherwise in circumstances which have not resulted and will not result in an offer to the public in the United Kingdom within the meaning of the Public Offers of Securities Regulations 1995, (2) it has only communicated or caused to be communicated and will only communicate or cause to be communicated any invitation or inducement to engage in investment activity (within the meaning of Section 21 of the Financial Services and Markets Act 2000 (the "**FSMA**")) received by it in connection with the issue or sale of any notes in circumstances in which Section 21(1) of the FSMA does not apply to the issuer and (3) it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the Notes in, from or otherwise involving the United Kingdom.
37	Cost of Issue:	Not Applicable
38	Subscription period:	Not Applicable

OPERATIONAL INFORMATION

39	(i) ISIN Code:	XS0192869161
	(ii) Temporary ISIN Code:	XS0219802930
40	(i) Common Code:	19286916
	(ii) Temporary Common Code:	21980293
	(iii) WKN:	A0BCJZ
	(iv) Temporary WKN:	A0D27B

41	Any clearing system(s) other than Euroclear and Clearstream, Luxembourg and the relevant number(s):	Not Applicable
42	Delivery:	Delivery against payment
43	The Agents appointed in respect of the Notes are:	Deutsche Bank AG London as Fiscal Agent and Paying Agent, Deutsche Bank Luxembourg S.A. and Rabo Securities N.V. as Paying Agents and Deutsche Bank Luxembourg S.A. as Listing Agent

GENERAL

44	Additional steps that may only be taken following approval by an Extraordinary Resolution in accordance with Condition 12(a):	Not Applicable
45	The aggregate principal amount of Notes issued has been translated into Euro at the rate of: Euro 0.776596, producing a sum of (for Notes not denominated in Euro):	Euro 194,149,000
46	In the case of Notes listed on the Official Segment of the Stock Market of Euronext Amsterdam N.V.:	Not Applicable
47	Effective yield at Issue Price:	Not Applicable
48	Date of Pricing Supplement:	24 May 2005
49	Date of Base Offering Circular:	15 October 2004. For avoidance of doubt the Terms and Conditions of the Offering Circular dated 7 October 2003 will apply.

Signed on behalf of the Issuer:



By: ______________________
Duly authorised attorney

Pricing Supplement



COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND)
(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)
COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND) AUSTRALIA BRANCH
(Australian Business Number 70 003 917 655)
(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)
COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND) SINGAPORE BRANCH
(Singapore Company Registration Number F03634W)
(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)
RABO AUSTRALIA LIMITED
(Australian Business Number 39 060 452 217)
(incorporated under the Corporations Act 2001 of Australia)
RABOBANK IRELAND plc
(a company incorporated with limited liability in Ireland)

Euro 60,000,000,000
Global Medium-Term Note Programme
Due from seven days to perpetuity
Guaranteed by
COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND)

SERIES NO: 1347A

TRANCHE NO: 1

EUR 15,000,000 Callable Reloading Cumulative Inverse Floater Notes 2005

due 27 May 2015

Issue Price: 100.00 per cent.

UBS Limited

The date of this Pricing Supplement is 23 May 2005

This Pricing Supplement, under which the Notes described herein (the **"Notes"**) are issued, contains the final terms of the Notes, and must be read in conjunction with, the Offering Circular (the **"Offering Circular"**) dated October 15, 2004, issued in relation to the Euro 60,000,000,000 Global Medium-Term Note Programme of Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland), Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) Australia Branch, Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) Singapore Branch, Rabo Australia Limited and Rabobank Ireland plc guaranteed in respect of Notes issued by Rabo Australia Limited and Rabobank Ireland plc by Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland). Terms defined in the Offering Circular have the same meaning in this Pricing Supplement. The Notes will be issued on the terms of this Pricing Supplement read together with the Offering Circular. Each Issuer (in relation to itself) and the Guarantor (in relation to each Issuer and itself) accepts responsibility for the information contained in this Pricing Supplement which, when read together with the Offering Circular, contains all information that is material in the context of the issue of the Notes.

In the event of inconsistency between the Offering Circular and this Pricing Supplement, the terms set out in this Pricing Supplement shall be decisive.

This Pricing Supplement comprises the details required to list the issue of Notes described herein pursuant to the Euro 60,000,000,000 Global Medium-Term Note Programme of Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland), Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) Australia Branch, Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) Singapore Branch, Rabo Australia Limited and Rabobank Ireland plc guaranteed in respect of Notes issued by Rabo Australia Limited and Rabobank Ireland plc by Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland).

In conformity with article 14.1 of the Listing Procedure Rules (*'Reglement Procedure Beursnotering'*) of Euronext Amsterdam N.V., Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) in its capacity as Amsterdam Listing Agent has not made a due dilligence investigation with respect to the Offering Circular pursuant to the Listing Procedure Rules.

This Pricing Supplement does not constitute, and may not be used for the purposes of, an offer of, or an invitation by or on behalf of anyone to subscribe or purchase any of the Notes.

Please find additional selling restrictions in item 36 of this Pricing Supplement.

There has been no significant change in the financial or trading position of the Issuer since 31 December 2004 and no material adverse change in the financial position or prospects of the Issuer since 31 December 2004.

Recent developments

KBL Group European Private Bankers acquires Effectenbank Stroeve from Rabobank. On April 26, 2005, Rabobank Nederland and Kredietbank Luxembourgeoise ('KBL') reached an agreement regarding the sale of Effectenbank Stroeve. KBL intends to merge Theodoor Gilissen Bankiers and Effectenbank Stroeve. The agreement must still be approved by the relevant supervisory bodies and authorities. The works councils have also been requested to provide a recommendation.

Eureko, the parent company of Achmea, and the Rabobank Group, have the intention to broaden their current co-operation.

On April 27, 2005, Rabobank and Eureko signed a letter of intent in which Interpolis, the insurance arm of the Rabobank Group, is to merge with Achmea, the Dutch insurance arm of Eureko. Rabobank's shareholding in Eureko will then, as a result, increase from 5% to 37%.
This transaction will result in an insurance group with significant activities in a number of other European countries. The details of the intended transaction are laid out in a Letter of Intent. This is a progression of an earlier co-operation, which was announced in February 2004. In the merged entity, Rabobank will remain the principal insurance distribution channel for Interpolis. The merger of Interpolis and Achmea creates a major Dutch insurance group with strong, well-known brands. The co-operation will create synergies in a number of areas, for example, in market strategy and I.T. The Supervisory and Executive Boards of the new group will be reorganised accordingly. After Vereniging Achmea, Rabobank will be the second largest shareholder of Eureko. The transaction between Rabobank and Eureko is subject to all necessary approvals by, inter alia, shareholders and regulatory bodies.

1	Issuer:	Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland).
2	(i) Series Number:	1347A
	(ii) Tranche Number:	1
3	Specified Currency or Currencies:	Euro ("EUR")
4	Aggregate Nominal Amount:	
	(i) Series:	EUR 15,000,000
	(ii) Tranche:	EUR 15,000,000
5	Issue Price:	100.00 per cent. of the Aggregate Nominal Amount.
6	Specified Denominations:	EUR 10,000
7	Issue Date:	27 May 2005
8	Maturity Date:	27 May 2015
9	Domestic Note: (if Domestic Note, there will be no gross-up for withholding tax):	No
10	Interest Basis:	For the period from and including the Issue Date to but excluding 27 May 2006: 6.50 per cent. and for the period from and including 27 May 2010 to but excluding 27 May 2011: 7.00 per cent. Fixed Rate (further particulars specified in Paragraph 17 below). For the period from and including 27 May, 2006 to but excluding 27 May 2010 and for the period from and including 27 May 2011 to but excluding the Maturity Date: Floating Rate (further particulars specified in Paragraph 18 below).
11	Redemption/Payment Basis:	Redemption at par
12	Change of Interest or Redemption/Payment Basis:	Applicable. See Paragraph 10 above
13	Put/Call Options:	Call (further particulars specified below)
14	Status of the Notes:	Senior
15	Listing:	Euronext Amsterdam N.V.
16	Method of distribution:	Non-syndicated

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

17	**Fixed Rate Note Provisions:**	Applicable.
(i)	Rate(s) of Interest:	For the period from and including the Issue Date to but excluding 27 May 2006 6.50 per cent. per annum payable semi-annually in arrear. For the period from and including 27 May 2010 to but excluding 27 May 2011 7.00 per cent. per annum payable semi-annually in arrear.
(ii)	Interest Payment Date(s):	27 November 2005, 27 May 2006, 27 November 2010 and 27 May 2011.
(iii)	Fixed Coupon Amount(s):	For the period from and including the Issue Date to but excluding 27 May 2006 EUR 325.00 per EUR 10,000 in nominal amount. For the period from and including 27 May 2010 to but excluding 27 May 2011 EUR 350.00 per EUR 10,000 in nominal amount.
(iv)	Broken Amount:	Not Applicable
(v)	Day Count Fraction (Condition 1(a)):	Actual/Actual-ISDA (unadjusted)
(vi)	Determination Date(s) (Condition 1(a)):	Not Applicable
(vii)	Other terms relating to the method of calculating interest for Fixed Rate Notes:	Not Applicable
18.	**Floating Rate Provisions:**	Applicable.
(i)	Interest Period(s):	See Paragraph 18(v) below
(ii)	Specified Interest Payment Dates:	27 May and 27 November in each year from and including 27 November, 2006 to and including 27 May 2010 and from and including 27 November, 2011 to and including the Maturity Date.
(iii)	Business Day Convention:	Following Business Day Convention
(iv)	Business Centre (Condition 1(a)):	TARGET

(v) Manner in which Rates of Interest are to be determined:

The Rate of Interest shall be reset semi-annually and Calculated in the following manner:

(i) For the period from 27 May 2006 to but excluding 27 May 2007 the Rate of Interest shall be: (The Rate of Interest for the immediately preceding Interest Period + 4.50 per cent.) less 2 x 6 Month EUR EURIBOR;

(ii) For the period from 27 May 2007 to but excluding 27 May 2008 the Rate of Interest shall be: (The Rate of Interest for the immediately preceding Interest Period + 5.00 per cent.) less 2 x 6 Month EUR EURIBOR;

(iii) For the period from 27 May 2008 to but excluding 27 May 2009 the Rate of Interest shall be: (The Rate of Interest for the immediately preceding Interest Period + 5.50 per cent.) less 2 x 6 Month EUR EURIBOR;

(iv) For the period from 27 May 2009 to but excluding 27 May 2010 the Rate of Interest shall be: (The Rate of Interest for the immediately preceding Interest Period + 6.00 per cent.) less 2 x 6 Month EUR EURIBOR;

(v) For the period from 27 May 2011 to but excluding 27 May 2012 the Rate of Interest shall be: (The Rate of Interest for the immediately preceding Interest Period + 7.00 per cent.) less 2 x 6 Month EUR EURIBOR;

(vi) For the period from 27 May 2012 to but excluding 27 May 2013 the Rate of Interest shall be: (The Rate of Interest for the immediately preceding Interest Period + 7.50 per cent.) less 2 x the 6 Month EUR EURIBOR;

(vii) For the period from 27 May 2013 to but excluding 27 May 2014 the Rate of Interest shall be: (The Rate of Interest for the immediately preceding Interest Period + 8.00 per cent.) less 2 x 6 Month EUR EURIBOR; and

(viii) For the period from 27 May 2014 to but excluding the Maturity Date the Rate of Interest shall be: (The Rate of Interest for the immediately preceding Interest Period + 8.50 per cent.) less 2 x the 6 Month EUR EURIBOR.

"6 Month EUR EURIBOR" means the rate for deposits in EURO for a period of 6 months, which appears on the Telerate Page 248 (Screen Reference Rate Source) as of 11:00 a.m. Brussels time ("Fixing Time") 5 Business Days prior to the end of the relevant Interest Period, as determined by the Calculation Agent (in its sole and absolute discretion).

"Telerate Page 248" means the page of the Moneyline Telerate Service specified as page 248, or such other page, section, caption, column or other part as may replace it on that information service or other such information service, in each case as may be nominated by the person or organisation providing or sponsoring the information appearing there for the purposes of displaying rates or prices comparable to the Reference Rate. If no other such page, section, caption, column or other part of the Moneyline Telerate service is available or if no such other information service is available, the Reference Rate will be determined in accordance with the fall back provisions provided for in connection with Screen Rate Determination of the Relevant Rate.

(vi) Interest Period Date(s) — Not Applicable

(vii) Party responsible for calculating the Rate(s) of Interest and Interest Amount(s) (if not the Calculation Agent): — UBS AG, London Branch

(viii) Screen Rate Determination (Condition 1(a)) — Applicable, as modified herein

- Relevant Time: — 11.00am Brussels Time
- Interest Determination Date: — 5 TARGET Business Days prior to the end of the relevant Interest Payment Period.
- Primary Source for Floating Rate: — Telerate Page 248
- Reference Banks (if Primary Source is "Reference Banks"): — Not Applicable
- Relevant Financial Centre: — TARGET

- Benchmark:	EUR EURIBOR
- Representative Amount:	Not Applicable
- Effective Date:	Not Applicable
- Specified Duration:	6 month
(ix) ISDA Determination (Condition1 (a)):	Not Applicable
(x) Margin(s):	Not Applicable
(xi) Minimum Rate of Interest:	0 per cent. per annum
(xii) Maximum Rate of Interest:	Not Applicable
(xiii) Day Count Fraction (Condition 1(a)):	Actual/Actual-ISDA (unadjusted)
(xiv) Rate Multiplier:	Not Applicable
(xv) Fall back provisions, rounding provisions, denominator and any other terms relating to the method of calculating interest on Floating Rate Notes, if different form those set out in the Conditions:	Not Applicable
19 Zero Coupon Note Provisions:	Not Applicable
20 Index Linked Interest Note Provisions:	Not Applicable
21 Dual Currency Note Provisions:	Not Applicable

PROVISIONS RELATING TO REDEMPTION

22 Call Option:	Applicable
(i) Optional Redemption Date(s):	Any Interest Payment Date, commencing on and including the Interest Payment Date falling on or nearest to 27 May 2006 to and including the Interest Payment Date falling on or nearest to 27 November 2014.
(ii) Optional Redemption Amount(s) and method, if any, of calculation of such amount(s):	EUR 10,000 per Note of EUR 10,000 specified denomination.
(iii) If redeemable in part:	Not Applicable
(iv) Option Exercise Date(s):	Not Applicable
(v) Description of any other Noteholders' option:	Not Applicable

(vi)	Notice Period (if other than set out in the Conditions):	The Issuer shall give notice in accordance with Condition 15 of its intention to redeem the Notes, in whole and not in part, no later than 5 TARGET Business Days prior to the relevant Optional Redemption Date.
23	**Put Option:**	Not Applicable
24	**Final Redemption Amount:**	EUR 10,000 per Note of EUR 10,000 specified denomination.
25	**Early Redemption Amount:**	
(i)	Early Redemption Amount(s) payable on redemption for taxation reasons (Condition 7(c)) or an event of default (Condition 11) and/or the method of calculating the same (if required or if different from that set out in the Conditions):	Yes, as set out in the Conditions.
(ii)	Redemption for taxation reasons permitted on days other than Interest Payment Dates (Condition 7(c)):	Yes
(iii)	Unmatured Coupons to become void upon early redemption (Bearer Notes only) (Condition 8(f)):	Yes

GENERAL PROVISIONS APPLICABLE TO THE NOTES

26	**Form of Notes:**	**Bearer Notes**
(i)	Temporary or permanent global Note/ Certificate:	Temporary Global Note exchangeable for a permanent Global Note which is exchangeable for Definitive Notes in the limited circumstances specified in the permanent Global Note.
(ii)	Applicable TEFRA exemption:	D Rules
27	Financial Centre(s) (Condition 8(h)) or other special provisions relating to payment dates:	TARGET
28	Talons for future Coupons or Receipts to be attached to Definitive Notes (and dates on which such Talons mature):	No

29	Details relating to Partly Paid Notes: amount of each payment comprising the Issue Price and date on which each payment is to be made and consequences (if any) of failure to pay, including any right of the Issuer to forfeit the Notes and interest due on late payment:	Not Applicable
30	Details relating to Instalment Notes:	Not Applicable
31	Redenomination, renominalisation and reconventioning provisions:	Not Applicable
32	Consolidation provisions:	Not Applicable
33	Other terms or special conditions:	So long as Bearer Notes are represented by a permanent Global Note and the permanent Global Note is held on behalf of Euroclear, Clearstream, Luxembourg or any other clearing system, notwithstanding Condition 15, notices to Noteholders may be given by delivery of the relevant notice to that clearing system for communication by it to entitled accountholders. Any notice thus delivered to that clearing system shall be deemed to have been given to the Noteholders on the day on which that notice is delivered to the clearing system.

DISTRIBUTION

34	If syndicated, names of Managers:	Not Applicable
35	If non-syndicated, name of Dealer:	UBS Limited

36	Additional selling restrictions:	**Hong Kong:** The Notes have not been offered and sold, and the purchaser represents and agrees that it will not offer and sell the Notes in Hong Kong, by means of any document, other than to persons whose ordinary business is to buy or sell shares or debentures, whether as principal or agent, or in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap. 32 of the laws of Hong Kong) or to "professional investors" within the meaning of the Securities and Futures Ordinance (Cap. 571) of Hong Kong and any rules made that Ordinance, or in other circumstances which do not result in the document being a "prospectus" within the meaning of the Companies Ordinance. In relation to the issue of the Notes, each purchaser represents and agrees that it has not issued and will not issue any advertisement, invitation or document relating to the Notes, whether in Hong Kong or elsewhere, which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to Notes which are or are intended to be disposed of only to persons outside Hong Kong or only to "professional investors" within the meaning of the Securities and Futures Ordinance (Cap. 571) of Hong Kong and any rules made thereunder. **UK and Germany Minimum Levels:** As a guide, this Note should not be sold with a consideration of less than EUR 50,000 or equivalent.
37	Costs of Issue:	Not Applicable[1]
38	Subscription period:	Not Applicable

OPERATIONAL INFORMATION

39	ISIN Code:	XS0218678455
40	Common Code:	021867845

[1] The costs in relation to the listing of the Notes at Euronext Amsterdam N.V. will not be borne by the Noteholders, but by the Issuer/Dealer. Please note that these costs are not of a material nature.

41	Any clearing system(s) other than Euroclear and Clearstream, Luxembourg and the relevant number(s):	Not Applicable
42	Delivery:	Delivery against payment
43	The Agents appointed in respect of the Notes are:	Fiscal and Paying Agent: Deutsche Bank AG, London Paying Agent: Deutsche Bank Luxembourg S.A. Calculation Agent: UBS AG, London Branch

GENERAL

44	Additional steps that may only be taken following approval by an Extraordinary Resolution in accordance with Condition 12(a):	Not Applicable
45	The aggregate principal amount of Notes issued has been translated into Euro at the rate of [ ], producing a sum of (for Notes not denominated in Euro):	Not Applicable
46	*In the case of Notes listed on Eurolist by Euronext* Amsterdam N.V.:	Applicable
(i)Listing:		The Issuer undertakes to comply with the provisions (as far as applicable) of Appendix VII and Schedule B, under 2.1.20 of the Listing and Issuing Rules of Euronext Amsterdam N.V. as in force on the Issue Date
(ii) Numbering and letters:		Not Applicable
(iii) Whether CF-Form Notes will be issued:		No
(iv) Numbering and letters of CF-Form Notes:		Not Applicable
(v) Net proceeds:		The net proceeds of the issue of the Notes amount to approximately EUR 15,000,000
(vi) Amsterdam Listing Agent:		Rabobank Nederland
(vii) Amsterdam Paying Agent:		Rabo Securities N.V.
(viii) Notices:		*In addition to Condition 15, notices will be published in* the Euronext Official Daily List ('**Daily Official List**') of Euronext Amsterdam N.V. and a daily newspaper of general circulation in the Netherlands

47	Effective yield at Issue Price:	Not Applicable
48	Date of Pricing Supplement:	23 May, 2005
49	Date of Base Offering Circular:	15 October, 2004

Signed on behalf of the Issuer:

By: ______________________



Duly authorised

Execution Copy

Pricing Supplement

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND
(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND) AUSTRALIA BRANCH
(Australia Business Number 70 003 917 655)
(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND) SINGAPORE BRANCH
(Singapore Company Registration Number F03634W)
(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)

RABO AUSTRALIA LIMITED
(Australian Business Number 39 060 452 217)
(incorporated under the Corporations Act 2001 of Australia)

RABOBANK IRELAND plc
(a company incorporated with limited liability in Ireland)

Euro 60,000,000,000
Global Medium-Term Note Programme
Due from seven days to perpetuity
Guaranteed in respect of Notes issued by Rabo Australia Limited and
Rabobank Ireland plc by

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND)

SERIES NO: 1352A
TRANCHE NO: 1
£200,000,000 4.625 per cent. Notes 2005 due 2012

Issue Price: 99.842 per cent

Barclays Capital
Rabobank International
The Royal Bank of Scotland

The date of this Pricing Supplement is 27 May 2005.

This Pricing Supplement, under which the Notes described herein (the "**Notes**") are issued, contains the final terms of the Notes and must be read in conjunction with the offering circular dated 15 October 2004 (the "**Offering Circular**") issued in relation to the Euro 60,000,000,000 Global Medium-Term Note Programme of Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland), Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) Australia Branch, Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) Singapore Branch, Rabo Australia Limited and Rabobank Ireland plc guaranteed in respect of Notes issued by Rabo Australia Limited and Rabobank Ireland plc by Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland). Terms defined in the Offering Circular have the same meaning in this Pricing Supplement. The Notes will be issued on the terms of this Pricing Supplement read together with the Offering Circular. The Issuer accepts responsibility for the information contained in this Pricing Supplement which, when read together with the Offering Circular, contains all information that is material in the context of the issue of the Notes.

In the event of inconsistency between the Offering Circular and this Pricing Supplement, the terms set out in this Pricing Supplement shall be decisive.

This Pricing Supplement comprises the details required to list the issue of Notes described herein pursuant to the Euro 60,000,000,000 Global Medium-Term Note Programme of Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland), Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) Australia Branch, Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) Singapore Branch, Rabo Australia Limited and Rabobank Ireland plc guaranteed in respect of Notes issued by Rabo Australia Limited and Rabobank Ireland plc by Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland).

This Pricing Supplement does not constitute, and may not be used for the purposes of, an offer of, or an invitation by or on behalf of anyone to subscribe or purchase any of the Notes.

Please find the additional Dutch selling restriction in Paragraph 36 of this Pricing Supplement.

Except as disclosed in this document, there has been no significant change in the financial or trading position of the Issuer since 31 December 2004 and no material adverse change in the financial position or prospects of the Issuer since 31 December 2004.

In connection with this issue, The Royal Bank of Scotland plc (the "**Stabilising Agent**") or any person acting for it may over-allot or effect transactions with a view to supporting the market price of the Notes at a higher level than that which might otherwise prevail for a limited period. However, there may be no obligation on the Stabilising Agent or any agent acting for it to do this. Such stabilising, if commenced, may be discontinued at any time, and must be brought to an end after a limited period.

KBL Group European Private Bankers acquires Effectenbank Stroeve from Rabobank.

On 26 April 2005, Rabobank Nederland and Kredietbank Luxembourgeoise ("**KBL**") reached an agreement regarding the sale of Effectenbank Stroeve. KBL intends to merge Theodoor Gilissen Bankiers and Effectenbank Stroeve. The agreement must still be approved by the relevant supervisory bodies and authorities. The works councils have also been requested to provide a recommendation.

Eureko, the parent company of Achmea, and the Rabobank Group, have the intention to broaden their current co-operation.

On 27 April 2005, Rabobank and Eureko signed a letter of intent in which Interpolis, the insurance arm of the Rabobank Group, is to merge with Achmea, the Dutch insurance arm of Eureko. Rabobank's shareholding in Eureko will then, as a result, increase from 5% to 37%.

This transaction will result in an insurance group with significant activities in a number of other European countries. The details of the intended transaction are laid out in a Letter of Intent. This is a progression of an earlier co-operation, which was announced in February 2004. In the merged entity, Rabobank will remain the principal insurance distribution channel for Interpolis. The merger of Interpolis and Achmea creates a major Dutch insurance group with strong, well-known brands. The co-operation will create synergies in a number of areas, for example, in market strategy and I.T. The Supervisory and Executive Boards of the new group will be reorganised accordingly. After Vereniging Achmea, Rabobank will be the second largest shareholder of Eureko. The transaction between Rabobank and Eureko is subject to all necessary approvals by, inter alia, shareholders and regulatory bodies.

1	Issuer:	Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland)
2	(i) Series Number:	1352A
	(ii) Tranche Number:	1
3	Specified Currency or Currencies:	Pounds Sterling ("£")
4	Aggregate Nominal Amount:	
	(i) Series:	£200,000,000
	(ii) Tranche:	£200,000,000
5	(iii) Issue Price:	99.842 per cent. of the Aggregate Nominal Amount
	(iv) Net proceeds:	£199,134,000
6	Specified Denominations:	£1,000, £10,000 and £100,000
7	(i) Issue Date:	31 May 2005
	(ii) Interest Commencement Date	Issue Date
8	Maturity Date:	31 May 2012
9	Domestic Note: (if Domestic Note, there will be gross-up for withholding tax)	No
10	Interest Basis:	4.625 per cent. Fixed Rate
11	Redemption/Payment Basis:	Redemption at par
12	Change of Interest or Redemption/Payment Basis:	Not Applicable
13	Put/Call Options:	Not Applicable
14	Status of the Notes:	Senior
15	Listing:	Luxembourg
16	Method of distribution:	Syndicated

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

17	**Fixed Rate Note Provisions**	Applicable
	(i) Rate of Interest:	4.625 per cent. per annum payable annually in arrear

	(ii)	Interest Payment Date(s):	31 May in each year commencing on 31 May 2006
	(iii)	Fixed Coupon Amounts:	£46.25 per £1,000 in nominal amount, £462.50 per £10,000 in nominal amount and £4,625 per £100,000 in nominal amount
	(iv)	Broken Amount:	Not Applicable
	(v)	Day Count Fraction (Condition 1(a)):	Actual/Actual-ISMA
	(vi)	Determination Date(s) (Condition 1(a)):	31 May in each year
	(vii)	Other terms relating to the method of calculating interest for Fixed Rate Notes:	Not Applicable
18	**Floating Rate Provisions**		Not Applicable
19	**Zero Coupon Note Provisions**		Not Applicable
20	**Index Linked Interest Note Provisions**		Not Applicable
21	**Dual Currency Note Provisions**		Not Applicable

PROVISIONS RELATING TO REDEMPTION

22	**Call Option**		Not Applicable
23	**Put Option**		Not Applicable
24	**Final Redemption Amount of Each Note**		£1,000 per Note of £1,000 specified denomination, £10,000 per Note of £10,000 specified denomination and £100,000 per Note of £100,000 specified denomination
25	**Early Redemption Amount**		
	(i)	Early Redemption Amount(s) of each Note payable on redemption for taxation reasons (Condition 7(c)) or an event of default (Condition 11) and/or the method of calculating the same (if required or if different from that set out in the Conditions):	Yes, as set out in the Conditions
	(ii)	Redemption for taxation reasons permitted on days other than Interest Payment Dates (Condition 7(c)):	Yes

	(iii) Unmatured Coupons to become void upon early redemption (Bearer Notes only) (Condition 8(f)):	Yes

GENERAL PROVISIONS APPLICABLE TO THE NOTES

26	**Form of Notes:**	Bearer Notes
	(i) Temporary or permanent global Note/Certificate:	Temporary Global Note exchangeable for a permanent Global Note which is exchangeable for Definitive Notes in the limited circumstances specified in the permanent Global Note
	(ii) Applicable TEFRA exemption:	D Rules
27	Financial Centre(s) (Condition 8(h)) or other special provisions relating to payment dates:	London
28	Talons for future Coupons or Receipts to be attached to Definitive Notes (and dates on which such Talons mature):	No
29	Details relating to Partly Paid Notes: amount of each payment comprising the Issue Price and date on which each payment is to be made and consequences (if any) of failure to pay, including any right of the Issuer to forfeit the Notes and interest due on late payment:	Not Applicable
30	Details relating to Instalment Notes:	Not Applicable
31	Redenomination, renominalisation and reconventioning provisions:	Not Applicable
32	Consolidation provisions:	The provisions in Condition 14 will apply to further issues
33	Other terms or special conditions:	So long as Bearer Notes are represented by a permanent Global Note and the permanent Global Note is held on behalf of Euroclear, Clearstream, Luxembourg or any other clearing system, notwithstanding Condition 15, notices to Noteholders may be given by delivery of the relevant notice to that clearing system for communication by it to entitled accountholders. Any notice thus delivered to that clearing system shall be deemed to have been given to the Noteholders on the day on which that notice

is delivered to the clearing system

DISTRIBUTION

34	(i)	If syndicated, names of Managers:	Barclays Bank PLC Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank International) The Royal Bank of Scotland plc
	(ii)	Stabilising Manager (if any):	The Royal Bank of Scotland plc
	(iii)	Dealer's Commission:	Combined management, underwriting and selling commission of 0.275 per cent. of the Aggregate Nominal Amount of the Notes
35		If non-syndicated, name of Dealer:	Not Applicable
36		Additional selling restrictions:	**The Netherlands** The Notes qualify as "euro-securities" within the meaning of the 1995 Exemption Regulation (*Vrijstellingsregeling Wet toezicht effectenverkeer 1995*), i.e. (i) the Notes are subscribed for and placed by a syndicate of which at least two members are established according to their constitutional documents in different member states of the European Economic Area; (ii) 60% or more of the Notes are offered in one or more states other than the state where the Issuer is established according to its constitutional documents; and (iii) the Notes may only be subscribed for or initially be purchased through a credit institution or another institution which in the conduct of its business or profession provides one or more of the services referred to under 7 and 8 of Annex 1 to EC Directive 2000/12/EC. No general advertising or canvassing campaign shall be conducted at any time in relation to the Notes anywhere in the world.
37		Cost of Issue:	Not Applicable
38		Subscription period:	Not Applicable

OPERATIONAL INFORMATION

39		ISIN Code:	XS0220857436

40	Common Code:	022085743
41	Any clearing system(s) other than Euroclear and Clearstream, Luxembourg and the relevant number(s):	Not Applicable
42	Delivery:	Delivery against payment
43	The Agents appointed in respect of the Notes are:	Deutsche Bank AG London Deutsche Bank Luxembourg S.A. Rabo Securities N.V.

GENERAL

44	Additional steps that may only be taken following approval by an Extraordinary Resolution in accordance with Condition 12(a):	Not Applicable
45	The aggregate principal amount of Notes issued has been translated into Euro at the rate of 1.45, producing a sum of (for Notes not denominated in Euro):	Euro 290,000,000
46	In the case of Notes listed on the Official Segment of the Stock Market of Euronext Amsterdam N.V.:	Not Applicable
47	Effective yield at Issue Price:	Not Applicable
48	Date of Pricing Supplement:	27 May 2005
49	Date of Base Offering Circular:	This Pricing Supplement should be read in conjunction with the offering circular dated 15 October 2004

Signed on behalf of the Issuer:



By: ____________________

Duly authorised


SEC MAIL PROCESSING
RECEIVED
2005
WASH, D.C.
SECTION
198

2005-20039

Pricing Supplement

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND)
(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)
COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND) AUSTRALIA BRANCH
(Australian Business Number 70 003 917 655)
(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)
COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND) SINGAPORE BRANCH
(Singapore Company Registration Number F03634W)
(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)
RABO AUSTRALIA LIMITED
(Australian Business Number 39 060 452 217)
(incorporated with limited liability in the Australian Capital Territory
RABOBANK IRELAND plc
(a company incorporated with limited liability in Ireland)

Euro 60,000,000,000
Global Medium-Term Note Programme
Due from seven days to perpetuity
Guaranteed in respect of Notes issued by Rabo Australia Limited and
Rabobank Ireland plc by
COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND)

SERIES NO: 1353A
TRANCHE NO: 1
JPY 1,500,000,000 Fixed Rate Notes 2005 due 7th June 2010

Issue Price: 100.00 per cent

Mizuho International plc

The date of this Pricing Supplement is 2nd June 2005.

This Pricing Supplement, under which the Notes described herein (the "**Notes**") are issued, contains the final terms of the Notes and must be read in conjunction with, the Offering Circular (the "**Offering Circular**") dated October 15, 2004 issued in relation to the Euro 60,000,000,000 Global Medium-Term Note Programme of Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland), Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) Australia Branch, Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) Singapore Branch, Rabo Australia Limited and Rabobank Ireland plc guaranteed in respect of Notes issued by Rabo Australia Limited and Rabobank Ireland plc by Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland). Terms defined in the Offering Circular have the same meaning in this Pricing Supplement. The Notes will be issued on the terms of this Pricing Supplement read together with the Offering Circular. Each Issuer (in relation to itself) and the Guarantor (in relation to each Issuer and itself) accepts responsibility for the information contained in this Pricing Supplement which, when read together with the Offering Circular, contains all information that is material in the context of the issue of the Notes.

In the event of inconsistency between the Offering Circular and this Pricing Supplement, the terms set out in this Pricing Supplement shall be decisive.

This Pricing Supplement does not constitute, and may not be used for the purposes of, an offer of, or an invitation by or on behalf of anyone to subscribe or purchase any of the Notes.

Except as disclosed in this Pricing Supplement, there has been no significant change in the financial or trading position of the Issuer since 31 December 2004, and no material adverse change in the financial position or prospects of the Issuer since 31 December 2004.

KBL Group European Private Bankers acquires Effectenbank Stroeve from Rabobank.
On April 26, 2005, Rabobank Nederland and Kredietbank Luxembourgeoise ('KBL') reached an agreement regarding the sale of Effectenbank Stroeve. KBL intends to merge Theodoor Gilissen Bankiers and Effectenbank Stroeve. The agreement must still be approved by the relevant supervisory bodies and authorities. The works councils have also been requested to provide a recommendation.

Eureko, the parent company of Achmea, and the Rabobank Group, have the intention to broaden their current co-operation.

On April 27, 2005, Rabobank and Eureko signed a letter of intent in which Interpolis, the insurance arm of the Rabobank Group, is to merge with Achmea, the Dutch insurance arm of Eureko. Rabobank's shareholding in Eureko will then, as a result, increase from 5% to 37%. This transaction will result in an insurance group with significant activities in a number of other European countries. The details of the intended transaction are laid out in a Letter of Intent. This is a progression of an earlier co-operation, which was announced in February

2004. In the merged entity, Rabobank will remain the principal insurance distribution channel for Interpolis. The merger of Interpolis and Achmea creates a major Dutch insurance group with strong, well-known brands. The co-operation will create synergies in a number of areas, for example, in market strategy and I.T. The Supervisory and Executive Boards of the new group will be reorganised accordingly. After Vereniging Achmea, Rabobank will be the second largest shareholder of Eureko. The transaction between Rabobank and Eureko is subject to all necessary approvals by, inter alia, shareholders and regulatory bodies.

1	Issuer:	Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland)
2	(i) Series Number:	1353A
	(ii) Tranche Number:	1
3	Specified Currency or Currencies:	Japanese Yen ("JPY")
4	Aggregate Nominal Amount:	JPY 1,500,000,000
	(i) Series:	JPY 1,500,000,000
	(ii) Tranche:	JPY 1,500,000,000
5	Issue Price:	100.00 per cent. of the Aggregate Nominal Amount
6	Specified Denominations:	JPY 100,000,000
7	(i) Issue Date:	6th June 2005
	(ii) Interest Commencement Date:	7th June 2005
8	Maturity Date:	7th June 2010
9	Domestic Note: (if Domestic Note, there will be no gross-up for withholding tax)	No
10	Interest Basis:	Fixed Rate (further particulars specified below)
11	Redemption/Payment Basis:	Redemption at par
12	Change of Interest or Redemption/Payment Basis:	Not Applicable
13	Put/Call Options:	Call
14	Status of the Notes:	Senior
15	Listing:	None
16	Method of distribution:	Non-syndicated

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

17	**Fixed Rate Note Provisions**	Applicable

(i)	Rate(s) of Interest:	0.30 per cent. per annum payable semi-annually in arrear for the period from and including the Interest Commencement Date to but excluding 7th June 2006 0.43 per cent. per annum payable semi-annually in arrear for the period from and including 7th June 2006 to but excluding 7th June 2007 0.56 per cent. per annum payable semi-annually in arrear for the period from and including 7th June 2007 to but excluding 7th June 2008 0.69 per cent. per annum payable semi-annually in arrear for the period from and including 7th June 2008 to but excluding 7th June 2009 0.82 per cent. per annum payable semi-annually in arrear for the period from and including 7th June 2009 to but excluding 7th June 2010
(ii)	Interest Payment Date(s):	7th June and 7th December in each year commencing 7th December 2005 up to and including the Maturity Date.

(iii)	Fixed Coupon Amount (s):	JPY 150,000 per JPY 100,000,000 in nominal amount for the period from and including the Interest Commencement Date to but excluding 7th June 2006 JPY 215,000 per JPY 100,000,000 in nominal amount for the period from and including the 7th June 2006 to but excluding 7th June 2007 JPY 280,000 per JPY 100,000,000 in nominal amount for the period from and including the 7th June 2007 to but excluding 7th June 2008 JPY 345,000 per JPY 100,000,000 in nominal amount for the period from and including the 7th June 2008 to but excluding 7th June 2009 JPY 410,000 per JPY 100,000,000 in nominal amount for the period from and including the 7th June 2009 to but excluding 7th June 2010
(iv)	Broken Amount:	Not Applicable
(v)	Day Count Fraction (Condition 1(a)):	30/360, (unadjusted)
(vi)	Determination Date(s) (Condition 1(a)):	Not Applicable
(vii)	Other terms relating to the method of calculating interest for Fixed Rate Notes:	Not Applicable

18	**Floating Rate Provisions**	Not Applicable
19	**Zero Coupon Note Provisions**	Not Applicable
20	**Index Linked Interest Note Provisions**	Not Applicable
21	**Dual Currency Note Provisions**	Not Applicable

PROVISIONS RELATING TO REDEMPTION

22	**Call Option**	Applicable
(i)	Optional Redemption Date(s):	7th June and 7th December in each year, commencing 7th December 2005 and ending on 7th December 2009
(ii)	Optional Redemption Amount(s) and method, if any, of calculation of such amount(s):	JPY 100,000,000 per note of JPY 100,000,000 specified denomination
(iii)	If redeemable in part:	Not Applicable
	(a) Minimum nominal amount to be redeemed:	Not Applicable
	(b) Maximum nominal amount to be redeemed:	Not Applicable
(iv)	Option Exercise Date(s):	Not Applicable
(v)	Description of any other Issuer's option:	Not Applicable
(vi)	Notice period:	Not less than 5 Tokyo and London Business Days' notice prior to each Optional Redemption Date
23	**Put Option**	Not Applicable
24	**Final Redemption Amount**	JPY 100,000,000 per note of JPY 100,000,000 specified denomination
25	**Early Redemption Amount**	
(i)	Early Redemption Amount(s) of each Note payable on redemption for taxation reasons (Condition 7(c)) or an event of default (Condition 11) and/or the method of calculating the same (if required or if different from that set out in the Conditions):	Yes, as set out in the Conditions
(iii)	Redemption for taxation reasons permitted on days other than Interest Payment Dates (Condition 7(c)):	Yes

	(iv) Unmatured Coupons to become void upon early redemption (Bearer Notes only) (Condition 8(f)):	Yes

GENERAL PROVISIONS APPLICABLE TO THE NOTES

26	**Form of Notes:**	**Bearer Notes**
	(i) Temporary or permanent global Note/Certificate:	Temporary Global Note which will be exchangeable for a permanent Global Note which is exchangeable for Definitive Notes in the limited circumstances specified in the permanent Global Note
	(ii) Applicable TEFRA exemption:	D Rules
27	Financial Centre(s) (Condition 8(h)) or other special provisions relating to payment dates:	London and Tokyo The first sentence of Condition 8 (h) shall be deemed to be deleted and replaced with the following: "if any date for payment in respect of any Note is not a business day, the holder shall not be entitled to payment until the next following business day, unless it would thereby fall into the next calendar month, in which event such date for payment shall be brought forward to the immediately preceding business day, nor to any interest or other sum in respect of such early or postponed payment".
28	Talons for future Coupons or Receipts to be attached to Definitive Notes (and dates on which such Talons mature):	No

29	Details relating to Partly Paid Notes: amount of each payment comprising the Issue Price and date on which each payment is to be made and consequences (if any) of failure to pay, including any right of the Issuer to forfeit the Notes and interest due on late payment:	Not Applicable
30	Details relating to Instalment Notes:	Not Applicable
31	Redenomination, renominalisation and reconventioning provisions:	Not Applicable
32	Consolidation provisions:	Not Applicable
33	Other terms or special conditions:	So long as Bearer Notes are represented by a permanent Global Note and the permanent Global Note is held on behalf of Euroclear, Clearstream, Luxembourg or any other clearing system, notwithstanding Condition 15, notices to Noteholders may be given by delivery of the relevant notice to that clearing system for communication by it to entitled accountholders. Any notice thus delivered to that clearing system shall be deemed to have been given to the Noteholders on the day on which that notice is delivered to the clearing system.

DISTRIBUTION

34	(i) If syndicated, names of Managers:	Not Applicable
	(ii) Stabilising Manager (if any):	Not Applicable
	(iii) Dealer's Commission:	Not Applicable
35	If non-syndicated, name of Dealer:	Mizuho International plc
36	Additional selling restrictions:	Not Applicable
37	Cost of Issue	Not Applicable

	(i) Costs borne by purchases of Notes:	Not Applicable
	(ii) Commissions paid to intermediaries:	Not Applicable
	(iii) Other costs:	Not Applicable
38	Subscription Period	Not Applicable

OPERATIONAL INFORMATION

39	ISIN Code:	XS0220731250
40	Common Code:	022073125
41	Any clearing system(s) other than Euroclear and Clearstream, Luxembourg and the relevant identification number(s):	Not Applicable
42	Delivery:	Delivery against payment
43	The Agents appointed in respect of the Notes are:	Deutsche Bank AG London as Fiscal and Paying Agent Deutsche Bank Luxembourg S.A. as Paying Agent

GENERAL

44	Additional steps that may only be taken following approval by an Extraordinary Resolution in accordance with Condition 12(a):	Not Applicable
45	The aggregate principal amount of Notes issued has been translated into Euro at the rate of 0.007378, producing a sum of:	Euro 11,067,000
46	In the case of Notes listed on the Official Segment of the Stock Market of Euronext Amsterdam N.V.:	Not Applicable
47	Effective yield at issue price:	Not Applicable
48	Date of Pricing Supplement:	2nd June 2005
49	Date of Base Offering Circular:	15th October 2004

Signed on behalf of the Issuer:



By: ______________________

Duly authorised

Pricing Supplement


SEC MAIL PROCESSING
RECEIVED
JUL 14 2005
WASH, D.C.
SECTION

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND)
(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND) AUSTRALIA BRANCH
(Australian Business Number 70 003 917 655)
(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND) SINGAPORE BRANCH
(Singapore Company Registration Number F03634W)
(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)

RABO AUSTRALIA LIMITED
(Australian Business Number 39 060 452 217)
(incorporated under the Corporations Act 2001 of Australia)

RABOBANK IRELAND plc
(a company incorporated with limited liability in Ireland)

Euro 60,000,000,000
Global Medium-Term Note Programme
Due from seven days to perpetuity
Guaranteed in respect of Notes issued by Rabo Australia Limited and
Rabobank Ireland plc by

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND)

SERIES NO: 1355A
TRANCHE NO.: 1
JPY 50,000,000,000 0.20 per cent. Notes 2005 due 2008

Daiwa Securities SMBC Europe

UBS Limited

Rabobank International

The date of this Pricing Supplement is 1 June 2005

This Pricing Supplement, under which the Notes described herein (the "**Notes**") are issued, contains the final terms of the Notes and must be read in conjunction with the Offering Circular (the "**Offering Circular**") dated 15 October 2004 issued in relation to the Euro 60,000,000,000 Global Medium-Term Note Programme of Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland), Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) Australia Branch, Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) Singapore Branch, Rabo Australia Limited and Rabobank Ireland plc guaranteed in respect of Notes issued by Rabo Australia Limited and Rabobank Ireland plc by Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland). Terms defined in the Offering Circular have the same meaning in this Pricing Supplement. The Notes will be issued on the terms of this Pricing Supplement read together with the Offering Circular. The Issuer accepts responsibility for the information contained in this Pricing Supplement which, when read together with the Offering Circular, contains all information that is material in the context of the issue of the Notes.

In the event of inconsistency between the Offering Circular and this Pricing Supplement, the terms set out in this Pricing Supplement shall be decisive.

This Pricing Supplement comprises the details required to list the issue of Notes described herein pursuant to the Euro 60,000,000,000 Global Medium-Term Note Programme of Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland), Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) Australia Branch, Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) Singapore Branch, Rabo Australia Limited and Rabobank Ireland plc guaranteed in respect of Notes issued by Rabo Australia Limited and Rabobank Ireland plc by Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland).

This Pricing Supplement does not constitute, and may not be used for the purposes of, an offer of, or an invitation by or on behalf of anyone to subscribe or purchase any of the Notes.

Please find the additional Dutch, Japan and Italian selling restrictions in Paragraph 36 of this Pricing Supplement.

Except as disclosed in this Pricing Supplement, there has been no significant change in the financial or trading position of the Issuer since 31 December 2004, and no material adverse change in the financial position or prospects of the Issuer since 31 December 2004.

In connection with this issue, Daiwa Securities SMBC Europe Limited (the "**Stabilising Manager**") or any person acting for it may over-allot or effect transactions with a view to supporting the market price of the Notes at a higher level than that which might otherwise prevail for a limited period. However, there may be no obligation on the Stabilising Manager or any agent acting for it to do this. Such stabilising, if commenced, may be discontinued at any time, and must be brought to an end after a limited period.

Recent developments

KBL Group European Private Bankers acquires Effectenbank Stroeve from Rabobank. On April 26 2005, Rabobank Nederland and Kredietbank Luxembourgeoise ('KBL') reached an agreement regarding the sale of Effectenbank Stroeve. KBL intends to merge Theodoor Gilissen Bankiers and Effectenbank Stroeve. The agreement must still be approved by the relevant supervisory bodies and authorities. The works councils have also been requested to provide a recommendation.

Eureko, the parent company of Achmea, and the Rabobank Group intend to broaden their current co-operation.

On April 27 2005, Rabobank and Eureko signed a letter of intent by which Interpolis, the insurance arm of the Rabobank Group, is to merge with Achmea, the Dutch insurance arm of Eureko. Rabobank's shareholding in Eureko will then, as a result, increase from 5% to 37%.

This transaction will result in an insurance group with significant activities in a number of other European countries. The details of the intended transaction are laid out in a letter of intent. This is a progression of an earlier co-operation, which was announced in February 2004. In the merged entity, Rabobank will remain the principal insurance distribution channel for Interpolis. The merger of Interpolis and Achmea creates a major Dutch insurance group with strong, well-known brands. The co-operation will create synergies in a number of areas, for example, in market strategy and information technology. The Supervisory and Executive Boards of the new group will be reorganised accordingly. After Vereniging Achmea, Rabobank will be the second largest shareholder of Eureko. The transaction between Rabobank and Eureko is subject to all necessary approvals by, inter alia, shareholders and regulatory bodies.

1	Issuer:		Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland)
2	(i)	Series Number:	1355A
	(ii)	Tranche Number:	1
3	Specified Currency or Currencies:		Japanese Yen ("**JPY**")
4	Aggregate Nominal Amount:		
	(i)	Series:	JPY 50,000,000,000
	(ii)	Tranche:	JPY 50,000,000,000
5	(i)	Issue Price:	99.915 per cent. of the Aggregate Nominal Amount of the Notes
	(ii)	Net proceeds:	JPY 49,920,000,000 (less agreed expenses)
6	Specified Denominations:		JPY 1,000,000
7	Issue Date:		3 June 2005
8	Maturity Date:		20 June 2008
9	Domestic Note: (if Domestic Note, there will be no gross-up for withholding tax)		No
10	Interest Basis:		0.20 per cent. Fixed Rate (further particulars specified below)
11	Redemption/Payment Basis:		Redemption at par
12	Change of Interest or Redemption/Payment Basis:		Not Applicable
13	Put/Call Options:		Not Applicable
14	Status of the Notes:		Senior
15	Listing:		Luxembourg
16	Method of distribution:		Syndicated

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

17	Fixed Rate Note Provisions		Applicable
	(i)	Rate of Interest:	0.20 per cent. per annum payable annually in arrear
	(ii)	Interest Payment Dates:	20 June in each year commencing 20 June 2006 and ending on the Maturity Date
	(iii)	Fixed Coupon Amounts:	JPY 2,000 per JPY 1,000,000 in nominal amount except that the Fixed Coupon Amount payable in respect of the first interest period from 3 June 2005 to 20 June 2006 will be JPY

			2,094.44 per JPY 1,000,000 in nominal amount
	(iv)	Broken Amount:	Not Applicable
	(v)	Day Count Fraction (Condition 1(a)):	30/360
	(vi)	Determination Dates (Condition 1(a)):	Interest Payment Dates
	(vii)	Other terms relating to the method of calculating interest for Fixed Rate Notes:	Not Applicable
18	Floating Rate Provisions		Not Applicable
19	Zero Coupon Note Provisions		Not Applicable
20	Index Linked Interest Note Provisions		Not Applicable
21	Dual Currency Note Provisions		Not Applicable

PROVISIONS RELATING TO REDEMPTION

22	Call Option		Not Applicable
23	Put Option		Not Applicable
24	Final Redemption Amount of each Note		JPY 1,000,000 per Note of JPY 1,000,000 specified denomination
25	Early Redemption Amount		
	(i)	Early Redemption Amount(s) of each Note payable on redemption for taxation reasons (Condition 7(c)) or an event of default (Condition 11) and/or the method of calculating the same (if required or if different from that set out in the Conditions):	Yes, as set out in the Conditions
	(ii)	Redemption for taxation reasons permitted on days other than Interest Payment Dates (Condition 7(c)):	Yes
	(iii)	Unmatured Coupons to become void upon early redemption (Bearer Notes only) (Condition 8(f)):	Yes

GENERAL PROVISIONS APPLICABLE TO THE NOTES

26	Form of Notes:		Bearer Notes
	(i)	Temporary or permanent global Note/Certificate:	Temporary Global Note which will be exchangeable for a permanent Global Note

		which is exchangeable for Definitive Notes in the limited circumstances specified in the permanent Global Note
	(ii) Applicable TEFRA exemption:	D Rules
27	Financial Centres (Condition 8(h)) or other special provisions relating to payment dates:	Tokyo, London and TARGET
28	Talons for future Coupons or Receipts to be attached to Definitive Notes (and date on which such Talons mature):	No
29	Details relating to Partly Paid Notes: amount of each payment comprising the Issue Price and date on which each payment is to be made and consequences (if any) of failure to pay, including any right of the Issuer to forfeit the Notes and interest due on late payment:	Not Applicable
30	Details relating to Instalment Notes:	Not Applicable
31	Redenomination, renominalisation and reconventioning provisions:	Not Applicable
32	Consolidation provisions:	The provisions in Condition 14 will apply to further issues
33	Other terms or special conditions:	Not Applicable

DISTRIBUTION

34	(i) If syndicated, names of Managers:	Daiwa Securities SMBC Europe Limited UBS Limited Rabobank International
	(ii) Stabilising Manager (if any):	Daiwa Securities SMBC Europe Limited
	(iii) Dealer's Commission:	A combined management and underwriting commission of 0.075 per cent. of the Aggregate Nominal Amount
35	If non-syndicated, name of Dealer:	Not Applicable
36	Additional selling restrictions:	**The Netherlands** The Notes qualify as "Euro-Securities" within the meaning of the 1995 Exemption Regulation (*Vrijstellingsregeling wet toezicht Effectenverkeer 1995*), i.e. (i) the Notes are subscribed for and placed by a syndicate of

which at least two members are established according to their constitutional documents in different member states of the European Economic Area; (ii) 60% or more of the Notes are offered in one or more states other than the state where the Issuer is established according to its constitutional documents; and (iii) the Notes may only be subscribed for or initially be purchased through a credit institution or another institution which in the conduct of its business or profession provides one or more of the services referred to under 7 and 8 of Annex 1 to EC Directive 2000/12/EC.

No general advertising or canvassing campaign shall be conducted at any time in relation to the Notes anywhere in the world.

Japan

Each Manager has represented and agreed that it has not, directly or indirectly, offered or sold and will not, directly or indirectly, offer or sell any Notes in Japan or to, or for the benefit of, any resident of Japan except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Securities and Exchange law and other relevant laws and regulations of Japan.

Republic of Italy

Each Manager has represented and agreed that the offering of the Notes has not been cleared by CONSOB (the Italian Securities Exchange Commission) pursuant to Italian securities legislation and, accordingly, no Notes may be offered, sold or delivered, nor may copies of the Offering Circular or of any other document relating to the Notes be distributed in the Republic of Italy, except:

(i) to professional investors (*operatori qualificati*), as defined in Article 31, second paragraph, of CONSOB Regulation No. 11522 of July 1, 1998, as amended; or

(ii) in circumstances which are exempted from the rules on solicitation of investments pursuant to Article 100 of Legislative Decree No. 58 of February 24, 1998 (the "Financial Services Act")

and Article 33, first paragraph, of CONSOB Regulation No. 11971 of May 14, 1999, as amended.

Each Manager has further represented and agreed that any offer, sale or delivery of the Notes or distribution of copies of the Offering Circular or any other document relating to the Notes in the Republic of Italy under (i) or (ii) above must be:

(a) made by an investment firm, bank or financial intermediary permitted to conduct such activities in the Republic of Italy in accordance with the Financial Services Act and Legislative Decree No. 385 of September 1, 1993 (the "Banking Act"), as amended; and

(b) in compliance with Article 129 of the Banking Act and the implementing guidelines of the Bank of Italy pursuant to which the issue on the offer of securities in the Republic of Italy may need to be preceded and followed by an appropriate notice to be filed with the Bank of Italy depending, inter alia, on the aggregate value of the securities issued or offered in the Republic of Italy and their characteristics; and

(c) in accordance with any other applicable laws and regulations.

37	Costs of Issue:	Not Applicable
38	Subscription period:	Not Applicable

OPERATIONAL INFORMATION

39	ISIN Code:	XS0220889041
40	Common Code:	022088904
41	Any clearing system(s) other than Euroclear and Clearstream, Luxembourg and the relevant identification number(s):	Not Applicable
42	Delivery:	Delivery against payment

GENERAL

43	The Agents appointed in respect of the Notes are:	Deutsche Bank AG London as Fiscal Agent and Paying Agent and Deutsche Bank Luxembourg S.A. and Rabo Securities N.V. as Paying Agents

44	Additional steps that may only be taken following approval by an Extraordinary Resolution in accordance with Condition 12(a):	Not Applicable
45	The aggregate principal amount of Notes issued has been translated into Euro at the rate of 0.007378, producing a sum of (for Notes not denominated in Euro):	Euro 368,900,000
46	In the case of Notes listed on Eurolist Euronext Amsterdam:	Not Applicable
47	Effective yield at Issue Price:	Not Applicable
48	Date of Pricing Supplement:	1 June 2005
49	Date of Base Offering Circular:	15 October 2004

Signed on behalf of the Issuer:

By:

Duly authorised



Execution copy

Pricing Supplement

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND)
(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND) AUSTRALIA BRANCH
(Australian Business Number 70 003 917 655)
(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND) SINGAPORE BRANCH
(Singapore Company Registration Number F03634W)
(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)

RABO AUSTRALIA LIMITED
(Australian Business Number 39 060 452 217)
(incorporated under the Corporations Act 2001 of Australia)

RABOBANK IRELAND plc
(a company incorporated with limited liability in Ireland)

Euro 60,000,000,000
Global Medium-Term Note Programme
Due from seven days to perpetuity
Guaranteed in respect of Notes issued by Rabo Australia Limited and
Rabobank Ireland plc by

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND)

SERIES NO: 1356A
TRANCHE NO: 1

ZAR 200,000,000 7.25 per cent. Notes 2005 due 9 June 2008

Rabobank International

TD Securities

Deutsche Bank

DZ BANK AG

KBC International Group

RBC Capital Markets

UBS Investment Bank

WGZ-Bank Westdeutsche Genossenschafts-Zentralbank eG

The date of this Pricing Supplement is 6 June 2005.

This Pricing Supplement, under which the notes described herein (the "**Notes**") are issued, contains the final terms of the Notes and must be read in conjunction with, the Offering Circular (the "**Offering Circular**") dated 15 October 2004 issued in relation to the Euro 60,000,000,000 Global Medium-Term Note Programme of Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland), Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) Australia Branch, Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) Singapore Branch, Rabo Australia Limited and Rabobank Ireland plc guaranteed in respect of Notes issued by Rabo Australia Limited and Rabobank Ireland plc by Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland). Terms defined in the Offering Circular have the same meaning in this Pricing Supplement. The Notes will be issued on the terms of this Pricing Supplement read together with the Offering Circular. The Issuer accepts responsibility for the information contained in this Pricing Supplement which, when read together with the Offering Circular, contains all information that is material in the context of the issue of the Notes.

In the event of inconsistency between the Offering Circular and this Pricing Supplement, the terms set out in this Pricing Supplement shall be decisive.

This Pricing Supplement comprises the details required to list the issue of Notes described herein pursuant to the Euro 60,000,000,000 Global Medium-Term Note Programme of Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland), Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) Australia Branch, Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) Singapore Branch, Rabo Australia Limited and Rabobank Ireland plc guaranteed in respect of Notes issued by Rabo Australia Limited and Rabobank Ireland plc by Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland).

This Pricing Supplement does not constitute, and may not be used for the purposes of, an offer of, or an invitation by or on behalf of anyone to subscribe or purchase any of the Notes.

Additional selling restrictions are set out in item 36 of this Pricing Supplement.

Except as disclosed in this document, there has been no significant change in the financial or trading position of the Issuer and of the Group since 31 December 2004 and no material adverse change in the financial position or prospects of the Issuer or of the Group since 31 December 2004.

In connection with this issue, The Toronto-Dominion Bank (the "Stabilising Agent") or any person acting for him may over-allot or effect transactions with a view to supporting the market price of the Notes at a higher level than that which might otherwise prevail for a limited period after the Issue Date. However, there may be no obligation on the Stabilising Agent or any agent of his to do this. Such stabilising, if commenced, may be discontinued at any time and must be brought to an end after a limited period.

KBL Group European Private Bankers acquires Effectenbank Stroeve from Rabobank.

On April 26, 2005, Rabobank Nederland and Kredietbank Luxembourgeoise ('KBL') reached an agreement regarding the sale of Effectenbank Stroeve. KBL intends to merge Theodoor Gilissen Bankiers and Effectenbank Stroeve. The agreement must still be approved by the relevant supervisory bodies and authorities. The works councils have also been requested to provide a recommendation.

Eureko, the parent company of Achmea, and the Rabobank Group, have the intention to broaden their current co-operation. On April 27, 2005, Rabobank and Eureko signed a letter of intent in which Interpolis, the insurance arm of the Rabobank Group, is to merge with Achmea, the Dutch insurance arm of Eureko. Rabobank's shareholding in Eureko will then, as a result, increase from 5% to 37%. This transaction will result in an insurance group with significant activities in a number of other European countries. The details of the intended transaction are laid out in a Letter of Intent. This is a progression of

an earlier co-operation, which was announced in February 2004. In the merged entity, Rabobank will remain the principal insurance distribution channel for Interpolis. The merger of Interpolis and Achmea creates a major Dutch insurance group with strong, well-known brands. The co-operation will create synergies in a number of areas, for example, in market strategy and I.T. The Supervisory and Executive Boards of the new group will be reorganised accordingly. After Vereniging Achmea, Rabobank will be the second largest shareholder of Eureko. The transaction between Rabobank and Eureko is subject to all necessary approvals by, inter alia, shareholders and regulatory bodies.

1	Issuer:	Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland)
2	Series Number:	1356A
3	Specified Currency or Currencies:	South African Rand ("ZAR")
4	Aggregate Nominal Amount:	ZAR 200,000,000
5	(i) Issue Price:	99.845 per cent. of the Aggregate Nominal Amount of the Notes
	(ii) Net proceeds:	ZAR 196,940,000 (less any agreed expenses)
6	Specified Denominations:	ZAR 1,000
7	Issue Date:	9 June 2005
8	Maturity Date:	9 June 2008
9	Domestic Note: (if Domestic Note, there will be gross-up for withholding tax)	No
10	Interest Basis:	7.25 per cent. Fixed Rate
11	Redemption/Payment Basis:	Redemption at par
12	Change of Interest or Redemption/Payment Basis:	Not Applicable
13	Put/Call Options:	Not Applicable
14	Status of the Notes:	Senior
15	Listing:	Luxembourg
16	Method of distribution:	Syndicated

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

17	**Fixed Rate Note Provisions**	Applicable
	(i) Rate of Interest:	7.25 per cent. per annum payable annually in arrear
	(ii) Interest Payment Date(s):	9 June in each year commencing on 9 June 2006 and ending on the Maturity Date
	(iii) Fixed Coupon Amounts:	ZAR 72.5 per ZAR 1,000 in nominal amount
	(iv) Broken Amount:	Not Applicable
	(v) Day Count Fraction (Condition 1(a)):	Actual/Actual-ISMA
	(vi) Determination Date(s) (Condition 1(a)):	Interest Payment Dates

	(vii)	Other terms relating to the method of calculating interest for Fixed Rate Notes:	Not Applicable
18	**Floating Rate Provisions**		Not Applicable
19	**Zero Coupon Note Provisions**		Not Applicable
20	**Index Linked Interest Note Provisions**		Not Applicable
21	**Dual Currency Note Provisions**		Not Applicable

PROVISIONS RELATING TO REDEMPTION

22	**Call Option**		Not Applicable
23	**Put Option**		Not Applicable
24	**Final Redemption Amount**		100.00 per cent. of the Aggregate Nominal Amount
25	**Early Redemption Amount**		
	(i)	Early Redemption Amount(s) of each Note payable on redemption for taxation reasons (Condition 7(c)) or an event of default (Condition 11) and/or the method of calculating the same (if required or if different from that set out in the Conditions):	Yes, as set out in the Conditions
	(ii)	Redemption for taxation reasons permitted on days other than Interest Payment Dates (Condition 7(c)):	Yes
	(iii)	Unmatured Coupons to become void upon early redemption (Bearer Notes only) (Condition 8(f)):	Yes

GENERAL PROVISIONS APPLICABLE TO THE NOTES

26	**Form of Notes:**		Bearer Notes

	(i) Temporary or permanent global Note/Certificate:	Upon issue the Notes will be represented by a Temporary Global Note. The Temporary Global Note will be exchangeable for a Permanent Global Note on or after a date which is expected to be not earlier than 40 days after 9 June 2005 upon certification as to non-U.S. beneficial ownership. Interests in a Permanent Global Note will be exchangeable for Definitive Notes in the limited circumstances specified in the Permanent Global Note.
	(ii) Applicable TEFRA exemption:	D Rules
27	Financial Centre(s) (Condition 8(h)) or other special provisions relating to payment dates:	Johannesburg, London and Target
28	Talons for future Coupons or Receipts to be attached to Definitive Notes (and dates on which such Talons mature):	No
29	Details relating to Partly Paid Notes: amount of each payment comprising the Issue Price and date on which each payment is to be made and consequences (if any) of failure to pay, including any right of the Issuer to forfeit the Notes and interest due on late payment:	Not Applicable
30	Details relating to instalment Notes:	Not Applicable
31	Redenomination, renominalisation and reconventioning provisions:	Not Applicable
32	Consolidation provisions:	Not Applicable
33	Other terms or special conditions:	So long as Bearer Notes are represented by a Temporary Global Note or a Permanent Global Note and the Temporary Global Note or Permanent Global Note is held on behalf of Euroclear, Clearstream, Luxembourg or any other clearing system, notwithstanding Condition 15, notices to Noteholders may be given by delivery of the relevant notice to that clearing system for communication by it to entitled accountholders. Any notice thus delivered to that clearing system shall be deemed to have been given to the Noteholders on the day on which that notice is delivered to the clearing system.

DISTRIBUTION

34	(i)	If syndicated, names of Managers:	Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank International), The Toronto-Dominion Bank, Deutsche Bank AG, London Branch, DZ BANK AG Deutsche Zentral-Genossenschaftsbank, KBC Bank NV, Royal Bank of Canada Europe Limited, UBS Limited and WGZ-Bank Westdeutsche Genossenschafts-Zentralbank eG.
	(ii)	Stabilising Manager (if any):	The Toronto-Dominion Bank
	(iii)	Dealer's Commission:	1.1875 % Selling Commission 0.1875 % Management and Underwriting Commission
35		If non-syndicated, name of Dealer:	Not Applicable
36		Additional selling restrictions:	<u>The Netherlands</u> The Notes qualify as "Euro-Securities" within the meaning of the 1995 Exemption Regulation (*Vrijstellingsregeling Wet Toezicht Effectenverkeer 1995*), i.e. (i) the Notes are subscribed for and placed by a syndicate of which at least two members are established according to their constitutional documents in different member states of the European Union or the European Economic Area; (ii) 60% or more of the Notes are offered in one or more states other than the state where the Issuer is established according to its constitutional documents; and (iii) the Notes may only be subscribed for or initially be purchased through a credit institution or another institution which in the conduct of its business or profession provides one or more of the services referred to under 7 and 8 of Annex 1 to EC Directive 2000/12/EC. No general advertising or canvassing campaign shall be conducted at any time in relation to the Notes anywhere in the world. <u>U.S.</u> Selling Restrictions - Reg. S Category 2 TEFRA D.

United Kingdom

Each of the Managers has represented and agreed that (1) it has not offered or sold and, prior to the expiry of a period of six months from the issue date of the Notes, will not offer or sell any Notes to persons in the United Kingdom except to persons whose ordinary activities involve them in acquiring, holding, managing or disposing of investments (as principal or agent) for the purposes of their businesses or otherwise in circumstances which have not resulted and will not result in an offer to the public in the United Kingdom within the meaning of the Public Offers of Securities Regulations 1995, (2) it has only communicated or caused to be communicated and will only communicate or cause to be communicated any invitation or inducement to engage in investment activity (within the meaning of Section 21 of the Financial Services and Markets Act 2000 (the "FSMA")) received by it in connection with the issue or sale of any notes in circumstances in which Section 21(1) of the FSMA does not apply to the issuer and (3) it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the Notes in, from or otherwise involving the United Kingdom.

South Africa

Each Manager will be required to represent and agree that it has not and will not offer for sale or subscription or sell, directly or indirectly, any instruments in the Republic of South Africa or to any person, corporate or other entity resident in the Republic of South Africa except in accordance with the Exchange Control Regulations of the Republic of South Africa and any other applicable laws and regulations of the Republic of South Africa in force from time to time, and in circumstances which would not constitute an offer to the public within the meaning of the South African

		Companies Act, 1973 (as amended).
37	Costs of Issue:	Not Applicable
38	Subscription period:	Not Applicable

OPERATIONAL INFORMATION

39	ISIN Code:	XS0220951379
40	Common Code	22095137
41	Any clearing system(s) other than Euroclear and Clearstream, Luxembourg and the relevant number(s):	Not Applicable
42	Delivery:	Delivery against payment
43	The Agents appointed in respect of the Notes are:	Deutsche Bank AG, London Branch as Fiscal Agent and Paying Agent, Deutsche Bank Luxembourg S.A. and Rabo Securities N.V. as Paying Agents, and Deutsche Bank Luxembourg S.A. as Listing Agent.

GENERAL

44	Additional steps that may only be taken following approval by an Extraordinary Resolution in accordance with Condition 12(a):	Not Applicable
45	The aggregate principal amount of Notes issued has been translated into Euro at the rate of 0.120934, producing a sum of (for Notes not denominated in Euro):	Euro 24,186,800
46	In the case of Notes listed on the Official Segment of the Stock Market of Euronext Amsterdam N.V.:	Not Applicable
47	Effective yield at Issue Price:	Not Applicable
48	Date of Pricing Supplement:	6 June 2005
49	Date of Base Offering Circular:	15 October 2004

Signed on behalf of the Issuer:

By:



Execution Copy


RECEIVED
PROCESSING
SECTION
2005
198

Pricing Supplement

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND)
(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND) AUSTRALIA BRANCH
(Australian Business Number 70 003 917 655)
(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND) SINGAPORE BRANCH
(Singapore Company Registration Number F03634W)
(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)

RABO AUSTRALIA LIMITED
(Australian Business Number 39 060 452 217)
(incorporated under the Corporations Act 2001 of Australia)

RABOBANK IRELAND plc
(a company incorporated with limited liability in Ireland)

Euro 60,000,000,000
Global Medium-Term Note Programme
Due from seven days to perpetuity
Guaranteed in respect of Notes issued by Rabo Australia Limited and
Rabobank Ireland plc by

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND)

SERIES NO: 1258A
TRANCHE NO.: 2
NOK 250,000,000 3.25 per cent. Notes 2005 due 2010
(to be consolidated and form a single series with the Issuer's NOK 500,000,000 3.25 per cent. Notes 2005 due 2010 issued on 1 March 2005)

Deutsche Bank

Rabobank International

Issue Price: 101.685 per cent.

The date of this Pricing Supplement is 10 June 2005

This Pricing Supplement, under which the Notes described herein (the "**Notes**") are issued, contains the final terms of the Notes and must be read in conjunction with the Offering Circular (the "**Offering Circular**") dated 15 October 2004 issued in relation to the Euro 60,000,000,000 Global Medium-Term Note Programme of Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland), Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) Australia Branch, Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) Singapore Branch, Rabo Australia Limited and Rabobank Ireland plc guaranteed in respect of Notes issued by Rabo Australia Limited and Rabobank Ireland plc by Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland). Terms defined in the Offering Circular have the same meaning in this Pricing Supplement. The Notes will be issued on the terms of this Pricing Supplement read together with the Offering Circular. The Issuer accepts responsibility for the information contained in this Pricing Supplement which, when read together with the Offering Circular, contains all information that is material in the context of the issue of the Notes.

In the event of inconsistency between the Offering Circular and this Pricing Supplement, the terms set out in this Pricing Supplement shall be decisive.

This Pricing Supplement comprises the details required to list the issue of Notes described herein pursuant to the Euro 60,000,000,000 Global Medium-Term Note Programme of Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland), Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) Australia Branch, Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) Singapore Branch, Rabo Australia Limited and Rabobank Ireland plc guaranteed in respect of Notes issued by Rabo Australia Limited and Rabobank Ireland plc by Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland).

This Pricing Supplement does not constitute, and may not be used for the purposes of, an offer of, or an invitation by or on behalf of anyone to subscribe or purchase any of the Notes.

Please find the additional Dutch, Norwegian and Italian selling restrictions in Paragraph 36 of this Pricing Supplement.

Except as disclosed in this document, there has been no significant adverse change in the financial or trading position of the Issuer or of the Group since 31 December 2004 and no material adverse change in the financial position or prospects of the Issuer or of the Group since 31 December 2004.

In connection with this issue, Deutsche Bank AG, London Branch (the "**Stabilising Manager**") or any person acting for it may over-allot or effect transactions with a view to supporting the market price of the Notes at a higher level than that which might otherwise prevail for a limited period. However, there may be no obligation on the Stabilising Manager or any agent acting for it to do this. Such stabilising, if commenced, may be discontinued at any time, and must be brought to an end after a limited period.

A copy of this Pricing Supplement has been filed with the Netherlands Authority for the Financial Markets (*Autoriteit Financiële Markten*).

KBL Group European Private Bankers acquires Effectenbank Stroeve from Rabobank.

On April 26, 2005, Rabobank Nederland and Kredietbank Luxembourgeoise ("**KBL**") reached an agreement regarding the sale of Effectenbank Stroeve. KBL intends to merge Theodoor Gilissen Bankiers and Effectenbank Stroeve. The agreement must still be approved by the relevant

supervisory bodies and authorities. The works councils have also been requested to provide a recommendation.

Eureko, the parent company of Achmea, and the Rabobank Group, have the intention to broaden their current co-operation.

On April 27, 2005, Rabobank and Eureko signed a letter of intent in which Interpolis, the insurance arm of the Rabobank Group, is to merge with Achmea, the Dutch insurance arm of Eureko. Rabobank's shareholding in Eureko will then, as a result, increase from 5% to 37%.

This transaction will result in an insurance group with significant activities in a number of other European countries. The details of the intended transaction are laid out in a Letter of Intent. This is a progression of an earlier co-operation, which was announced in February 2004. In the merged entity, Rabobank will remain the principal insurance distribution channel for Interpolis. The merger of Interpolis and Achmea creates a major Dutch insurance group with strong, well-known brands. The co-operation will create synergies in a number of areas, for example, in market strategy and I.T. The Supervisory and Executive Boards of the new group will be reorganised accordingly. After Vereniging Achmea, Rabobank will be the second largest shareholder of Eureko. The transaction between Rabobank and Eureko is subject to all necessary approvals by, inter alia, shareholders and regulatory bodies.

1	Issuer:		Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland)
2	(i)	Series Number:	1258A
	(ii)	Tranche Number:	2
3	Specified Currency or Currencies:		Norwegian Kroner ("**NOK**")
4	Aggregate Nominal Amount:		
	(i)	Series:	NOK 750,000,000
	(ii)	Tranche:	NOK 250,000,000
5	(i)	Issue Price:	101.685 per cent. of the Aggregate Nominal Amount of the Notes plus accrued interest from and including 1 March 2005 to but excluding 14 June 2005
	(ii)	Net proceeds:	NOK 249,525,000 (plus 105 days' accrued interest and excluding any agreed expenses)
6	Specified Denominations:		NOK 10,000 and NOK 50,000
7	(i)	Issue Date:	14 June 2005
	(ii)	Interest Commencement Date (if different from the Issue Date):	1 March 2005
8	Maturity Date:		1 March 2010
9	Domestic Note: (if Domestic Note, there will be no gross-up for withholding tax)		No
10	Interest Basis:		3.25 per cent. Fixed Rate (further particulars specified below)
11	Redemption/Payment Basis:		Redemption at par
12	Change of Interest or Redemption/Payment Basis:		Not Applicable
13	Put/Call Options:		Not Applicable
14	Status of the Notes:		Senior
15	Listing:		Luxembourg
16	Method of distribution:		Syndicated

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

17	Fixed Rate Note Provisions		Applicable
	(i)	Rate of Interest:	3.25 per cent. per annum payable annually in arrear

(ii)	Interest Payment Dates:	1 March in each year commencing 1 March 2006 and ending on the Maturity Date
(iii)	Fixed Coupon Amounts:	NOK 325 per NOK 10,000 in nominal amount NOK 1,625 per NOK 50,000 in nominal amount
(iv)	Broken Amount:	Not Applicable
(v)	Day Count Fraction (Condition 1(a)):	Actual/Actual - ISMA
(vi)	Determination Dates (Condition 1(a)):	Interest Payment Dates
(vii)	Other terms relating to the method of calculating interest for Fixed Rate Notes:	Not Applicable
18	Floating Rate Provisions	Not Applicable
19	Zero Coupon Note Provisions	Not Applicable
20	Index Linked Interest Note Provisions	Not Applicable
21	Dual Currency Note Provisions	Not Applicable

PROVISIONS RELATING TO REDEMPTION

22	Call Option	Not Applicable
23	Put Option	Not Applicable
24	Final Redemption Amount of each Note	NOK 10,000 per Note of NOK 10,000 specified denomination NOK 50,000 per Note of NOK 50,000 specified denomination
25	Early Redemption Amount	
(i)	Early Redemption Amount(s) of each Note payable on redemption for taxation reasons (Condition 7(c)) or an event of default (Condition 11) and/or the method of calculating the same (if required or if different from that set out in the Conditions):	Yes, as set out in the Conditions
(ii)	Redemption for taxation reasons permitted on days other than Interest Payment Dates (Condition 7(c)):	Yes
(iii)	Unmatured Coupons to become void upon early redemption (Bearer Notes only) (Condition 8(f)):	Yes

GENERAL PROVISIONS APPLICABLE TO THE NOTES

26	Form of Notes:	Bearer Notes
	(i) Temporary or permanent global Note/Certificate:	Temporary Global Note which will be exchangeable for Definitive Notes on or after a date which is expected to be 25 July 2005 upon certification of non-U.S. beneficial ownership Upon issue of the Temporary Global Note, the temporary ISIN and Common Codes will be those set out in paragraphs 39(i) and 40(i). Upon exchange of the Temporary Global Note for the Definitive Notes, the Notes will be consolidated with and form a single series with the Issuer's NOK 500,000,000 3.25 per cent. Notes 2005 due 2010 issued on 1 March 2005, and the ISIN and Common Codes will be those set out in paragraphs 39(ii) and 40(ii).
	(ii) Applicable TEFRA exemption:	D Rules
27	Financial Centres (Condition 8(h)) or other special provisions relating to payment dates:	Oslo and TARGET
28	Talons for future Coupons or Receipts to be attached to Definitive Notes (and date on which such Talons mature):	No
29	Details relating to Partly Paid Notes: amount of each payment comprising the Issue Price and date on which each payment is to be made and consequences (if any) of failure to pay, including any right of the Issuer to forfeit the Notes and interest due on late payment:	Not Applicable
30	Details relating to Instalment Notes:	Not Applicable
31	Redenomination, renominalisation and reconventioning provisions:	Not Applicable
32	Consolidation provisions:	The provisions in Condition 14 will apply to further issues
33	Other terms or special conditions:	Not Applicable

DISTRIBUTION

34	(i) If syndicated, names of Managers:	Deutsche Bank AG, London Branch Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank International)

(ii) Stabilising Manager (if any): Deutsche Bank AG, London Branch

(iii) Dealer's Commission: 1.875 per cent. of the nominal amount of the Notes comprising a management and underwriting commission of 0.25 per cent. and a selling commission of 1.625 per cent.

35 If non-syndicated, name of Dealer: Not Applicable

36 Additional selling restrictions: **The Netherlands**

The Notes qualify as euro-securities (euro-effecten) and no general advertising or canvassing campaign will be conducted for the Notes.

Norway

Each Manager has represented and agreed that it has not, directly or indirectly, offered or sold and will not, directly or indirectly, offer or sell in the Kingdom of Norway any notes other than to persons who are registered with the Oslo Stock Exchange as professional investors.

Republic of Italy

Each Manager has represented and agreed that the offering of the Notes has not been cleared by CONSOB (the Italian Securities Exchange Commission) pursuant to Italian securities legislation and, accordingly, no Notes may be offered, sold or delivered, nor may copies of the Offering Circular or of any other document relating to the Notes be distributed in the Republic of Italy, except:

(i) to professional investors (*operatori qualificati*), as defined in Article 31, second paragraph, of CONSOB Regulation No. 11522 of July 1, 1998, as amended; or

(ii) in circumstances which are exempted from the rules on solicitation of investments pursuant to Article 100 of Legislative Decree No. 58 of February 24, 1998 (the "**Financial Services Act**") and Article 33, first paragraph, of CONSOB Regulation No. 11971 of May 14, 1999, as amended.

Each Manager has further represented and agreed that any offer, sale or delivery of the

Notes or distribution of copies of the Offering Circular or any other document relating to the Notes in the Republic of Italy under (i) or (ii) above must be:

(a) made by an investment firm, bank or financial intermediary permitted to conduct such activities in the Republic of Italy in accordance with the Financial Services Act and Legislative Decree No. 385 of September 1, 1993 (the "**Banking Act**"), as amended; and

(b) in compliance with Article 129 of the Banking Act and the implementing guidelines of the Bank of Italy pursuant to which the issue on the offer of securities in the Republic of Italy may need to be preceded and followed by an appropriate notice to be filed with the Bank of Italy depending, inter alia, on the aggregate value of the securities issued or offered in the Republic of Italy and their characteristics; and

(c) in accordance with any other applicable laws and regulations.

37	Costs of Issue:	Not Applicable
38	Subscription period:	Not Applicable

OPERATIONAL INFORMATION

39	(i) Temporary ISIN Code: (ii) ISIN Code:	XS0221461493 XS0212516743
40	(i) Temporary Common Code: (ii) Common Code:	022146149 021251674
41	Any clearing system(s) other than Euroclear and Clearstream, Luxembourg and the relevant identification number(s):	Not Applicable
42	Delivery:	Delivery against payment

GENERAL

43	The Agents appointed in respect of the Notes are:	Deutsche Bank AG, London Branch as Fiscal Agent and Paying Agent and Deutsche Bank Luxembourg S.A. and Rabo Securities N.V. as Paying Agents
44	Additional steps that may only be taken following approval by an	Not Applicable

	Extraordinary Resolution in accordance with Condition 12(a):	
45	The aggregate principal amount of Notes issued has been translated into Euro at the rate of 0.126712, producing a sum of (for Notes not denominated in Euro):	Euro 31,678,000
46	In the case of Notes listed on Eurolist by Euronext Amsterdam:	Not Applicable
47	Effective yield at Issue Price:	Not Applicable
48	Date of Pricing Supplement:	10 June 2005
49	Date of Base Offering Circular:	15 October 2004

Signed on behalf of the Issuer:

By: 

Duly authorised

EXECUTION COPY

Pricing Supplement

**COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND) AUSTRALIA BRANCH**

(Australian Business Number 70 003 917 655)

(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)

**COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND)**

(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)

**COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND) SINGAPORE BRANCH**

(Singapore Company Registration Number F03634W)

(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)

RABO AUSTRALIA LIMITED

(Australian Business Number 39 060 452 217)

(incorporated under the Corporations Act 2001 of Australia)

RABOBANK IRELAND plc

(a company incorporated with limited liability in Ireland)

Euro 60,000,000,000
Global Medium-Term Note Programme
Due from seven days to perpetuity
Guaranteed in respect of Notes issued by Rabo Australia Limited and
Rabobank Ireland plc by

**COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND)**

**SERIES NO: 1357A
TRANCHE NO: 1**

AUD 200,000,000 5.375 per cent. Notes 2005 due 20 June 2008

RBC Capital Markets

TD Securities

Rabobank International

Commonwealth Bank of Australia

Dexia Capital Markets

Fortis Bank

UBS Limited

Zurich Cantonalbank

Banca IMI

Deutsche Bank

KBC International Group

ING Financial Markets

Banque et Caisse d'Epargne de L'Etat, Luxembourg

WGZ-Bank Westdeutsche Genossenschafts-Zentralbank eG

The date of this Pricing Supplement is 15 June 2005

This Pricing Supplement, under which the notes described herein (the "**Notes**") are issued, contains the final terms of the Notes and must be read in conjunction with, the Offering Circular (the "**Offering Circular**") dated 15 October 2004, issued in relation to the Euro 60,000,000,000 Global Medium-Term Note Programme of Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland), Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) Australia Branch, Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) Singapore Branch, Rabo Australia Limited and Rabobank Ireland plc, guaranteed in respect of Notes issued by Rabo Australia Limited and Rabobank Ireland plc by Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland). Terms defined in the Offering Circular have the same meaning in this Pricing Supplement. The Notes will be issued on the terms of this Pricing Supplement read together with the Offering Circular. The Issuer accepts responsibility for the information contained in this Pricing Supplement which, when read together with the Offering Circular, contains all information that is material in the context of the issue of the Notes.

In the event of inconsistency between the Offering Circular and this Pricing Supplement, the terms set out in this Pricing Supplement shall be decisive.

This Pricing Supplement comprises the details required to list the issue of Notes described herein pursuant to the Euro 60,000,000,000 Global Medium-Term Note Programme of Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland), Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) Australia Branch, Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) Singapore Branch, Rabo Australia Limited and Rabobank Ireland plc, guaranteed in respect of Notes issued by Rabo Australia Limited and Rabobank Ireland plc by Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland).

This Pricing Supplement does not constitute, and may not be used for the purposes of, an offer of, or an invitation by or on behalf of anyone to subscribe or purchase any of the Notes.

Additional selling restrictions are set out in item 36 of this Pricing Supplement.

Except as disclosed in this Pricing Supplement, there has been no significant change in the financial or trading position of the Issuer or of the Group since 31 December 2004 and no material adverse change in the financial position or prospects of the Issuer or of the Group since 31 December 2004.

On April 26, 2005, Rabobank Nederland and Kredietbank Luxembourgeoise ('KBL') reached an agreement regarding the sale of Effectenbank Stroeve. KBL intends to merge Theodoor Gilissen Bankiers and Effectenbank Stroeve. The agreement must still be approved by the relevant supervisory bodies and authorities. The works councils have also been requested to provide a recommendation.

Eureko, the parent company of Achmea, and the Rabobank Group, have the intention to broaden their current co-operation. On April 27, 2005, Rabobank and Eureko signed a letter of intent in which Interpolis, the insurance arm of the Rabobank Group, is to merge with Achmea, the Dutch insurance arm of Eureko. Rabobank's shareholding in Eureko will then, as a result, increase from 5% to 37%. This transaction will result in an insurance group with significant activities in a number of other European countries. The details of the intended transaction are laid out in a Letter of Intent. This is a progression of an earlier co-operation, which was announced in February 2004. In the merged entity, Rabobank will remain the principal insurance distribution channel for Interpolis. The merger of Interpolis and Achmea creates a major Dutch insurance group with strong, well-known brands. The co-operation will create synergies in a number of areas, for example, in market strategy and I.T. The Supervisory and Executive Boards of the new group will be reorganised accordingly. After Vereniging Achmea, Rabobank will be the second largest shareholder of Eureko. The transaction between Rabobank and Eureko is subject to all necessary approvals by, inter alia, shareholders and regulatory bodies.

In connection with this issue, The Toronto-Dominion Bank (the "**Stabilising Agent**") or any person acting for it may over-allot or effect transactions with a view to supporting the market price of the Notes at a level higher than that which might otherwise prevail for a limited period. However, there may be no obligation on the Stabilising Agent or any agent of it to do this. Such stabilising, if commenced, may be discontinued at any time and must be brought to an end after a limited period.

1	Issuer:		Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) Australia Branch
2	(i)	Series Number:	1357A
	(ii)	Tranche Number:	1
3	Specified Currency or Currencies:		Australian Dollar ("AUD")
4	Aggregate Nominal Amount:		
	(i)	Series:	AUD 200,000,000
	(ii)	Tranche:	AUD 200,000,000
5	(i)	Issue Price:	100.725 per cent. of the Aggregate Nominal Amount
	(ii)	Net proceeds:	AUD 198,700,000 (less agreed expenses)
6	Specified Denominations:		AUD 2,000, 5,000 and 100,000
7	Issue Date:		20 June 2005
8	Maturity Date:		20 June 2008
9	Domestic Note: (if Domestic Note, there will be gross-up for withholding tax)		No
10	Interest Basis:		5.375 per cent. Fixed Rate
11	Redemption/Payment Basis:		Redemption at par
12	Change of Interest or Redemption/Payment Basis:		Not Applicable
13	Put/Call Options:		Not Applicable
14	Status of the Notes:		Senior
15	Listing:		Luxembourg
16	Method of distribution:		Syndicated

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

17	**Fixed Rate Note Provisions**		Applicable
	(i)	Rate of Interest:	5.375 per cent. per annum payable annually in arrear
	(ii)	Interest Payment Date(s):	20 June of each year commencing on 20 June 2006 and ending on the Maturity Date
	(iii)	Fixed Coupon Amounts:	AUD 107.50 per AUD 2,000 in nominal amount, AUD 268.75 per AUD 5,000 in nominal amount and AUD 5,375.00 per AUD 100,000 in nominal amount
	(iv)	Broken Amount:	Not Applicable
	(v)	Day Count Fraction (Condition 1(a)):	Actual/Actual-ISMA (unadjusted)

	(vi)	Determination Date(s) (Condition 1(a)):	Interest Payment Dates
	(vii)	Other terms relating to the method of calculating interest for Fixed Rate Notes:	Not Applicable
18	**Floating Rate Provisions**		Not Applicable
19	**Zero Coupon Note Provisions**		Not Applicable
20	**Index Linked Interest Note Provisions**		Not Applicable
21	**Dual Currency Note Provisions**		Not Applicable

PROVISIONS RELATING TO REDEMPTION

22	**Call Option**		Not Applicable
23	**Put Option**		Not Applicable
24	**Final Redemption Amount**		AUD 2,000 per note of AUD 2,000 specified denomination, AUD 5,000 per note of AUD 5,000 specified denomination and AUD 100,000 per note of AUD 100,000 specified denomination
25	**Early Redemption Amount**		
	(i)	Early Redemption Amount(s) of each Note payable on redemption for taxation reasons (Condition 7(c)) or an event of default (Condition 11) and/or the method of calculating the same (if required or if different from that set out in the Conditions):	Yes, as set out in the Conditions
	(ii)	Redemption for taxation reasons permitted on days other than Interest Payment Dates (Condition 7(c)):	Yes
	(iii)	Unmatured Coupons to become void upon early redemption (Bearer Notes only) (Condition 8(f)):	Yes

GENERAL PROVISIONS APPLICABLE TO THE NOTES

26	**Form of Notes:**		Bearer Notes

	(i)	Temporary or permanent global Note/Certificate:	Upon issue the Notes will be represented by a Temporary Global Note. The Temporary Global Note will be exchangeable for a Definitive Global Note in bearer form on or after a date which is expected to be 1 August 2005 upon certification as to non-U.S. beneficial ownership.
	(ii)	Applicable TEFRA exemption:	D Rules
27		Financial Centre(s) (Condition 8(h)) or other special provisions relating to payment dates:	Sydney, Melbourne and London
28		Talons for future Coupons or Receipts to be attached to Definitive Notes (and dates on which such Talons mature):	No
29		Details relating to Partly Paid Notes: amount of each payment comprising the Issue Price and date on which each payment is to be made and consequences (if any) of failure to pay, including any right of the Issuer to forfeit the Notes and interest due on late payment:	Not Applicable
30		Details relating to Instalment Notes:	Not Applicable
31		Redenomination, renominalisation and reconventioning provisions:	Not Applicable
32		Consolidation provisions:	Not Applicable
33		Other terms or special conditions:	So long as Bearer Notes are represented by a Temporary Global Note and the Temporary Global Note is held on behalf of Euroclear, Clearstream, Luxembourg or any other clearing system, notwithstanding Condition 15, notices to Noteholders may be given by delivery of the relevant notice to that clearing system for communication by it to entitled accountholders. Any notice thus delivered to that clearing system shall be deemed to have been given to the Noteholders on the day on which that notice is delivered to the clearing system.

DISTRIBUTION

34	(i)	If syndicated, names of Managers:	Joint Lead Managers: Royal Bank of Canada Europe Limited, The Toronto-Dominion Bank, Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank International), Commonwealth Bank of Australia.

		Co-Lead Managers: Dexia Banque Internationale à Luxembourg, Société Anonyme acting under the name of Dexia Capital Markets, Fortis Bank nv-sa, UBS Limited, Zurich Cantonalbank. Co-Managers: Banca d'Intermediazione Mobiliare IMI S.p.A., Banque et Caisse d'Epargne de L'Etat, Luxembourg, Deutsche Bank AG London Branch, ING Belgium SA/NV, KBC Bank NV, WGZ-Bank Westdeutsche Genossenschafts-Zentralbank eG
	(ii) Stabilising Manager (if any):	The Toronto-Dominion Bank
	(iii) Dealer's Commission:	1.1875 per cent. Selling Commission 0.1875 per cent. combined Management and Underwriting Commission
35	If non-syndicated, name of Dealer:	Not Applicable
36	Additional selling restrictions:	<u>The Netherlands</u> The Notes qualify as **"Euro-Securities"** within the meaning of the 1995 Exemption Regulation (*Vrijstellingsregeling Wet Toezicht Effectenverkeer 1995*), i.e. (i) which are subscribed for and placed by a syndicate of which at least two members are established according to their constitutional documents in different member states of the European Union or the European Economic Area; (ii) 60% or more of the Notes are offered in one or more states other than the state where the Issuer is established according to its constitutional documents; and (iii) the Notes may only be subscribed for or initially be purchased through a credit institution or another institution which in the conduct of its business or profession provides one or more of the services referred to under 7 and 8 of Annex 1 to EC Directive 2000/12/EC. No general advertising or canvassing campaign shall be conducted at any time in relation to the Notes anywhere in the world. <u>U.S.</u> The Notes have not been and will not be registered under the United States Securities Act of 1933, as amended (the

"Securities Act") and are subject to US tax law requirements. Accordingly, Notes may not be offered, sold or delivered in the United States or to US persons except to the extent permitted by the Subscription Agreement. The Notes are not eligible for sale under Rule 144A under the Securities Act. TEFRA D; Cat. 2 are applicable as more fully specified described in the Offering Circular and Subscription Agreement. Selling Restrictions - Reg. S Category 2 TEFRA D.

United Kingdom

Each of the Managers has represented and agreed that (1) it has not offered or sold and, prior to the expiry of a period of six months from the issue date of the Notes, will not offer or sell any Notes to persons in the United Kingdom except to persons whose ordinary activities involve them in acquiring, holding, managing or disposing of investments (as principal or agent) for the purposes of their businesses or otherwise in circumstances which have not resulted and will not result in an offer to the public in the United Kingdom within the meaning of the Public Offers of Securities Regulations 1995, (2) it has only communicated or caused to be communicated and will only communicate or cause to be communicated any invitation or inducement to engage in investment activity (within the meaning of Section 21 of the Financial Services and Markets Act 2000 (the "**FSMA**")) received by it in connection with the issue or sale of any notes in circumstances in which Section 21(1) of the FSMA does not apply to the issuer and (3) it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the Notes in, from or otherwise involving the United Kingdom.

Australia

No prospectus or other disclosure document in relation to the Programme or the Notes has been lodged with the Australian Securities and Investments Commission or

the Australian Stock Exchange Limited. Each Manager represents and agrees that it:

(a) has not offered or invited applications, and will not offer or invite applications, for the issue, sale or purchase of the Notes in Australia (including an offer or invitation which is received by a person in Australia); and

(b) has not distributed or published, and will not distribute or publish, the Offering Circular or any other offering material or advertisement relating to the Notes in Australia,

unless (i) the minimum aggregate consideration payable by each offeree is at least AUD 500,000 (disregarding moneys lent by the offeror or its associates) or the offer or invitation otherwise does not require disclosure to investors in accordance with Part 6D.2 of the Corporations Act 2001 (Cth), and (ii) such action complied with all applicable laws and regulations.

In addition, each Manager agrees that, in connection with the primary distribution of the Notes, it will not sell Notes to any person who has been notified in writing by the Issuer to be an associate of the Issuer the acquisition of a Note by whom would cause the Issuer to fail to satisfy the public offer test in section 128F of the Income Tax Assessment Act 1936 of Australia (the "Australian Tax Act") as a result of section 128F(5) of the Australian Tax Act.

37	Costs of Issue:	Not Applicable
38	Subscription period:	Not Applicable

OPERATIONAL INFORMATION

39	ISIN Code:	XS0221462624
40	Common Code:	022146262
41	Any clearing system(s) other than Euroclear and Clearstream, Luxembourg and the relevant number(s):	Not Applicable
42	Delivery:	Delivery against payment

43	The Agents appointed in respect of the Notes are:	Deutsche Bank AG, London Branch as Fiscal Agent and Paying Agent, Deutsche Bank Luxembourg S.A. as Paying Agent, and Deutsche Bank Luxembourg S.A. as Listing Agent.

GENERAL

44	Additional steps that may only be taken following approval by an Extraordinary Resolution in accordance with Condition 12(a):	Not Applicable
45	The aggregate principal amount of Notes issued has been translated into Euro at the rate of 0.606666, producing a sum of (for Notes not denominated in Euro):	EUR 121,333,200
46	In the case of Notes listed on the Official Segment of the Stock Market of Euronext Amsterdam N.V.:	Not Applicable
47	Effective yield at Issue Price:	Not Applicable
48	Date of Pricing Supplement:	15 June 2005
49	Date of Base Offering Circular:	15 October 2004

Signed on behalf of the Issuer:

By: 
Duly authorised attorney


SEC MAIL PROCESSING
RECEIVED
2005
WASH, D.C.
198
SECTION

Pricing Supplement dated 10th June, 2005

PRICING SUPPLEMENT

RABOBANK NEDERLAND

Issue of JPY 8,600,000,000 Robeco Multi Market Bond Jun 05/23 (JPY) (the "Notes") under the Euro 5,000,000,000 Principal Protected Medium Term Note Programme

This Pricing Supplement contains provisions relating to the Notes to be issued by Rabobank Nederland. The return of principal on the Notes is partly linked to the Class XVI Ordinary Shares to be issued by Robeco Multi Market Reference Entity SPC in respect of which information is contained in the Amended and Restated Offering Memorandum dated 16th July, 2004 and the Supplemental Offering Memorandum dated 10th June, 2005 (together, the "**Class XVI Offering Memorandum**"), a copy of which is attached in Annex 1. The Class XVI Ordinary Shares to be issued by Robeco Multi Market Reference Entity SPC are in turn partly linked to the Class E Ordinary Shares issued by Robeco Multi Market SPC in respect of which information is contained in the Amended and Restated Offering Memorandum dated 16th July, 2004 and the Supplemental Offering Memorandum dated 10th August, 2004 (together, the "**Class E Offering Memorandum**"), a copy of which is attached in Annex 2. Noteholders are deemed to be fully aware of the contents thereof.

Unless the context otherwise requires, terms and expressions used herein or in the Conditions and which are not defined herein or the Conditions shall have the respective meanings given to them in the Class XVI Offering Memorandum or the Class E Offering Memorandum, as applicable. The Class XVI Offering Memorandum and the Class E Offering Memorandum are attached hereto for information purposes only. The attachment of the Class XVI Offering Memorandum and the Class E Offering Memorandum does not constitute an offer or an invitation by, or on behalf of the Issuer, Robeco Multi Market Reference Entity SPC or Robeco Multi Market SPC or any other entity mentioned herein to subscribe for or purchase any of the shares of Robeco Multi Market Reference Entity SPC or Robeco Multi Market SPC.

Noteholders are deemed to have sufficient knowledge, experience and professional advice to make (and have made and will continue to make) their own legal, financial, tax, accounting and other business evaluations of the merits and risks and suitability of investment in the Notes and are deemed to have represented that they are not relying on the views of the Issuer in that regard.

The Issuer and the Dealer reserve the right to withdraw the offering, postpone the Issue Date or reduce or increase the Aggregate Nominal Amount of Notes offered hereby at any time prior to the Issue Date. This document constitutes the Pricing Supplement relating to the issue of Notes described herein. Terms used herein shall be deemed to be defined as such for the purposes of the Conditions set forth in the Offering Circular dated 25th January, 2005 (the "**Offering Circular**"). This Pricing Supplement contains the final form of the Notes and must be read in conjunction with the Offering Circular.

STRUCTURED NOTES ARE SOPHISTICATED INSTRUMENTS WHICH CAN INVOLVE A HIGH DEGREE OF RISK AND ARE INTENDED FOR SALE ONLY TO THOSE INVESTORS CAPABLE OF UNDERSTANDING THE RISKS ENTAILED IN SUCH INSTRUMENTS.

POTENTIAL PURCHASERS OF THE NOTES SHOULD BE AWARE THAT THE REDEMPTION AMOUNT OF THE NOTES AT MATURITY IS PARTLY LINKED TO THE VALUE OF EQUITY SECURITIES. MOVEMENTS IN THE VALUE OF THE EQUITY SECURITIES MAY ADVERSELY AFFECT THE VALUE OF THE NOTES. NEVERTHELESS, IN NO CIRCUMSTANCES MAY THE NOTES BE REDEEMED AT LESS THAN PAR.

POTENTIAL PURCHASERS OF THE NOTES SHOULD ALSO BE AWARE THAT HOLDERS OF THE NOTES WILL BE EXPOSED TO INTEREST RATE RISK.

THE ISSUER HAS MADE NO INVESTIGATION INTO THE TREATMENT OF THE NOTES BY THE TAX AUTHORITIES OF ANY COUNTRY. INVESTORS ARE STRONGLY ADVISED TO TAKE THEIR OWN TAX ADVICE.

1.	Issuer:	Rabobank Nederland
2.	(i) Series Number:	39
	(ii) Tranche Number:	1
3.	Specified Currency or Currencies:	Japanese Yen ("**JPY**")
4.	Aggregate Nominal Amount:	
	— Tranche:	JPY 8,600,000,000
	— Series:	JPY 8,600,000,000
5.	Issue Price of Tranche:	99.5 per cent.
6.	Specified Denominations:	JPY 10,000,000
7.	(i) Issue Date:	16th June, 2005
	(ii) Interest Commencement Date:	16th June, 2005
8.	Maturity Date:	15th June, 2023, subject to paragraph 5 of the Appendix
9.	Interest Basis:	Fixed Rate
10.	Redemption/Payment Basis:	See Appendix
11.	Change of Interest Basis or Redemption/Payment Basis:	Not Applicable
12.	Call Option: (Condition 4(c))	Not Applicable
13.	Status of the Notes:	Senior
14.	Listing:	Not Applicable

15. Method of distribution:	Non-syndicated

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

16. Fixed Rate Note Provisions: (Condition 3(a))	Applicable
(i) Rate(s) of Interest:	An amount equal to the Fixed Coupon Amount will be paid per Note on each Interest Payment Date.
(ii) Interest Payment Date(s):	On each 15th day of June and December in each year occurring during the period from and including 15th December, 2005 up to and including the Maturity Date, subject to adjustment in accordance with the Modified Following Business Day Convention. In the event that the Early Redemption Date (as defined in paragraph 4 of the attached Appendix) occurs on the same day as an Interest Payment Date, the Fixed Coupon Amount payable on such Interest Payment Date shall be deemed to be zero.
(iii) Fixed Coupon Amount(s):	JPY 25,000 per JPY 10,000,000 in nominal amount.
(iv) Broken Amount(s):	Not Applicable.
(v) Day Count Fraction:	Not Applicable.
(vi) Determination Date(s):	Not Applicable.
(vii) Other terms relating to the method of calculating interest for Fixed Rate Notes:	Not Applicable.
17. Floating Rate Note Provisions (Condition 3(b))	Not Applicable

PROVISIONS RELATING TO ZERO COUPON NOTES

18. Zero Coupon Note Provisions: (Condition 4(e)(iv))	Not Applicable

PROVISIONS RELATING TO DUAL CURRENCY NOTES

19.	Dual Currency Note Provisions:	Not Applicable

PROVISIONS RELATING TO EQUITY LINKED NOTES

20.	Equity Linked Note Provisions: (Condition 5)		Applicable, subject to the Appendix
	(i)	Underlying Securities and/or formula to be used to determine principal and/or interest or the Equity Linked Securities Amount:	See Appendix
	(ii)	Equity Linked Securities Amount:	Not Applicable
	(iii)	Provisions where calculation by reference to the Underlying Securities and/or formula is impossible or impracticable:	See Appendix
	(iv)	Equity Valuation Date(s):	Not Applicable
	(v)	Valuation Time:	Not Applicable
	(vi)	Stock Exchange/Related Exchange:	Not Applicable
	(vii)	Details of any other relevant terms, any stock exchange requirements/tax considerations	Not Applicable
	(viii)	Method of calculating Early Redemption Amount (if for reasons other than following an Event of Default):	See Appendix
	(ix)	Such other additional terms or provisions as may be required:	See Appendix

PROVISIONS RELATING TO INDEX LINKED NOTES

21.	Index Linked Note Provisions:	Not Applicable

PROVISIONS RELATING TO REDEMPTION

22.	Issuer Call: (Condition 4(c))	Not Applicable

23.	Issuer's option to redeem on basis of Nationalisation or Insolvency in relation to Equity Linked Notes: (Condition 4(d))	Not Applicable
24.	Final Redemption Amount of each Note: (Condition 4(a))	See Appendix
25.	Early Redemption Amount of each Note payable on redemption for taxation reasons or on Event of Default and/or the method of calculating the same (if required or if different from that set out in Condition 4(e)):	See Appendix
26.	Price Information and Purchase Offer: (if not applicable delete the remaining sub-paragraphs of this paragraph)	Not Applicable

GENERAL PROVISIONS APPLICABLE TO THE NOTES

27.	Domestic Note:	No
28.	Form of Notes: (Condition 1)	Temporary Global Note exchangeable for a Permanent Global Note which is exchangeable for Definitive Notes in the circumstances set out in the Permanent Global Note
29.	Additional Financial Centre(s) or other special provisions relating to Payment Day: (Condition 7(e))	Not Applicable
30.	Talons for future Coupons or Receipts to be attached to Definitive Notes (and dates on which such Talons mature):	No
31.	Details relating to Partly Paid Notes: amount of each payment comprising the Issue Price and date on which each payment is to be made and consequences of failure to pay, including any right of the Issuer to forfeit the Notes and interest due on late payment:	Not Applicable

(Conditions 3(d) and 4(g))

32.	Details relating to Instalment Notes: amount of each instalment, date on which each payment is to be made: (Condition 4(f))	Not Applicable
33.	Redenomination applicable:	No
34.	Calculation Agent:	Robeco Institutional Asset Management B.V.
35.	Other terms or special conditions:	See Appendix

DISTRIBUTION

36.	(i) If syndicated, names of Managers:	Not Applicable
	(ii) Stabilising Manager (if any):	Not Applicable
37.	If non-syndicated, name of relevant Dealer:	Robeco Bank Holding B.V.
38.	Whether TEFRA D or TEFRA C rules applicable or TEFRA rules not applicable:	TEFRA D
39.	Additional selling restrictions:	This Pricing Supplement is neither an offer to sell nor a solicitation to purchase Notes in any jurisdiction in which such offer or solicitation is unlawful.

Japan

The Notes have not been and will not be registered under the Securities and Exchange Law of Japan (the "Securities and Exchange Law") and the Dealer has agreed that it will not offer or sell any Notes, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for reoffering or resale, directly or indirectly, in Japan or to a resident of Japan except pursuant to an exemption from the registration requirements of, and

		otherwise in compliance with; the Securities and Exchange Law and any other applicable laws, regulations and ministerial guidelines of Japan.
40.	Effective yield of the Notes (Euronext Amsterdam listed Notes only):	Not Applicable
41.	Use of proceeds (Euronext Amsterdam listed Notes only):	Not Applicable
42.	Net proceeds (Euronext Amsterdam listed Notes only):	Not Applicable
43.	Costs of Issue	
	(i) Costs borne by purchasers of Notes:	Not Applicable
	(ii) Commission paid to: intermediaries	The initial distribution costs of the Notes will be paid by the Dealer. In addition, until a redemption of all the Notes or the occurrence of the Trading Termination Event, the Dealer may pay on-going distribution fees to the intermediary distributing the Notes.
	(iii) Other costs:	An amount equal to approximately 0.60 per cent. of the proceeds of the issuance of the Notes will be paid by the Issuer to the Dealer for the payment of distribution fees

OPERATIONAL INFORMATION

44.	Any clearing system(s) other than Euroclear and Clearstream, Luxembourg and the relevant identification number(s):	Not applicable
45.	Delivery:	Delivery against payment
46.	Additional Paying Agent(s) (if any):	Not Applicable

ISIN:	XS0219214243
Common Code:	021921424

LISTING APPLICATION

This Pricing Supplement comprises the final terms required to list the issue of Notes described herein pursuant to the Euro 5,000,000,000 Principal Protected Medium Term Note Programme of Rabobank Nederland.

RESPONSIBILITY

The Issuer accepts responsibility for the information contained in this Pricing Supplement.

Signed on behalf of the Issuer:

By: ____

Duly authorised

Appendix

1. Interpretation and Definitions

Unless the context otherwise requires, terms and expressions used herein or in the Conditions and which are not defined herein or the Conditions shall have the respective meanings given to them in the Class XVI Offering Memorandum (Annex 1) and the Class E Offering Memorandum (Annex 2).

The following terms shall have the following meanings:

"**Initial Nominal Amount**" means JPY 10,000,000;

"**Minimum Redemption Amount**" means, in respect of each Note, 100% of the Initial Nominal Amount of the relevant Note;

"**Official Zero-Note Value**", at any time, means, in respect of each Note, the aggregate of (a) the present value of the Minimum Redemption Amount of such Note and (b) the present value of all remaining Fixed Coupon Amounts to be paid in respect of such Note up to and including the Maturity Date, in each case, as determined by the Calculation Agent, acting on behalf of the Issuer, taking into account the funding rate (bid side) of the Issuer for securities with such outstanding amount and with a maturity equivalent to the maturity date of the Notes but which has become due and payable at such time;

"**Repurchase Fee**" means, in respect of each Note, an amount equivalent to:

(i) if the Repurchase Date (as defined below), as the case may be, falls on or prior to 30th June, 2008, 3.5% of the Initial Nominal Amount of such Note;

(ii) if the Repurchase Date, as the case may be, falls on or prior to 30th June, 2010 but after 30th June, 2008, 3% of the Initial Nominal Amount of such Note;

(iii) if the Repurchase Date, as the case may be, falls on or prior to 30th June, 2014 but after 30th June, 2010, 2% of the Initial Nominal Amount of such Note;

(iv) if the Repurchase Date, as the case may be, falls on or prior to 30th June 2017 but after 30th June 2014, 1% of the Initial Nominal Amount of such Note; or

(v) if the Repurchase Date, as the case may be, falls after 30th June, 2017, 0% of the Initial Nominal Amount of such Note;

"**Underlying Entity**" means Robeco Multi Market Reference Entity SPC, an exempted segregated portfolio company incorporated under The Companies Law (Revised) of the Cayman Islands;

"**Underlying Securities**" means the Class XVI Ordinary Shares of the Underlying Entity issued and subscribed for from time to time, and "**Underlying Security**" means any one of such shares;

"**Underlying Securities Final Redemption Date**" has the same meaning as the term "Final Redemption Day" as defined in the Class XVI Offering Memorandum; and

"**Underlying Security Redemption Proceeds**", at any time, means an amount equivalent to:

(a) the redemption proceeds paid by the Underlying Entity on a redemption of all the Underlying Securities at such time, the amount of which shall be determined by the Underlying Entity,

divided by

(b) the number of Underlying Securities redeemed at such time.

2. Final Redemption Amount

Subject to paragraph 5 below, unless previously redeemed or purchased and cancelled, each Note will be redeemed by the Issuer on the Maturity Date at an amount (the "**Final Redemption Amount**") in the Specified Currency equivalent to the aggregate of:

(a) the Minimum Redemption Amount of such Note; and

(b) the Underlying Security Redemption Proceeds as of the Underlying Securities Final Redemption Date,

provided that if the Trading Termination Event has occurred in respect of Segregated Portfolio Series XVI prior to the Underlying Securities Final Redemption Date, the amount payable by the Issuer pursuant to sub-paragraph (b) above on the Maturity Date shall be deemed to be zero.

3. Trading Termination Event Payment Amount

Subject to paragraph 5 below, unless previously redeemed or purchased and cancelled, in the event that the Trading Termination Event has occurred in respect of Segregated Portfolio Series XVI prior to the Underlying Securities Final Redemption Date, an amount (the "**Trading Termination Event Payment Amount**") in the Specified Currency, being the Underlying Security Redemption Proceeds following a redemption of all the Underlying Securities on the occurrence of the Trading Termination Event shall be paid by the Issuer in respect of each Note, as soon as reasonably practicable, and in any event, no later than the date of redemption of the Notes.

4. Early Redemption Amount

Subject to paragraph 5 below, for the purposes of Condition 4(b) and Condition 10, the Early Redemption Amount in respect of each Note shall be the higher of:

(a) an amount in the Specified Currency equivalent to the following as determined by the Calculation Agent acting in good faith:

(i) the Official Zero-Note Value of such Note as at close of business on the last Business Day immediately preceding the date of redemption of such Note (the "**Early Redemption Date**"); plus

(ii) the Underlying Security Redemption Proceeds as of the Early Redemption Date; less

(iii) the aggregate of all losses, costs and expenses the Issuer (or any of its affiliates) may incur as a result of unwinding any underlying or related hedging arrangements in relation to the early redemption of the Notes pursuant to Condition 4(b) or Condition 10, as the case may be, as determined by the Calculation Agent acting in a commercially reasonable manner, divided by the number of Notes redeemed on such early redemption;

and

(b) the Minimum Redemption Amount of such Note.

For the avoidance of doubt, in the event that the Trading Termination Event has occurred in respect of Segregated Portfolio Series XVI prior to the Early Redemption Date, the amounts payable by the Issuer pursuant to paragraph sub-paragraphs (a)(ii) above shall be deemed to be zero.

5. **Postponement of Payment**

In the event that the Calculation Agent, in its reasonable discretion, determines that (a) the Underlying Entity fails, or is unable, to determine the relevant Underlying Security Redemption Proceeds such that the entire Final Redemption Amount, the Trading Termination Event Payment Amount and/or the Early Redemption Amount, as applicable, cannot be calculated, and/or (b) the Underlying Entity fails to pay the relevant Underlying Security Redemption Proceeds in respect of all the Underlying Securities redeemed on their payment due date in full:

(a) in the case of the payment of the Final Redemption Amount or the Early Redemption Amount, as the case may be, the Issuer shall pay the Final Redemption Amount or the Early Redemption Amount, as applicable, on their respective payment due dates, less the portion of the Final Redemption Amount or the Early Redemption Amount, as applicable, attributable to the relevant Underlying Securities Redemption Proceeds which cannot be calculated and/or which has not been paid by the Underlying Entity in full (each such amount, a "**Deferred Amount**") and the payment of such Deferred Amount by the Issuer shall be deferred; and

(b) in the case of the payment of the Trading Termination Payment Amount payable by the Issuer pursuant to paragraph 3 above (such amount, a "**Deferred Amount**"), the payment of such Deferred Amount by the Issuer shall be deferred.

Each Deferred Amount shall be paid by the Issuer at such time which the Calculation Agent, in its reasonable discretion, determines that the relevant the Underlying Security Redemption Proceeds have been determined and paid by the Underlying Entity in full.

No interest shall accrue on any Deferred Amount as a result of such postponement of payment.

6. **Repurchase Offer**

Each Noteholder may request the Dealer to repurchase all or some of the Notes held by it on the last Business Day of each calendar month (the "**Repurchase Date**") by giving not less than 5 Business Days' notice to the Dealer. Any Notes repurchased by the Dealer pursuant to this paragraph 6 shall be repurchased at the Repurchase Price set out below.

The Repurchase Price in respect of each Note shall be an amount equivalent to the Japanese Yen amount of:

(i) the Official Bond NAV as at the close of business on the last Business Day of the same calendar month, as determined by the Calculation Agent; less

(ii) the relevant Repurchase Fee, if any.

The Repurchase Price shall be paid by the Dealer within five Business Days following the announcement of the Official Bond NAV by the Calculation Agent:

"**Official Bond NAV**", at any time, means, in respect of each Robeco Multi Market Bond Jun 05/23 (JPY), the aggregate of the Official NAV of a Class XVI Ordinary Share at such time and the Official Zero-Note Value of such Robeco Multi Market Bond Jun 05/23 (JPY) at such time.

7. Additional Business Centre

For the purposes of determining the definition of a "Business Day", the Additional Business Centre shall be Amsterdam, the Netherlands.

8. The Calculation Agent

The Calculation Agent shall, upon receipt of the relevant Monthly Risk Management Report in respect of Segregated Portfolio Series XVI, the relevant Monthly Trading Advisory Report in respect of Segregated Portfolio E and all relevant information, render a note monthly report (each, a "**Note Monthly Report**") prepared and determined as of the last Business Day of each calendar month. Each Note Monthly Report shall contain the following information for that calendar month (or such part thereof, in respect of the first Note Monthly Report to be prepared):

(a) the Official Bond NAV of each Note as at close of business on the last Business Day of such calendar month;

(b) a general description of such information contained in the relevant Monthly Risk Management Report in respect of Segregated Portfolio Series XVI as reasonably determined by the Calculation Agent in its sole discretion; and

(c) a general description of such information contained in the relevant Monthly Trading Advisory Report in respect of Segregated Portfolio E as reasonably determined by the Calculation Agent in its sole discretion.

The Calculation Agent, on behalf of the Issuer, shall use reasonable efforts to make available each Note Monthly Report to the Issuer, the Administrator and to the Noteholders no later than five Business Days following the last Business Day of the relevant calendar month, and in any event, subject to the receipt of the relevant Monthly Risk Management Report, the relevant Monthly Trading Advisory Report and of such relevant information for the purposes of providing such Note Monthly Report.

The Calculation Agent shall also notify the Administrator of the Official Bond NAV of each Note as at close of business of the last Business Day of each calendar month as soon as reasonably practicable upon its determination thereof.

ANNEX 1

Class XVI Offering Memorandum

ANNEX 2

Class E Offering Memorandum

Pricing Supplement dated 10th June, 2005

PRICING SUPPLEMENT

RABOBANK NEDERLAND

Issue of JPY 8,600,000,000 Robeco Multi Market Bond Jun 05/23 (JPY) (the "Notes") under the Euro 5,000,000,000 Principal Protected Medium Term Note Programme

This Pricing Supplement contains provisions relating to the Notes to be issued by Rabobank Nederland. The return of principal on the Notes is partly linked to the Class XVI Ordinary Shares to be issued by Robeco Multi Market Reference Entity SPC in respect of which information is contained in the Amended and Restated Offering Memorandum dated 16th July, 2004 and the Supplemental Offering Memorandum dated 10th June, 2005 (together, the "**Class XVI Offering Memorandum**"), a copy of which is attached in Annex 1. The Class XVI Ordinary Shares to be issued by Robeco Multi Market Reference Entity SPC are in turn partly linked to the Class E Ordinary Shares issued by Robeco Multi Market SPC in respect of which information is contained in the Amended and Restated Offering Memorandum dated 16th July, 2004 and the Supplemental Offering Memorandum dated 10th August, 2004 (together, the "**Class E Offering Memorandum**"), a copy of which is attached in Annex 2. Noteholders are deemed to be fully aware of the contents thereof.

Unless the context otherwise requires, terms and expressions used herein or in the Conditions and which are not defined herein or the Conditions shall have the respective meanings given to them in the Class XVI Offering Memorandum or the Class E Offering Memorandum, as applicable. The Class XVI Offering Memorandum and the Class E Offering Memorandum are attached hereto for information purposes only. The attachment of the Class XVI Offering Memorandum and the Class E Offering Memorandum does not constitute an offer or an invitation by, or on behalf of the Issuer, Robeco Multi Market Reference Entity SPC or Robeco Multi Market SPC or any other entity mentioned herein to subscribe for or purchase any of the shares of Robeco Multi Market Reference Entity SPC or Robeco Multi Market SPC.

Noteholders are deemed to have sufficient knowledge, experience and professional advice to make (and have made and will continue to make) their own legal, financial, tax, accounting and other business evaluations of the merits and risks and suitability of investment in the Notes and are deemed to have represented that they are not relying on the views of the Issuer in that regard.

The Issuer and the Dealer reserve the right to withdraw the offering, postpone the Issue Date or reduce or increase the Aggregate Nominal Amount of Notes offered hereby at any time prior to the Issue Date. This document constitutes the Pricing Supplement relating to the issue of Notes described herein. Terms used herein shall be deemed to be defined as such for the purposes of the Conditions set forth in the Offering Circular dated 25th January, 2005 (the "**Offering Circular**"). This Pricing Supplement contains the final form of the Notes and must be read in conjunction with the Offering Circular.

STRUCTURED NOTES ARE SOPHISTICATED INSTRUMENTS WHICH CAN INVOLVE A HIGH DEGREE OF RISK AND ARE INTENDED FOR SALE ONLY TO THOSE INVESTORS CAPABLE OF UNDERSTANDING THE RISKS ENTAILED IN SUCH INSTRUMENTS.

POTENTIAL PURCHASERS OF THE NOTES SHOULD BE AWARE THAT THE REDEMPTION AMOUNT OF THE NOTES AT MATURITY IS PARTLY LINKED TO THE VALUE OF EQUITY SECURITIES. MOVEMENTS IN THE VALUE OF THE EQUITY SECURITIES MAY ADVERSELY AFFECT THE VALUE OF THE NOTES. NEVERTHELESS, IN NO CIRCUMSTANCES MAY THE NOTES BE REDEEMED AT LESS THAN PAR.

POTENTIAL PURCHASERS OF THE NOTES SHOULD ALSO BE AWARE THAT HOLDERS OF THE NOTES WILL BE EXPOSED TO INTEREST RATE RISK.

THE ISSUER HAS MADE NO INVESTIGATION INTO THE TREATMENT OF THE NOTES BY THE TAX AUTHORITIES OF ANY COUNTRY. INVESTORS ARE STRONGLY ADVISED TO TAKE THEIR OWN TAX ADVICE.

1.	Issuer:	Rabobank Nederland
2.	(i) Series Number:	39
	(ii) Tranche Number:	1
3.	Specified Currency or Currencies:	Japanese Yen ("**JPY**")
4.	Aggregate Nominal Amount:	
	— Tranche:	JPY 8,600,000,000
	— Series:	JPY 8,600,000,000
5.	Issue Price of Tranche:	99.5 per cent.
6.	Specified Denominations:	JPY 10,000,000
7.	(i) Issue Date:	16th June, 2005
	(ii) Interest Commencement Date:	16th June, 2005
8.	Maturity Date:	15th June, 2023, subject to paragraph 5 of the Appendix
9.	Interest Basis:	Fixed Rate
10.	Redemption/Payment Basis:	See Appendix
11.	Change of Interest Basis or Redemption/Payment Basis:	Not Applicable
12.	Call Option: (Condition 4(c))	Not Applicable
13.	Status of the Notes:	Senior
14.	Listing:	Not Applicable

15.	Method of distribution:	Non-syndicated

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

16. Fixed Rate Note Provisions: (Condition 3(a))	Applicable
(i) Rate(s) of Interest:	An amount equal to the Fixed Coupon Amount will be paid per Note on each Interest Payment Date.
(ii) Interest Payment Date(s):	On each 15th day of June and December in each year occurring during the period from and including 15th December, 2005 up to and including the Maturity Date, subject to adjustment in accordance with the Modified Following Business Day Convention. In the event that the Early Redemption Date (as defined in paragraph 4 of the attached Appendix) occurs on the same day as an Interest Payment Date, the Fixed Coupon Amount payable on such Interest Payment Date shall be deemed to be zero.
(iii) Fixed Coupon Amount(s):	JPY 25,000 per JPY 10,000,000 in nominal amount.
(iv) Broken Amount(s):	Not Applicable.
(v) Day Count Fraction:	Not Applicable.
(vi) Determination Date(s):	Not Applicable.
(vii) Other terms relating to the method of calculating interest for Fixed Rate Notes:	Not Applicable.
17. Floating Rate Note Provisions (Condition 3(b))	Not Applicable

PROVISIONS RELATING TO ZERO COUPON NOTES

18. Zero Coupon Note Provisions: (Condition 4(e)(iv))	Not Applicable

PROVISIONS RELATING TO DUAL CURRENCY NOTES

19.	Dual Currency Note Provisions:	Not Applicable

PROVISIONS RELATING TO EQUITY LINKED NOTES

20.	Equity Linked Note Provisions: (Condition 5)		Applicable, subject to the Appendix
	(i)	Underlying Securities and/or formula to be used to determine principal and/or interest or the Equity Linked Securities Amount:	See Appendix
	(ii)	Equity Linked Securities Amount:	Not Applicable
	(iii)	Provisions where calculation by reference to the Underlying Securities and/or formula is impossible or impracticable:	See Appendix
	(iv)	Equity Valuation Date(s):	Not Applicable
	(v)	Valuation Time:	Not Applicable
	(vi)	Stock Exchange/Related Exchange:	Not Applicable
	(vii)	Details of any other relevant terms, any stock exchange requirements/tax considerations	Not Applicable
	(viii)	Method of calculating Early Redemption Amount (if for reasons other than following an Event of Default):	See Appendix
	(ix)	Such other additional terms or provisions as may be required:	See Appendix

PROVISIONS RELATING TO INDEX LINKED NOTES

21.	Index Linked Note Provisions:	Not Applicable

PROVISIONS RELATING TO REDEMPTION

22.	Issuer Call: (Condition 4(c))	Not Applicable

23.	Issuer's option to redeem on basis of Nationalisation or Insolvency in relation to Equity Linked Notes: (Condition 4(d))	Not Applicable
24.	Final Redemption Amount of each Note: (Condition 4(a))	See Appendix
25.	Early Redemption Amount of each Note payable on redemption for taxation reasons or on Event of Default and/or the method of calculating the same (if required or if different from that set out in Condition 4(e)):	See Appendix
26.	Price Information and Purchase Offer: (if not applicable delete the remaining sub-paragraphs of this paragraph)	Not Applicable

GENERAL PROVISIONS APPLICABLE TO THE NOTES

27.	Domestic Note:	No
28.	Form of Notes: (Condition 1)	Temporary Global Note exchangeable for a Permanent Global Note which is exchangeable for Definitive Notes in the circumstances set out in the Permanent Global Note
29.	Additional Financial Centre(s) or other special provisions relating to Payment Day: (Condition 7(e))	Not Applicable
30.	Talons for future Coupons or Receipts to be attached to Definitive Notes (and dates on which such Talons mature):	No
31.	Details relating to Partly Paid Notes: amount of each payment comprising the Issue Price and date on which each payment is to be made and consequences of failure to pay, including any right of the Issuer to forfeit the Notes and interest due on late payment:	Not Applicable

(Conditions 3(d) and 4(g))

32.	Details relating to Instalment Notes: amount of each instalment, date on which each payment is to be made: (Condition 4(f))	Not Applicable
33.	Redenomination applicable:	No
34.	Calculation Agent:	Robeco Institutional Asset Management B.V.
35.	Other terms or special conditions:	See Appendix

DISTRIBUTION

36.	(i) If syndicated, names of Managers:	Not Applicable
	(ii) Stabilising Manager (if any):	Not Applicable
37.	If non-syndicated, name of relevant Dealer:	Robeco Bank Holding B.V.
38.	Whether TEFRA D or TEFRA C rules applicable or TEFRA rules not applicable:	TEFRA D
39.	Additional selling restrictions:	This Pricing Supplement is neither an offer to sell nor a solicitation to purchase Notes in any jurisdiction in which such offer or solicitation is unlawful.

Japan

The Notes have not been and will not be registered under the Securities and Exchange Law of Japan (the "Securities and Exchange Law") and the Dealer has agreed that it will not offer or sell any Notes, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for reoffering or resale, directly or indirectly, in Japan or to a resident of Japan except pursuant to an exemption from the registration requirements of, and

		otherwise in compliance with; the Securities and Exchange Law and any other applicable laws, regulations and ministerial guidelines of Japan.
40.	Effective yield of the Notes (Euronext Amsterdam listed Notes only):	Not Applicable
41.	Use of proceeds (Euronext Amsterdam listed Notes only):	Not Applicable
42.	Net proceeds (Euronext Amsterdam listed Notes only):	Not Applicable
43.	Costs of Issue	
	(i) Costs borne by purchasers of Notes:	Not Applicable
	(ii) Commission paid to: intermediaries	The initial distribution costs of the Notes will be paid by the Dealer. In addition, until a redemption of all the Notes or the occurrence of the Trading Termination Event, the Dealer may pay on-going distribution fees to the intermediary distributing the Notes.
	(iii) Other costs:	An amount equal to approximately 0.60 per cent. of the proceeds of the issuance of the Notes will be paid by the Issuer to the Dealer for the payment of distribution fees

OPERATIONAL INFORMATION

44.	Any clearing system(s) other than Euroclear and Clearstream, Luxembourg and the relevant identification number(s):	Not applicable
45.	Delivery:	Delivery against payment
46.	Additional Paying Agent(s) (if any):	Not Applicable

ISIN:	XS0219214243
Common Code:	021921424

LISTING APPLICATION

This Pricing Supplement comprises the final terms required to list the issue of Notes described herein pursuant to the Euro 5,000,000,000 Principal Protected Medium Term Note Programme of Rabobank Nederland.

RESPONSIBILITY

The Issuer accepts responsibility for the information contained in this Pricing Supplement.

Signed on behalf of the Issuer:

By: ______________________________



Duly authorised

Appendix

1. Interpretation and Definitions

Unless the context otherwise requires, terms and expressions used herein or in the Conditions and which are not defined herein or the Conditions shall have the respective meanings given to them in the Class XVI Offering Memorandum (Annex 1) and the Class E Offering Memorandum (Annex 2).

The following terms shall have the following meanings:

"**Initial Nominal Amount**" means JPY 10,000,000;

"**Minimum Redemption Amount**" means, in respect of each Note, 100% of the Initial Nominal Amount of the relevant Note;

"**Official Zero-Note Value**", at any time, means, in respect of each Note, the aggregate of (a) the present value of the Minimum Redemption Amount of such Note and (b) the present value of all remaining Fixed Coupon Amounts to be paid in respect of such Note up to and including the Maturity Date, in each case, as determined by the Calculation Agent, acting on behalf of the Issuer, taking into account the funding rate (bid side) of the Issuer for securities with such outstanding amount and with a maturity equivalent to the maturity date of the Notes but which has become due and payable at such time;

"**Repurchase Fee**" means, in respect of each Note, an amount equivalent to:

(i) if the Repurchase Date (as defined below), as the case may be, falls on or prior to 30th June, 2008, 3.5% of the Initial Nominal Amount of such Note;

(ii) if the Repurchase Date, as the case may be, falls on or prior to 30th June, 2010 but after 30th June, 2008, 3% of the Initial Nominal Amount of such Note;

(iii) if the Repurchase Date, as the case may be, falls on or prior to 30th June, 2014 but after 30th June, 2010, 2% of the Initial Nominal Amount of such Note;

(iv) if the Repurchase Date, as the case may be, falls on or prior to 30th June 2017 but after 30th June 2014, 1% of the Initial Nominal Amount of such Note; or

(v) if the Repurchase Date, as the case may be, falls after 30th June, 2017, 0% of the Initial Nominal Amount of such Note;

"**Underlying Entity**" means Robeco Multi Market Reference Entity SPC, an exempted segregated portfolio company incorporated under The Companies Law (Revised) of the Cayman Islands;

"**Underlying Securities**" means the Class XVI Ordinary Shares of the Underlying Entity issued and subscribed for from time to time, and "**Underlying Security**" means any one of such shares;

"**Underlying Securities Final Redemption Date**" has the same meaning as the term "Final Redemption Day" as defined in the Class XVI Offering Memorandum; and

"**Underlying Security Redemption Proceeds**", at any time, means an amount equivalent to:

(a) the redemption proceeds paid by the Underlying Entity on a redemption of all the Underlying Securities at such time, the amount of which shall be determined by the Underlying Entity,

divided by

(b) the number of Underlying Securities redeemed at such time.

2. **Final Redemption Amount**

Subject to paragraph 5 below, unless previously redeemed or purchased and cancelled, each Note will be redeemed by the Issuer on the Maturity Date at an amount (the "**Final Redemption Amount**") in the Specified Currency equivalent to the aggregate of:

(a) the Minimum Redemption Amount of such Note; and

(b) the Underlying Security Redemption Proceeds as of the Underlying Securities Final Redemption Date,

provided that if the Trading Termination Event has occurred in respect of Segregated Portfolio Series XVI prior to the Underlying Securities Final Redemption Date, the amount payable by the Issuer pursuant to sub-paragraph (b) above on the Maturity Date shall be deemed to be zero.

3. **Trading Termination Event Payment Amount**

Subject to paragraph 5 below, unless previously redeemed or purchased and cancelled, in the event that the Trading Termination Event has occurred in respect of Segregated Portfolio Series XVI prior to the Underlying Securities Final Redemption Date, an amount (the "**Trading Termination Event Payment Amount**") in the Specified Currency, being the Underlying Security Redemption Proceeds following a redemption of all the Underlying Securities on the occurrence of the Trading Termination Event shall be paid by the Issuer in respect of each Note, as soon as reasonably practicable, and in any event, no later than the date of redemption of the Notes.

4. **Early Redemption Amount**

Subject to paragraph 5 below, for the purposes of Condition 4(b) and Condition 10, the Early Redemption Amount in respect of each Note shall be the higher of:

(a) an amount in the Specified Currency equivalent to the following as determined by the Calculation Agent acting in good faith:

(i) the Official Zero-Note Value of such Note as at close of business on the last Business Day immediately preceding the date of redemption of such Note (the "**Early Redemption Date**"); plus

(ii) the Underlying Security Redemption Proceeds as of the Early Redemption Date; less

(iii) the aggregate of all losses, costs and expenses the Issuer (or any of its affiliates) may incur as a result of unwinding any underlying or related hedging arrangements in relation to the early redemption of the Notes pursuant to Condition 4(b) or Condition 10, as the case may be, as determined by the Calculation Agent acting in a commercially reasonable manner, divided by the number of Notes redeemed on such early redemption;

and

(b) the Minimum Redemption Amount of such Note.

For the avoidance of doubt, in the event that the Trading Termination Event has occurred in respect of Segregated Portfolio Series XVI prior to the Early Redemption Date, the amounts payable by the Issuer pursuant to paragraph sub-paragraphs (a)(ii) above shall be deemed to be zero.

5. Postponement of Payment

In the event that the Calculation Agent, in its reasonable discretion, determines that (a) the Underlying Entity fails, or is unable, to determine the relevant Underlying Security Redemption Proceeds such that the entire Final Redemption Amount, the Trading Termination Event Payment Amount and/or the Early Redemption Amount, as applicable, cannot be calculated, and/or (b) the Underlying Entity fails to pay the relevant Underlying Security Redemption Proceeds in respect of all the Underlying Securities redeemed on their payment due date in full:

(a) in the case of the payment of the Final Redemption Amount or the Early Redemption Amount, as the case may be, the Issuer shall pay the Final Redemption Amount or the Early Redemption Amount, as applicable, on their respective payment due dates, less the portion of the Final Redemption Amount or the Early Redemption Amount, as applicable, attributable to the relevant Underlying Securities Redemption Proceeds which cannot be calculated and/or which has not been paid by the Underlying Entity in full (each such amount, a "**Deferred Amount**") and the payment of such Deferred Amount by the Issuer shall be deferred; and

(b) in the case of the payment of the Trading Termination Payment Amount payable by the Issuer pursuant to paragraph 3 above (such amount, a "**Deferred Amount**"), the payment of such Deferred Amount by the Issuer shall be deferred.

Each Deferred Amount shall be paid by the Issuer at such time which the Calculation Agent, in its reasonable discretion, determines that the relevant the Underlying Security Redemption Proceeds have been determined and paid by the Underlying Entity in full.

No interest shall accrue on any Deferred Amount as a result of such postponement of payment.

6. Repurchase Offer

Each Noteholder may request the Dealer to repurchase all or some of the Notes held by it on the last Business Day of each calendar month (the "**Repurchase Date**") by giving not less than 5 Business Days' notice to the Dealer. Any Notes repurchased by the Dealer pursuant to this paragraph 6 shall be repurchased at the Repurchase Price set out below.

The Repurchase Price in respect of each Note shall be an amount equivalent to the Japanese Yen amount of:

(i) the Official Bond NAV as at the close of business on the last Business Day of the same calendar month, as determined by the Calculation Agent; less

(ii) the relevant Repurchase Fee, if any.

The Repurchase Price shall be paid by the Dealer within five Business Days following the announcement of the Official Bond NAV by the Calculation Agent:

"**Official Bond NAV**", at any time, means, in respect of each Robeco Multi Market Bond Jun 05/23 (JPY), the aggregate of the Official NAV of a Class XVI Ordinary Share at such time and the Official Zero-Note Value of such Robeco Multi Market Bond Jun 05/23 (JPY) at such time.

7. Additional Business Centre

For the purposes of determining the definition of a "Business Day", the Additional Business Centre shall be Amsterdam, the Netherlands.

8. The Calculation Agent

The Calculation Agent shall, upon receipt of the relevant Monthly Risk Management Report in respect of Segregated Portfolio Series XVI, the relevant Monthly Trading Advisory Report in respect of Segregated Portfolio E and all relevant information, render a note monthly report (each, a "**Note Monthly Report**") prepared and determined as of the last Business Day of each calendar month. Each Note Monthly Report shall contain the following information for that calendar month (or such part thereof, in respect of the first Note Monthly Report to be prepared):

(a) the Official Bond NAV of each Note as at close of business on the last Business Day of such calendar month;

(b) a general description of such information contained in the relevant Monthly Risk Management Report in respect of Segregated Portfolio Series XVI as reasonably determined by the Calculation Agent in its sole discretion; and

(c) a general description of such information contained in the relevant Monthly Trading Advisory Report in respect of Segregated Portfolio E as reasonably determined by the Calculation Agent in its sole discretion.

The Calculation Agent, on behalf of the Issuer, shall use reasonable efforts to make available each Note Monthly Report to the Issuer, the Administrator and to the Noteholders no later than five Business Days following the last Business Day of the relevant calendar month, and in any event, subject to the receipt of the relevant Monthly Risk Management Report, the relevant Monthly Trading Advisory Report and of such relevant information for the purposes of providing such Note Monthly Report.

The Calculation Agent shall also notify the Administrator of the Official Bond NAV of each Note as at close of business of the last Business Day of each calendar month as soon as reasonably practicable upon its determination thereof.

ANNEX 1

Class XVI Offering Memorandum

ANNEX 2

Class E Offering Memorandum